Filed Pursuand to Rule 424(b)(3)
Registration Statement No. 333-112837

55,021,780 Shares of Common Stock

Ener1, Inc.

This prospectus relates to 55,021,780 shares of the common stock of Ener1, Inc., which may be offered by the selling shareholders identified in this prospectus for their own account.

We will receive no part of the proceeds from sales made under this prospectus. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by the selling shareholders will be borne by the selling shareholders.

The shares of common stock being offered pursuant to this prospectus are “restricted securities” under the Securities Act of 1933, as amended (the “Securities Act”), before their sale under this prospectus. This prospectus has been prepared for the purpose of registering these shares of common stock under the Securities Act to allow for a sale by the selling shareholders to the public without restriction. The selling shareholders and the participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the sale of shares by the selling shareholders, and any commissions or discounts received by the brokers or dealers, may be deemed to be underwriting compensation under the Securities Act.

Our common stock is quoted on the Over-the-Counter Bulletin Board (“OTCBB”) under the symbol “ENEI” On September 8, 2006, the last reported sale price of our common stock on the OTCBB was $0.34 per share.

Investing in our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 3 of this prospectus before investing in our common stock.

                        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 12, 2006

This prospectus is not an offer to sell these securities, and the selling shareholders are not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	4
RISK FACTORS	7
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION	13
USE OF PROCEEDS	13
SELLING SHAREHOLDERS	14
PLAN OF DISTRIBUTION	15
LEGAL PROCEEDINGS	16
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS	18
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	21
DESCRIPTION OF SECURITIES	22
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT VIOLATIONS	24
BUSINESS	25
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	40
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	58
PROPERTIES	61
MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS	62
EXECUTIVE COMPENSATION	63
LEGAL MATTERS	67
EXPERTS	67
WHERE YOU CAN FIND MORE INFORMATION	67
FINANCIAL STATEMENTS	F-2

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover. You should rely only on the information contained in this prospectus.

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to Form SB-2 is being filed in order to update the prospectus included in this registration statement as required by Section 10(a)(3) of the Securities Act of 1933.

PROSPECTUS SUMMARY

The following summary highlights the key information contained elsewhere in this prospectus. It does not contain all the information that may be important to you. You should read this entire prospectus carefully, especially the discussion of “Risk Factors” and our consolidated financial statements and related notes, before deciding to invest in shares of our common stock. In this prospectus, “Ener1,” “the Company,” “we,” “us,” and “our” refer to Ener1, Inc. and its subsidiaries unless the context requires otherwise.

The Company

We have three business lines which we conduct through our three operating subsidiaries. EnerDel, Inc., which is an 80.5% owned subsidiary that we operate as a joint venture with Delphi Corporation, develops lithium-ion (“Li-ion”) batteries, battery packs and components such as Li-ion battery electrodes and lithium electronic controllers for lithium battery packs. Our wholly-owned subsidiary, EnerFuel, Inc., develops fuel cell products and services. Our wholly-owned subsidiary, NanoEner, Inc., develops technologies, materials and equipment for nanostructured materials processing, i.e., manufacturing processes that operate on a microscopic level.

EnerDel was formed in October 2004. Its research and development activities focus on development of battery material, battery cells, electronic controls and manufacturing processes, and production and testing of prototypes of battery cells.

In June 2005, we restructured EnerDel's operations based on a change in strategy to focus development and marketing efforts on U.S.-based production of Li-ion batteries for U.S. manufacturers of hybrid electric vehicles, or "HEVs". HEVs are cars that are powered by combining an electric motor with a combustion engine. HEVs require "high-rate" or "high power" batteries, which are batteries that can discharge rapidly, providing high levels of power output quickly, in order to power high-stress applications such as driving in stop-and-go traffic, accelerating and braking. EnerDel's change in strategy was based on our determination that the high-rate battery technology and automated manufacturing process technologies we were able to acquire from our affiliate, EnerStruct, Inc. ("EnerStruct") would enable us to pursue the emerging market for HEV batteries more effectively. At this time, we discontinued all work on the Bellcore technology EnerDel had acquired from Delphi, which we determined EnerDel could not commercialize on a profitable basis due to the cost and complexity of the manufacturing process required.

During the second half of 2005, we decided to consolidate our Li-ion battery development engineering and production activities in our Indianapolis, Indiana facility. During the next 24 months, we intend to build a pilot production line to produce samples and ultimately produce product for HEVs. In order to execute these plans, we currently expect that during the next two years we will need to make capital expenditures of $20,000,000 and increase our research and development expenses to approximately $10,000,000 annually. We will need to raise a minimum of $40,000,000 over the next two years to implement this strategy plus an additional $20,000,000 for administration and financing costs, and we intend to raise this capital through a combination of funds from government sources, including research and development grants and public financing such as revenue bonds, and equity or debt financing from strategic or financial investors.

In May 2006 EnerDel was awarded a development contract with the United States Advanced Battery Consortium (USABC). The USABC is a consortiuim of the three U.S. auto manufacturers, Ford, General Motors and DiamlerChrysler, with funding provided by the Department of Energy (DOE). The charter of the USABC is to support the commercial development of alternative energy for automotive applications. The contract is the first phase of what is expected to be a multi-phase program. The objective of the first phase is to provide samples of lithium-ion batteries that offer potential significant advantages in terms of weight, volume, performance and safety over existing technologies for HEVs. Part of the core technology is provided by Argonne National Laboratory which has partnered with EnerDel for this project.

In early 2006 the U.S. Congress appropriated $1,000,000 for use by a military facilitty to fund a project for EnerDel's development of asset tracking applications using Li-ion battery technologies. EnerDel is working with the military facility involved to finalize the contract for this funding.

We believe that the market for HEVs will grow dramatically in the next few years. We also believe that Li-ion batteries will replace existing battery technology for HEVs once the technology is adopted for automotive use because Li-ion batteries weigh less and have more power than existing HEV batteries. In addition, more and more major auto makers are introducing new HEV models and announcing plans for more HEVs. We believe that EnerDel has a battery technology and manufacturing process capability that will give it a competitive edge in this emerging market. Therefore, EnerDel is focusing primarily on the HEV market.

EnerDel is obtaining certain key elements of its technology from EnerStruct, which we formed with ITOCHU Corporation in 2003 to pursue technology development and marketing opportunities for Li-ion batteries in Japan. We and ITOCHU have each licensed to EnerStruct some of our respective battery technologies for use in Japanese markets. EnerStruct and EnerDel have entered into a technology transfer agreement under which EnerStruct is working with EnerDel to develop high-rate battery and manufacturing technologies for use by EnerDel under a license requiring initial payments and minimum annual royalty payments.

We restructured EnerFuel's fuel cell business plan and operations in January 2006. EnerFuel now focuses on developing what it believes will be the next generation of high-temperature fuel cells intended to address the fuel cell industry's need for fuel cells that are smaller, less costly and less complex. EnerFuel is pursuing fuel cell related opportunities in the portable power, auxiliary power, distributed power and backup power markets. As part of the restructuring, EnerFuel has hired a president with ten years of experience, having built a fuel cell company from startup and operated it successfully. EnerFuel has expanded its development capability by hiring a team of engineers with experience from a major fuel cell industry participant. EnerFuel has also acquired additional fuel cell development equipment and leased a fuel cell development facility into which it has moved most of its operations.

NanoEner, our nanotechnology subsidiary, has built prototype equipment that utilizes our patent pending vapor deposition/solidification (“VDS”) process for depositing materials onto battery electrodes as part of the battery cell manufacturing process. We are currently evaluating NanoEner's operations and business prospects in order to determine whether to pursue our nanotechnology operations as a separate line of business. We are also continuing to evaluate NanoEner’s capabilities of providing nanotechnology to our other business units.

Our principal executive offices are located at 500 West Cypress Creek Road, Suite 100, Fort Lauderdale, Florida 33309 and our phone number is (954) 556-4020. We maintain a website at www.ener1.com. Information contained on our website, or that can be accessed through our website, does not constitute a part of this prospectus.

The Offering
Common stock offered by the selling shareholders	Up to 55,021,780 shares

Terms of the Offering	The selling shareholders will determine when and how
they will sell the common stock offered by this
prospectus. See "Plan of Distribution".

Use of proceeds	We will not receive any of the proceeds from the
sale of common stock by the selling shareholders.

OTCBB Symbol	ENEI

Summary Financial Information

The following tables provide selected consolidated financial data for the years ended December 31, 2004 and December 31, 2005 and six months ended June 30, 2005 and 2006 (in thousands, except per share data):

	Year Ended December 31,		Six Months Ended June 30,
	2004	2005	2005	2006
	(Restated)	(Restated)	(Unaudited)	(Unaudited)
Consolidated Statement of Operations Data
Loss from operations	$(37,088)	$(33,149)	$(23,904)	$(18,746)
Other income and (expense)	41,111	60,183	69,889	(11,600)
Net income (loss)	7,448	28,604	48,802	(31,538)

Basic net income (loss) per share	$0.02	$0.07	$0.14	$(0.09)
Diluted net income (loss) per share	$(0.07)	$(0.02)	$0.01	$(0.09)

Weighted average shares outstanding - Basic	347,089	347,456	347,456	385,778
Weighted average shares outstanding - Diluted	424,328	433,028	439,464	385,778

Consolidated Balance Sheet Data
Current assets	$14,400	$2,652	$12,722	$1,083
Total Assets	33,039	10,449	21,084	8,722
Current liabilities - derivatives	113,875	54,979	51,004	10,765
Total current liabilities	116,506	58,279	53,276	16,944
Total liabilities	119,156	68,237	60,423	31,208
Redeemable preferred stock	12,674	18,155	15,516	20,719
Minority interest	3,951	-	17	-
Stockholder's deficit	(102,742)	(75,943)	(54,872)	(43,205)
Total liabilities and stockholders' deficit	33,039	10,449	21,084	8,722

RISK FACTORS

In addition to the other information in this Prospectus, readers should consider carefully the following factors that may affect our future performance.

We will need additional capital, which may not be accessible on attractive terms or at all.

For the last several years, we have financed our operations through the sale of our securities and by borrowing money. We will need to raise additional funds through public or private financing. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and the terms of our existing indebtedness. The terms of our senior secured convertible debentures limit our ability to incur additional debt because any such additional debt we incur must be contractually subordinated, as to payment and liquidation, to the payment in full of the debentures. We cannot assure you that we will be able to raise additional funds on terms favorable to us or at all. If we raise additional funds through the sale of equity or convertible debt securities, your ownership percentage of our common stock will be reduced. In addition, any such transactions may dilute the value of our common stock. We may have to issue securities that have rights, preferences and privileges senior to our common stock. The terms of any additional indebtedness may include restrictive financial and operating covenants that would limit our ability to compete and expand. Our failure to obtain any required future financing could materially and adversely affect our financial condition. Our ability to obtain financing from government grants and public financing is subject to the availability of funds under applicable government programs and approval of our applications to participate in such programs. We cannot assure you that our efforts to obtain such funds from these government sources will be successful. Our failure to obtain any required future financing could materially and adversely affect our financial condition.

We have a history of operating losses.

We have experienced net operating losses since 1997, incurred negative cash flows from operations since 1999 and, as of June 30, 2006, had an accumulated deficit of $183,000,000 (unaudited). Cash used in operations for the years ended December 31, 2004 and 2005 and six months ended June 30, 2006 (Unaudited) was $13,945,000, $24,333,000 and $8,707,000, respectively. We expect that we will continue to incur negative cash flows and require additional cash to fund our operations and implement our business plan. The continued development of our energy-related technology and products will require significant additional capital investment.

Our financial statements include substantial non-operating gains or losses resulting from required quarterly revaluation under GAAP of our outstanding derivative instruments.

Generally accepted accounting principles in the United States require that we report the value of certain derivatives in instruments we have issued as current liabilities on our balance sheet and report changes in the value of these derivatives as non-operating gains or losses on our statement of operations. The value of the derivatives is required to be recalculated (and resulting non-operating gains or losses reflected in our statement of operations and resulting adjustments to the associated liability amounts reflected on our balance sheet) on a quarterly basis. The valuations are based upon a number of factors and estimates including estimates based upon management's judgment. Certain of the derivative values are directly correlated to the value of our common stock. Due to the nature of the required calculations and the large number of shares of our common stock involved in such calculations, changes in our common stock price and or changes in management's assumptions may result in significant changes in the value of the derivatives and resulting gains and losses on our statement of operations.

The terms of our senior secured convertible debentures issued in January 2004 and March 2005 restrict our operations.

Our senior secured convertible debentures issued in January 2004 and March 2005, both due 2009, contain restrictive covenants that limit our ability to, among other things: dispose of assets; incur debt; pay dividends; repurchase our capital stock and debt securities; create liens on our assets; and, engage in transactions with our affiliates

These covenants may significantly limit our ability to respond to changing business and economic conditions and to secure additional financing, and we may be prevented from engaging in transactions that might be considered important to our business strategy or otherwise beneficial to us.

We may never complete the research and development of commercially viable products.

Although we have conducted other business activities in the past, we have only in the past four years reorganized our activities to focus on the development of alternative energy products and services (primarily Li-ion batteries and fuel cells). We do not know when or whether we will successfully complete research and development of commercially viable energy products. If we are unable to develop commercially viable products, we will not be able to generate sufficient revenue to become profitable. The commercialization of our products depends on our ability to control the costs of manufacturing, and we cannot assure you that we will be able to sufficiently control these costs. We must complete substantial additional research and development before we will be able to manufacture a commercially viable battery product in commercial quantities In addition, while we are conducting tests to predict the overall life of our products, we may not have tested our products over their projected useful life prior to large-scale commercialization. As a result, we cannot be sure that our products will last as long as predicted, and, if they do not, we may incur liability under warranty claims.

We have only recently acquired our energy business, and your basis for evaluating us is limited.

We acquired Ener1 Battery Company in September 2002, began work in fuel cells in September 2003 and began work in nanotechnology shortly thereafter. Accordingly, there is only a limited basis upon which you can evaluate our business and prospects. We have an unproven business plan and do not expect to be profitable for the next several years. During the past three years, we have shifted our business from providing engineering services and interactive products to focus primarily on developing technologies, products and services related to Li-ion batteries fuel cells and nanotechnology. Before investing in our securities, you should consider the challenges, expenses and difficulties that we will face as a company seeking to develop and manufacture new products.

Viable markets for our products may never develop, may take longer to develop than we anticipate or may not be sustainable.

Our energy products and technologies target emerging markets and we do not know the extent to which our technologies and products will be accepted. We do not currently have any commercially viable products. We must be able to develop a commercially viable product for our business to succeed. If a viable market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred to develop our products and may be unable to achieve profitability. We will need to develop or acquire adequate marketing and manufacturing capabilities in order to develop a commercially successful product. In addition, the development of a viable market for our products may be impacted by many factors which are partly or totally out of our control, including:

•	the cost competitiveness of our products;
•	consumer reluctance to try a new product;
•	consumer perceptions of our products’ safety;
•	regulatory requirements;
•	barriers to entry created by existing energy providers; and
•	emergence of newer, more competitive technologies and products.

We have no experience manufacturing battery, fuel cell or nanotechnology-based products on a large-scale commercial basis and may be unable to do so.

Since we acquired Ener1 Battery Company and began our efforts in fuel cells and nanotechnology, we have focused primarily on research and development and have no experience manufacturing our any of our planned products on a commercial basis. We are developing new battery products that will use high volume battery manufacturing processes and equipment. We have no experience using such equipment for the products we are developing, We do not know whether or when we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to manufacture our products in commercial quantities while meeting the quality, price, engineering, design and production standards required to successfully market our products. Our failure to develop such manufacturing processes and capabilities could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not meet our development and commercialization milestones.

We have established product development and commercialization milestones that we use to assess our progress toward developing commercially viable products. These milestones relate to technology and design improvements as well as to dates for achieving development goals. To gauge our progress, we plan to operate, test and evaluate our products. If our systems or products exhibit technical defects or are unable to meet cost or performance goals, including power output, useful life and reliability, our commercialization schedule could be delayed and potential purchasers of our initial commercial battery and energy products may decline to purchase them. We cannot assure you that we will successfully achieve our milestones in the future or that any failure to achieve these milestones will not result in potential competitors gaining advantages in our target market. Failure to meet our development and commercialization milestones might have a material adverse effect on our operations and our stock price.

We may be unable to establish relationships with third parties for aspects of product development, manufacturing, distribution and servicing and the supply of key components for our products.

We will need to enter into additional strategic relationships in order to complete our current product development and commercialization plans. We will also require partners to assist in the distribution, servicing and supply of components for our anticipated fuel cell products which are in development. If we are unable to identify or enter into satisfactory agreements with potential partners, we may not be able to complete our product development and commercialization plans on schedule or at all. We may also need to scale back these plans in the absence of needed partners, which would adversely affect our future prospects. In addition, any arrangement with a strategic partner may require us to make large cash payments to the partner, issue a significant amount of equity securities to the partner, provide the partner with the opportunity to have representation on our board of directors, agree to exclusive purchase or other arrangements with the partner and/or commit significant financial resources to fund our product development efforts in exchange for their assistance or the contribution to us of intellectual property. Any such issuance of equity securities would reduce the percentage ownership of our then current stockholders. While we have entered into relationships with suppliers of some key components for our products, we do not know when or whether we will secure supply relationships for all required components and subsystems for our products, or whether such relationships will be on terms that will allow us to achieve our objectives. Our business, prospects, results of operations and financial condition could be harmed if we fail to secure relationships with entities which can develop or supply the required components for our products and provide the required distribution and servicing support. Additionally, the agreements governing our current relationships allow for termination by our partners under some circumstances.

We will rely on third parties to develop and provide key components for our products.

We will rely on third party suppliers to develop and supply key components that we will use in our products. If those suppliers fail to develop and supply these components in a timely manner or at all, or fail to develop or supply components that meet our quality, quantity or cost requirements, and we are unable to obtain substitute sources of these components on a timely basis or on terms acceptable to us, we may not be able to manufacture our products. In addition, to the extent that our supply partners use technology or manufacturing processes that are proprietary, we may be unable to obtain comparable components from alternative sources.

We do not know when or whether we will secure long-term supply relationships with any suppliers or whether such relationships will be on terms that will allow us to achieve our objectives. Our business, prospects, results of operations and financial condition could be harmed if we fail to secure long-term relationships with entities that will supply the required components for our battery and energy related products.

We face high levels of competition and may be unable to compete successfully.

The markets in which we intend to compete are highly competitive. There are a number of companies located in the United States, Canada and abroad that are developing battery and fuel cell technologies and other energy products that will compete with our technologies and planned products. Some of our competitors are much larger than we are and may have the manufacturing, marketing and sales capabilities to complete research, development and commercialization of commercially viable products more quickly and effectively than we can.

Not only do we face competition from other companies that are developing battery and fuel cell technologies, but we also face competition from companies that provide energy products based on traditional energy sources, such as oil and natural gas. We also face competition from companies that are developing energy products based on alternative energy sources as a significant amount of public and private funding is currently directed toward development of a number of types of distributed generation technology, including microturbines, solar power, wind power and other types of fuel cell technologies. Technological advances in alternative energy products, improvements in the electric power grid or other fuel cell technologies may make some of our planned products less attractive or render them obsolete. There are many companies engaged in all areas of traditional and alternative energy generation in the United States, Canada and abroad, including, among others, major electric, oil, chemical, natural gas, batteries, generators and specialized electronics firms, as well as universities, research institutions and foreign government-sponsored companies. Many of these entities have substantially greater financial, research and development, manufacturing and marketing resources than we do.

We intend to offer Li-ion batteries to the automotive industry, which is a very competitive and cost focused industry. We have no automotive industry experience.

Supplying Li-ion batteries to the automotive industry has significant risks for a new company. We will be competing against much larger suppliers that have greater financial, marketing and other resources; more experience in low cost, high volume manufacturing operations; existing relationships with automotive purchasing and engineering development departments; and increased ability to take advantage of economies of scale in purchasing raw materials, than we have. The automotive industry is extremely competitive and competition to supply vehicle components to manufacturers focuses on cost, weight and size of such components. The ability of domestic automobile manufacturers to adopt new battery technologies for HEVs will depend on many factors outside our control, including their ability to develop HEV vehicle platforms. If the HEV industry does not accept Li-ion battery technology, or if our Li-ion batteries do not meet industry requirements for battery cost, weight and size, our batteries will not gain market acceptance.

Failure of our planned products to pass testing could negatively impact demand for our planned products.

We may encounter problems and delays during testing of our planned products for a number of reasons, including the failure of our technology or the technology of third parties, as well as our failure to maintain and service our planned products properly. Many of these potential problems and delays are beyond our control. Any problem or perceived problem with test results for our planned products could materially harm our reputation and impair market acceptance of, and demand for, any products that we make.

Regulatory and other changes in the energy industry may adversely affect our ability to produce, and reduce demand for, our planned products.

The market for our technologies and products may be heavily influenced by federal, state, local and foreign government laws, regulations and policies concerning the energy industry. A change in the current regulatory policies could make it more difficult or costly for us to develop, manufacture or market our products. Any such changes could also deter further investment in the research and development of alternative energy sources, including fuel cells, which could significantly reduce demand for our technologies and products. We cannot predict how changes in regulation or other industry changes will affect the market for our products or impact our ability to distribute, install and service our products.

We could be liable for environmental damages resulting from our research, development or manufacturing  operations.

Our business exposes us to the risk that harmful substances may escape into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage. Our insurance policies may not adequately reimburse us for costs incurred in defending and settling environmental damage claims, and in some instances, we may not be reimbursed at all. Our business is subject to numerous federal, state and local laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect there will be additional changes in the future. If our operations do not comply with current or future environmental laws and regulations, we may be required to make significant unanticipated capital and operating expenditures to bring our operations into compliance. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

Our products may use materials that are inherently dangerous substances which could subject our business to product liability claims.

Our energy technologies and products may use lithium, hydrogen or other materials that could leak and combust if ignited by another source. These technologies and products expose us to potential product liability claims that are inherent in lithium, hydrogen and products that use either. Hydrogen is a flammable gas and therefore a potentially dangerous product. Hydrogen is typically generated from gaseous and liquid fuels that are also flammable and dangerous, such as propane, natural gas or methane, in a process known as reforming. Natural gas and propane could leak into a residence or commercial location and combust if ignited by another source. In addition, our products may operate at high temperatures, which could expose us to potential liability claims, in the event of accidents involving combustion or explosion. Accidents involving our products or other hydrogen-based products could materially impede widespread market acceptance and demand for, or heighten regulatory scrutiny of, our products. In addition, we might be held responsible for damages beyond the scope of our insurance coverage. We also cannot predict whether we will be able to maintain our insurance coverage on acceptable terms.

Product liability or defects could negatively impact our results of operations.

Any liability we incur for damages resulting from malfunctions or design defects of our products could be substantial and could materially adversely affect our business, financial condition, results of operations and prospects. In addition, a publicized actual or perceived problem could adversely affect the market’s perception of our products resulting in a decline in demand for our products and could divert the attention of our management, which may materially and adversely affect our business, financial condition, results of operations and prospects.

Future acquisitions may disrupt our business, distract our management and reduce the percentage ownership of our stockholders.

As part of our business strategy, we may seek to acquire complementary technologies, products, expertise and/or other valuable assets. However, we may not be able to identify suitable acquisition candidates. If we do identify suitable candidates, we may not be able to complete the acquisitions on commercially acceptable terms or at all. We may not be able to successfully integrate the acquired business into our existing business in a timely and non-disruptive manner. We may have to devote a significant amount of time and management and financial resources to do so. Even with this investment of management and financial resources, an acquisition may not produce the desired revenues, earnings or business synergies. In addition, an acquisition may reduce the percentage ownership of our then current stockholders. If we fail to integrate the acquired business effectively or if key employees of that business leave, the anticipated benefits of the acquisition would be jeopardized. The time, capital and management and other resources spent on an acquisition that fails to meet our expectations could cause our business and financial condition to be materially and adversely affected. In addition, as a result of any acquisition, we may incur non-recurring charges and be required to amortize of significant amounts of intangible assets, which could adversely affect our results of operations.

We may not be able to protect the intellectual property upon which we depend and we could incur substantial costs defending against claims that our products infringe on the proprietary rights of others.

Our ability to compete effectively will depend, in part, on our ability to protect our proprietary technologies, systems designs and manufacturing processes. We rely on patents, trademarks, and other policies and procedures related to confidentiality to protect our intellectual property. However, some of our intellectual property is not covered by any patent or patent application. Moreover, we do not know whether any of our pending patent applications will issue or, in the case of patents issued or to be issued, that the claims allowed are or will be sufficiently broad to protect our technology or processes. Even if all of our patent applications are issued and are sufficiently broad, our patents may be challenged or invalidated. We could incur substantial costs in prosecuting or defending patent infringement suits or otherwise protecting our intellectual property rights. While we have attempted to safeguard and maintain our proprietary rights, we do not know whether we have been or will be completely successful in doing so. Moreover, patent applications filed in foreign countries may be subject to laws, rules and procedures that are substantially different from those of the United States, and any resulting foreign patents may be difficult and expensive to enforce. In addition, we do not know whether the U.S. Patent & Trademark Office will grant federal registrations based on our pending trademark applications. Even if federal registrations are granted to us, our trademark rights may be challenged. It is also possible that our competitors or others will adopt trademarks similar to ours, thus impeding our ability to build brand identity and possibly leading to customer confusion. We could incur substantial costs in prosecuting or defending trademark infringement suits.

Further, our competitors may independently develop or patent technologies or processes that are substantially equivalent or superior to ours. If we are found to be infringing third party proprietary rights, we could be required to pay substantial royalties and/or damages, and we do not know whether we will be able to obtain licenses to use the intellectual property at issue on acceptable terms, if at all. Failure to obtain needed licenses could delay or prevent the development, manufacture or sale of our products, and could necessitate the expenditure of significant resources to develop or acquire non-infringing intellectual property.

Asserting, defending and maintaining our intellectual property rights could be difficult and costly and failure to do so may diminish our ability to compete effectively and may harm our operating results. We may need to pursue lawsuits or legal action in the future to enforce our intellectual property rights, to protect our trade secrets and domain names and to determine the validity and scope of the proprietary rights of others. If third parties prepare and file applications for trademarks used or registered by us, we may oppose those applications and be required to participate in proceedings to determine priority of rights to the trademark. Similarly, competitors may have filed applications for patents, may have received patents and may obtain additional patents and proprietary rights relating to products or technology that block or compete with ours. We may have to participate in interference proceedings to determine the priority of invention and the right to a patent for the technology. Litigation and interference proceedings, even if they are successful, are expensive to pursue and time consuming, and we could use a substantial amount of our financial resources in either case.

We rely, in part, on contractual provisions to protect our trade secrets and proprietary knowledge.

Confidentiality agreements to which we are party may be breached, and we may not have adequate remedies for any breach. Our trade secrets may also become known without breach of such agreements or may be independently developed by competitors. Our inability to maintain the proprietary nature of our technology and processes could allow our competitors to limit or eliminate any competitive advantages we may have.

Our business depends on retaining and attracting highly capable management and operating personnel.

Our success depends in large part on our ability to retain and attract management and operating personnel, our officers and other key employees. Our business requires highly skilled specialized workforce, including scientists, engineers, researchers and manufacturing and marketing professionals, who are in high demand and are often subject to competing offers. To retain and attract key personnel, we use various measures, including employment agreements, a stock incentive plan and incentive bonuses for key employees. These measures may not be enough to retain and attract the personnel we need or to offset the impact on our business of the loss of the services of key officers or employees.

We face risks associated with our plans to market, distribute and service our products internationally.

We may market, distribute and service our products internationally. We have limited experience developing and no experience manufacturing our products to comply with the commercial and legal requirements of international markets. Our success in international markets will depend, in part, on our ability and that of our partners to secure relationships with foreign sub-distributors, and our ability to manufacture products that meet foreign regulatory and commercial requirements. Additionally, our planned international operations are subject to other inherent risks, including potential difficulties in enforcing contractual obligations and intellectual property rights in foreign countries and fluctuations in currency exchange rates.

Government contracts could restrict our ability to effectively commercialize our technology.

Contracts we enter into with government agencies are subject to the risk of termination at the convenience of the contracting agency and potential disclosure of our confidential information to third parties. Under the Freedom of Information Act, any documents that we have submitted to the government or to a contractor under a government funding arrangement may be subject to public disclosure that could compromise our intellectual property rights unless these documents are exempted as trade secrets or as confidential information, appropriately legended by us, and treated accordingly by such government agencies.

As a government contractor, we must comply with and are affected by federal government regulations relating to the formation, administration and performance of government contracts. These regulations will affect how we do business with our customers and may impose added costs on our business. Any failure to comply with applicable laws and regulations could result in contract termination, price or fee reductions or suspension or debarment from contracting with the federal government.

In addition, Federal government agencies routinely audit government contracts. These agencies review a contractor’s performance on its contract, pricing practices, cost structure and compliance with applicable laws, regulations and standards. These audits may occur several years after completion of the audited work. An audit could result in a substantial adjustment to our revenues because any costs found to be improperly allocated to a specific contract will not be reimbursed, while improper costs already reimbursed must be refunded. If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with federal government agencies. In addition, our reputation could be harmed if allegations of impropriety were made against us.

We may be unable to manage rapid growth effectively.

We expect to rapidly expand our manufacturing capabilities, accelerate the commercialization of our products and enter a period of rapid growth, which will place a significant strain on our senior management team and our financial and other resources. The proposed expansion will expose us to increased competition, greater overhead, marketing and support costs and other risks associated with the commercialization of a new product. Our ability to manage our rapid growth effectively will require us to continue to improve our operations, to improve our financial and management information systems and to train, motivate and manage our employees. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by such a rapid expansion could harm our business, prospects, results of operations and financial condition.

Our stock price has been and could remain volatile.

The market price of our common stock has historically experienced and may continue to experience significant volatility. Our progress in developing and commercializing our products, our quarterly operating results, announcements of new products by us or our competitors, our perceived prospects, changes in securities’ analysts’ recommendations or earnings’ estimates, changes in general conditions in the economy or the financial markets, adverse events related to our strategic relationships and other developments affecting us or our competitors could cause the market price of our common stock to fluctuate substantially. In addition, in recent years, the stock market, and in particular the market for technology-related stocks, has experienced significant price and volume fluctuations. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. In addition, we may be subject to additional securities class action litigation as a result of volatility in the price of our common stock, which could result in substantial costs and diversion of management’s attention and resources and could harm our stock price, business, prospects, results of operations and financial condition.

Our principal stockholder has substantial control over our affairs.

Ener1 is controlled by Ener1 Group, which owns approximately 90% of our outstanding common stock. Three of Ener1 Group’s board members are also members of our Board of Directors and a fourth Ener1 board member acts as a Strategic Advisor to Ener1 Group. Ener1 Group has the ability to exert substantial influence over all matters submitted to a vote of the stockholders of Ener1, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, Ener1 Group may dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control or impeding a merger or consolidation, takeover or other business combination which you, as a stockholder, may view favorably.

Future sales of our common stock may adversely affect our common stock price.

If our stockholders sell a large number of shares of common stock or if we issue a large number of shares in connection with future acquisitions or financings, the market price of our common stock could decline significantly. In addition, the perception in the public market that our stockholders might sell a large number of shares of common stock could cause a decline in the market price of our common stock.

Our certificate of incorporation and Florida law could adversely affect our common stock price.

Provisions of our certificate of incorporation and Florida law could discourage potential acquisition proposals and could delay or prevent a change in control of us. These provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of our common stock. These provisions may also inhibit fluctuations in the market price of our common stock that could result from takeover attempts. In addition, the Board of Directors, without further stockholder approval, may issue additional series of preferred stock that could have the effect of delaying, deterring or preventing a change in control of us. The issuance of additional series of preferred stock could also adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

We have made forward-looking statements in this Prospectus and make forward looking statements in our press releases and other filings with the SEC that are subject to risks and uncertainties. Forward-looking statements include information that is not purely historic fact and include, without limitation, statements concerning our financial outlook for 2006 and beyond, our possible or assumed future results of operations generally, and other statements and information regarding assumptions about our revenues, cash flow from operations, available cash, operating costs, capital and other expenditures, financing plans, capital structure, contractual obligations, legal proceedings and claims, future economic performance, management’s plans, goals and objectives for future operations and growth and markets for our planned products and stock. The sections of this Prospectus which contain forward-looking statements include “Business,” “Properties,” “Legal Proceedings,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes.

Our forward-looking statements are also identified by words such as “believes,” “expects,” “thinks,” “anticipates,” “intends,” “estimates” or similar expressions. You should understand that these forward-looking statements are necessarily estimates reflecting our judgment, not guarantees of future performance. They are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. The factors discussed in “Risk Factors” below and in our filings with the Securities and Exchange Commission from time to time, and other unforeseen events or circumstances could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements.  Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of the date of this Prospectus. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the sale of up to 55,021,780 shares of common stock by the selling shareholders.

SELLING SHAREHOLDERS

In January 2004, we sold, through a private placement to the selling shareholders named in this prospectus (other than Ener1 Group, ITOCHU Corporation, Mr. Zoi and Dr. Novak), $20,000,000 in aggregate principal amount of our senior secured convertible debentures due January 2009 and warrants to purchase up to 16,000,000 shares of our common stock. The registration statement of which this prospectus is a part registers 105% of the common stock underlying those debentures and warrants for resale by such selling stockholders (the “Debenture Holders”). Each debenture is convertible into the number of shares of our common stock determined by dividing the face amount on the debenture by the conversion price, which is $1.13 per share as of September 8, 2006.

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of September 8, 2006 by each of the selling shareholders as adjusted to give effect to the sale of the shares offered by this prospectus. The number of shares in the column labeled “Shares Being Offered” represent all of the shares that each selling shareholder may offer under this prospectus. The selling shareholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered. The table assumes that the selling shareholders sell all of the shares. We are unable to determine the exact number of shares that actually will be sold. We do not know how long the selling shareholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the selling shareholders regarding the sale of any of the shares.

We determined beneficial ownership in accordance with rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. In determining beneficial ownership of our common stock by the Debenture Holders, we disregarded the contractual provisions limiting a Debenture Holder’s right to convert or exercise the debentures and warrants so that the number of shares of our common stock beneficially owned by such Debenture Holder does not exceed 4.99% of the number of shares of our common stock outstanding. Each Debenture Holder disclaims beneficial ownership of any shares of our common stock in excess of 4.99% of our outstanding common stock. Except as otherwise indicated, we believe that the persons or entities named in the following table have sole voting and investment power with respect to all shares of common stock as beneficially owned by them, subject to community property laws where applicable. To prevent dilution to the selling shareholders, the following numbers may change because of stock splits, stock dividends or similar events involving our common stock; or as a result of anti-dilution provisions contained in the debentures and warrants held by the Debenture Holders.

Name	Number of Shares Beneficially Owned Before the Offering	Number of Shares Being Offered	Percentage of Stock Beneficially Owned After the Offering
Omicron Master Trust (1) (7)	1,776,406	1,147,832	*
Castle Creek Technology Partners LLC (2) (3) (7)	3,708,886	2,653,806	*
Satellite Strategic Finance Associates LLC (4) (7)	22,205,763	16,807,434	1.5%
Capital Ventures International (2) (5) (7)	1,684,956	1,769,204	*
Alexandra Global Master Fund Ltd. (6) (7)	6,803,823	7,076,814	*
SF Capital Partners Ltd. (2) (7)	1,684,956	1,769,204	*
Vertical Ventures LLC (7)	842,478	884,602	*
Portside Growth and Opportunity Fund (2) (7) (9)	3,255,573	1,875,567	*
Ener1 Group, Inc.	393,859,413	16,218,176	90.2%
Mike Zoi	834,206	399,876	*
Peter Novak	3,751,791	1,798,415	*
ITOCHU Corporation	15,500,000	1,500,000	3.2%
Rockmore Investment Master Fund, Ltd. (7) (8)	2,065,462	1,120,850	*

* Less than 1%.

(1) Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. As of the date of this prospectus, Mr. Olivier H. Morali, an officer of OCI, and Mr. Bruce T. Bernstein, a consultant to OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions with respect to the shares of our common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Exchange Act or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Exchange Act or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(2) This selling shareholder has identified itself as an affiliate of a broker-dealer. Please see “Plan of Distribution” for disclosure regarding selling shareholders that are affiliates of a broker-dealer.

(3) As investment manager under a management agreement, Castle Creek Partners, LLC may exercise dispositive and voting power with respect to the shares owned by Castle Creek Technology Partners LLC. Castle Creek Partners, LLC disclaims beneficial ownership of such shares. Daniel Asher is the managing member of Castle Creek Partners, LLC. Mr. Asher disclaims beneficial ownership of the shares owned by Castle Creek Technology Partners LLC.

(4) The discretionary investment manager of the selling shareholder is Satellite Asset Management, L.P. (“SAM”). The controlling entity of SAM is Satellite Fund Management, LLC (“SFM”). The managing members of SFM are Lief Rosenblatt, Mark Sonnino and Gabriel Nechamkin. SAM, SFM and each named individual disclaims beneficial ownership of the securities. SAM is the collateral agent under the Amended and Restated Intercreditor Agreement dated as of March 11, 2005, among Ener1, Inc., the purchasers of Ener1, Inc.‘s Senior Secured Convertible Debentures due March 2009 and the purchasers of Ener1, Inc.‘s Senior Secured Convertible Debentures due January 2009.

(5) Heights Capital Management, Inc., the authorized agent of Capital Ventures International ("CVI"), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares.

(6) Alexandra Investment Management, LLC, a Delaware limited liability company (“Alexandra”), serves as investment adviser to Alexandra Global Master Fund Ltd., a British Virgin Islands company (“Master Fund”). By reason of such relationship, Alexandra may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Master Fund. Alexandra disclaims beneficial ownership of such shares of common stock. Messrs. Mikhail A. Filimonov (“Filimonov”) and Dimitri Sogoloff (“Sogoloff”) are managing members of Alexandra. By reason of such relationships, Filimonov and Sogoloff may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Master Fund. Filimonov and Sogoloff disclaim beneficial ownership of such shares of common stock.

(7) The number of shares being offered by this selling shareholder represents 105% of the shares issuable upon conversion of the debentures based on the adjusted conversion price of $1.13 and 105% of the shares issuable upon exercise of the warrants issued to the debenture holders.

(8)  Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of September 8, 2006, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.

(9) This selling shareholder has identified itself as an affiliate of a broker-dealer. Please see “Plan of Distribution” for disclosure regarding selling shareholders that are affiliates of a broker-dealer. Ramius Capital Group, L.L.C. ("Ramius Capital") is the investment adviser of Portside Growth and Opportunity Fund ("Portside") and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. The investment advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, L.L.C. An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any shares purchased in this offering by Portside Growth and Opportunity Fund and will receive no compensation whatsoever in connection with sales of shares purchased in this transaction.

PLAN OF DISTRIBUTION

The shares offered by this prospectus are being offered on behalf of the selling shareholders. The shares may be sold or distributed from time to time by the selling shareholders, or by pledgees, donees or transferees of, or other successors in interest to, the selling shareholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or who may acquire the shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

         The sale of the shares may be effected in one or more of the following methods:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;
•	in the over-the-counter market;
•	in transactions otherwise than on such exchanges or services in the over-the-counter market;
•	through the writing of options, whether the options are listed on an option exchange or otherwise;
•	in an exchange distribution in accordance with the rules of the applicable exchange;
•	or through the settlement of short sales;
•	through privately negotiated transactions; or
•	through any other legally available method.

In addition, any shares that qualify for resale pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”) may be sold under Rule 144 of the Securities Act rather than pursuant to this prospectus.

The selling shareholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell these securities from time to time pursuant to this prospectus

These transactions may include crosses or block transactions. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

In addition, the selling shareholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of the shares in the course of hedging the positions they assume with the selling shareholders. The selling shareholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares which may be resold thereafter pursuant to this prospectus if the shares are delivered by the selling shareholders.

Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholders or purchasers of the shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).

The staff of the SEC is of the view that selling security holders who are registered broker dealers or affiliates of registered broker dealers may be underwriters under the Securities Act. The staff of the SEC is also of the view that any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling shareholder can presently estimate the amount of such compensation. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being registered in this prospectus. We know of no existing arrangements between any selling shareholder, any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

         The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. The selling shareholders may not effect any sale or distribution of the shares until after the prospectus has been appropriately amended or supplemented, if required.

The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act, as amended. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act, as amended if any such broker-dealers purchase shares as principal.

We can not assure you that the selling shareholders will sell any of the shares offered by this prospectus.

LEGAL PROCEEDINGS

We receive communications from time to time alleging various claims. These claims include, but are not limited to, allegations that certain of our products infringe the patent rights of other third parties. We cannot predict the outcome of any such claims or the effect of any such claims on our operating results, financial condition, or cash flows.

On February 10, 2005, Kevin P. Fitzgerald, our former Chairman and Chief Executive Officer, filed a complaint against us in the Circuit Court for Broward County, Florida for breach of contract and specific performance based on our alleged breach of his employment agreement dated September 8, 2003.  Mr. Fitzgerald was dismissed as our Chairman and Chief Executive Officer on January 9, 2006.  Mr. Fitzgerald’s complaint claims he is entitled to additional salary, stock options, severance pay equal to his annual salary for two years and unreimbursed expenses and benefits in an unspecified amount and seeks a court order extending the period during which he may require us to repurchase certain vested options through and including April 10, 2006.  The complaint also seeks attorney’s fees. The court has granted summary final judgment in favor of Ener1 on the claims in Count 2 of Mr. Fitzgerald's complaint.  The claims in Count 2 included a request for relief in the form of an injunction extending the then-expired time period for Mr. Fitzgerald to exercise his rights under his employment contract to require Ener1 to pay him an amount equal to the cash value of his vested stock options.  Count 2 also sought relief in the form of an injunction requiring Ener1 to continue to vest options in favor of Mr. Fitzgerald during the 45 days following his termination.  Mr. Fitzgerald had claimed that he was entitled to 45 days prior notice of a decision to terminate his employment and therefore his termination did not become effective and his options continued to vest for 45 days after January 9, 2006.  Count 1 of Mr. Fitzgerald's complaint, which alleges claims for breach of contract for failure to pay two years of severance, is still pending.  We intend to vigorously defend against the charges made in this litigation.

On January 13, 2006, Pankaj Dhingra, the former president of our energy division, filed a complaint against us in the Circuit Court for Broward County Florida. The complaint claims we breached Mr. Dhingra's employment agreement dated December 5, 2004 and that he is entitled to an additional $25,000 in compensation, a discretionary bonus of $250,000 and business expenses of $3,500. The complaint also seeks attorney's fees in an unspecified sum. We intend to vigorously defend against the charges made in this litigation.

On February 24, 2006, A. Ernest Toth, Jr., our former Chief Financial Officer, filed a one count complaint against us in the Circuit Court for Broward County, Florida for breach of contract. The complaint alleges breach of his employment agreement dated June 1, 2005 and that he is entitled to six months of severance pay in the amount of $112,500, as well as $2,743.89 in additional reimbursable expenses.   The complaint alleges Mr. Toth was dismissed without cause and that he is therefore entitled to the severance.  The company dismissed Mr. Toth on January 7, 2006 for cause. The complaint also seeks attorney's fees.  We intend to vigorously defend against the charges made in this litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The term of office of each of our directors will expire at our next shareholders meeting. Our directors and executive officers are as follows:

Name	Age	Position
Charles Gassenheimer	33	Director, Chairman of the Board
Marshall Cogan	68	Director
Karl Gruns	58	Director
Ludovico Manfredi	43	Director
Peter Novak	53	Director
Mike Zoi	40	Director
Ronald N. Stewart	59	Interim Chief Executive Officer, General Counsel and Secretary
Gerard A. Herlihy	53	Chief Financial Officer
Ulrik Grape	46	Executive Vice President
Rex Hodge	40	Executive Vice President

Charles Gassenheimer has been our Chairman and one of our directors since January 2006. He has also been the Chief Executive Officer and a director of Ener1 Group since January 2006. From 2002 through 2005, Mr. Gassenheimer was Portfolio Manager of Satellite Asset Management's Convertible Arbitrage Division and Managing Director and Portfolio Manager of its Private Investment Group. From 2001 through 2002, he was a Portfolio Manager and head of the distressed securities investment group at Tribeca Investments (Citigroup Global Investments). Mr. Gassenheimer has also been a Vice President with Credit Suisse First Boston, where he served as Investment Manager of a proprietary hedge fund focused on private investments in public equity securities, and a Turnaround Management Consultant at Coopers & Lybrand. Mr. Gassenheimer has a B.A. in Economics from the University of Pennsylvania.

Marshall S. Cogan has been one of our directors since February 2006.  Since July 2004, he has been Chairman and a director of Greystone Logistics.  Since 1986, Mr. Cogan has been a member of the board of trustees for N.Y.U. Medical Center and a trustee of the Museum of Modern Art.   Previously Mr. Cogan was a Director of Sheller Globe, a manufacturer of steering wheels and related automotive components; he founded and was Chairman of United Auto Group (UAG) he was also Chairman of Knoll International, Sheller Globe, Foamex International and the '21' Club.  Mr. Cogan received his B.A. and M.B.A. from Harvard University

Karl Gruns, a Certified Public Accountant, has been a director of our company since August 1999 and chairman of our audit committee since 2002. Since 2001, Mr. Gruns has owned and operated a management consulting practice in Germany for international clients. From 1998 to 2001, he was Chief Financial Officer of Infomatec Integrated Information Systems AG. Previously, Mr. Gruns owned and operated an audit and consulting practice, and he was formerly with KPMG Certified Public Accountants in USA and Germany. He currently is Chairman of  Sellexx AG, a privately held corporation in Munich Germany. Mr. Gruns received his degree in Business Administration, with a major in Accountancy, from Northern Illinois University.

Ludovico Manfredi has been a director of our company and member of the Audit Committee since April 2005. Since 2000, Mr. Manfredi has been employed as a marketing and business development executive for Cheyne Capital, a London-based hedge fund management company. He is responsible for Cheyne Capital’s European strategic relationships and business development activities. Prior to joining Cheyne Capital, from 1997 through 1999, Mr. Manfredi founded and managed Newfield Group, a company active in soft commodities and investments in South America, the Caribbean and Western Europe. Previously, Mr. Manfredi worked in commodities trading with the European trading firms of Sucres et Denrees in Paris and Riz et Denrees in Paris and New York. Mr. Manfredi has an M.B.A from the Wharton School of Business, University of Pennsylvania, with a concentration in Finance and he received his initial degree from Institut d’Etudes Politiques de Paris, with a major in Economics and Finance.

Dr. Peter Novak has been a director of our company since February 2002. Since 2001, he has been the Chief Technology Officer and a director of Ener1 Group. Since 1991, Dr. Novak has worked with Mike Zoi, focusing on bringing advanced electronic technologies to market. In 1998, Dr. Novak worked with Mr. Zoi to form Ener1 s.r.l. Dr. Novak has been the “sole administrator”, a position equivalent to president, and sole director, for Ener1 s.r.l. Ener1 s.r.l. commenced development of a research, development and production facility for advanced lithium metal batteries in Italy in 1998. For the next three years, Dr. Novak worked with Mr. Zoi to manage the start-up business operations of Ener1 s.r.l. Dr. Novak was, during that period, and is now, primarily responsible for technology development. In that capacity, he performed and supervised research and development, developed numerous technologies for which patent applications are now in process at the United States Patent and Trademark office and elsewhere, and also assisted Mr. Zoi in the business matters referred to under Mr. Zoi’s background description above. In 2001, Dr. Novak and Mr. Zoi formed Ener1 Group, Inc. As Chief Technology Officer of Ener1 Group, he is responsible for all technology development, licensing and patent matters. He also assists in the management of the business affairs of Ener1 Group. Dr. Novak graduated from the Ural Polytechnic Institute, Physics and Technical Department specializing in experimental nuclear physics, and has a doctoral degree in solid-state physical chemistry.

Mike Zoi has been a director of our company since February 2002. Since 2001, he has been the President and a director of Ener1 Group. Since 1991, Mr. Zoi has worked with Dr. Peter Novak, focusing on bringing advanced electronic technologies to market. In 1998, Mr. Zoi worked with Dr. Novak to form Ener1 s.r.l., an Italian company developing a research, development and production facility for advanced lithium metal batteries in Italy. For the next three years, Mr. Zoi worked with Dr. Novak to manage the start-up business operations of Ener1 s.r.l., including negotiations with potential licensees for the technology, obtaining grant and loan financing for the start-up business, and relationships with vendors. In 2001, Mr. Zoi and Dr. Novak formed Ener1 Group

Ronald N. Stewart is our Interim Chief Executive Officer, General Counsel and Secretary. From October 2002 to April 2005, he was one of our directors. He has been our General Counsel since April 2002 when he joined our company. He was also our Chief Executive Officer from May 2003 to September 2003 and our Chief Financial Officer from August 2003 to November 2003. Mr. Stewart is Chief Operating Officer of Ener El Holdings and Ener1 Battery Company and General Counsel and Secretary for all of our operating subsidiaries. Prior to joining us, from 1999 to 2002, Mr. Stewart was engaged in private law practice as a sole practitioner where he counseled clients primarily in mergers and acquisitions, corporate and securities matters, government and commercial contracts, and technology and software licensing. From August 1989 to April 1999, Mr. Stewart worked in the Office of General Counsel at ICF Kaiser International, Inc., an international consulting, engineering and construction firm, where he was vice president and assistant general counsel. He has a B.A and J.D. from George Washington University.

Gerard Herlihy has been our chief financial officer since January 2005. Mr. Herlihy will devote substantially all of his time to his role at Ener1. However, Mr. Herlihy is also the President and Chief Financial Officer of Splinex Technology, Inc. ("Splinex"), positions he has held since September 1, 2005 and June 1, 2004, respectively. Splinex is an affiliate of Ener1 that is controlled by certain direct and indirect beneficial owners of Ener1 Group. Prior to joining Splinex, Mr. Herlihy provided accounting, financing and acquisition advisory consulting services to public and private companies. From 2001 through 2003, he was also the founder and Chief Executive Officer of Putt Trak Inc., a vision systems software development company for sports training devices. From 1996 to 2000, Mr. Herlihy was Chief Financial and Administrative Officer of Williams Controls, Inc., a publicly-held manufacturer of sensors and controls for automotive and truck. Mr. Herlihy held previous positions directing turnarounds in public and private companies and in investment banking and public accounting. Mr. Herlihy has a Masters of Business Administration degree from the Harvard Business School and a Bachelor of Science degree from the University of Rhode Island and is a Certified Public Accountant (inactive status).

Ulrik Grape has been our Executive Vice President since January 2006. He was Chief Executive Officer of EnerDel from October 2005 to January 2006, at which time he became President of EnerDel. From 2004 to 2005, Mr. Grape was Business Development Manager for Gold Peak Industries (N.A.), Inc. in connection with a joint venture between Gold Peak and Danionics A/S. From 1994 to 2004, Mr. Grape was employed by Danionics A/S, an international lithium battery company headquartered in Denmark, where he was Sales and Marketing Director and Vice President, U.S. Prior to that, he was Managing Director for Volund A/S, a privately held Danish industrial group manufacturing mobile access platforms and other structures, and Associate at Trap & Kornum A/S, a mergers and acquisition firm operating in the Scandinavian market. Mr. Grape earned a Bachelor's degree in International Politics and Affairs from Georgetown University and a Masters of Business Administration degree from French business school INSEAD.

Rex Hodge has been our Executive Vice President and President of EnerFuel since January 2006. From 1993 to 2005, Mr. Hodge was employed by Anuvu, Inc., which he founded and for which he served as President and Chief Executive Officer. Anuvu developed fuel-cell products for cars, trucks, scooters and boats. Prior to founding Anuvu, Mr. Hodge was employed for six years by the Aerojet Propulsion Division of GenCorp, where he was a Project Engineer. At Aerojet, he developed fuel cells using rocket technology. Mr. Hodge is a graduate of the University of California at Davis, with a B.S. degree in mechanical engineering.

Meetings of the Board of Directors

The board of directors held nine meetings during 2005.

Committees of the Board of Directors

The board of directors has established two standing committees to assist it in discharging its responsibilities: the Audit Committee and the Governance and Nominating Committee.

The Audit Committee reviews our accounting functions, operations and management, our financial reporting process and the adequacy and effectiveness of our internal controls and internal auditing methods and procedures. The Audit Committee represents the Board in overseeing our financial reporting processes, and, as part of this responsibility, consults with our independent public accountants and with personnel from our internal audit and financial staffs with respect to corporate accounting, reporting, and internal control practices. The Audit Committee recommends to the board the appointment of our independent public accountants and is responsible for oversight of our independent public accountants. The Audit Committee held eight meetings during 2005.

Our Audit Committee has two members: Karl Gruns and Ludovico Manfredi. Both are “independent” as defined under Rule 4200(a) (15) of the National Association of Securities Dealers’ (“NASD”) Listing Standards for NASDAQ-listed companies. The Board has determined Mr. Gruns meets the SEC criteria of an “audit committee financial expert.”

The Governance and Nominating Committee is responsible for recommending to the full board candidates for officer positions and vacancies on the board. Karl Gruns is currently the sole member of this committee. The Governance and Nominating Committee did not meet during 2005.

Code of Ethics

During the year ended December 31, 2004 we adopted a Code of Ethics, which remains in effect. The code applies to our officers and directors. The code provides written standards that are reasonably designed to deter wrongdoing and promote: (1) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interests between personal and professional relationships; (2) full, fair, accurate, timely and understandable disclosure in reports and documents that we file with or submit to the SEC or in other public communications we make; (3) compliance with applicable laws, rules and regulations; (4) prompt reporting of internal violations of the code; and (5) accountability for the adherence to the code.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below contains information as of September 8, 2006 about stockholders whom we believe are the beneficial owners of more than five percent (5%) of our outstanding common stock, as well as information regarding stock ownership by our directors, named executive officers who are currently serving as our officers and our directors and executive officers as a group. Except as described below, we know of no person that beneficially owns more than 5% of our outstanding common stock. As of September 8, 2006, 416,974,874 shares of common stock were outstanding. Except as otherwise noted below, each person or entity named in the following table has the sole voting and investment power with respect to all shares of our common stock that he, she or it beneficially owns. Except as otherwise noted below, the address of each person or entity named in the following table is c/o Ener1, Inc., 500 West Cypress Creek Road, Suite 100, Fort Lauderdale, Florida 33309.

	Amount Of	Percent
	Beneficial	Of
Name	Ownership	Class

Ener1 Group, Inc. (1)	393,859,413	90.2%
Charles Gassenehimer	-	*
Marshall Cogan	-	*
Karl Gruns (2)	292,000	*
Mike Zoi (3) (7)	834,206	*
Peter Novak (4) (7)	3,751,791	*
Ronald Stewart (5)	870,000	*
Gerard Herlihy	-	*
Ulrik Grape	100,000	*
Rex Hodge	-	*
Ludovico Manfredi (8)	73,333	*

Directors and officers as a group (6) (ten persons)	5,921,330	1.4%

Notes:
* Less than 1%
(1)	Includes 17,751,183 shares issuable under outstanding warrants exercisable during the 60 day period following August 21, 2006.
(2)	Includes 242,000 shares issuable under outstanding options exercisable during the sixty day period following August 21, 2006.
(3)	Includes 434,330 shares issuable under outstanding warrants exercisable during the sixty day period following August 21, 2006.
(4)	Includes 1,953,376 shares issuable under outstanding warrants exercisable during the sixty day period following August 21, 2006.
(5)	Includes 500,000 shares issuable under outstanding options exercisable during the sixty day period following August 21, 2006.
(6)	Includes 3,203,039 shares issuable under outstanding options exercisable during the sixty day period following August 21, 2006.
(7)
The amount shown does not include common stock beneficially owned by
Ener1 Group, Inc., a company of which Dr. Novak and Mr. Zoi are directors.
Dr. Novak and Mr. Zoi disclaim beneficial ownership of any Ener1 common stock beneficially owned by Ener1 Group, Inc.

(8)	Includes 73,333 shares issuable under outstanding options exercisable during the sixty day period following August 21, 2006.

DESCRIPTION OF SECURITIES
General

Ener1‘s authorized capital stock consists of 750,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par value $0.01 per share, of which 180,000 shares have been designated as Series B convertible preferred stock. As of September 8, 2006, 416,974,874 shares of common stock and 152,500 shares of Series B convertible preferred stock were outstanding.

Common Stock

Each holder of common stock is entitled to one vote for each share held. Shareholders do not have the right to cumulate their votes in elections of directors. Accordingly, holders of a majority of the issued and outstanding common stock will have the right to elect all of our directors and otherwise control the affairs of Ener1.

Holders of common stock are entitled to receive dividends on a pro rata basis upon declaration of dividends by the Board of Directors, provided that required dividends, if any, on the preferred stock have been provided for or paid. Dividends are payable only out of funds legally available for the payment of dividends

Upon a liquidation, dissolution or winding up of Ener1, holders of our common stock will be entitled to a pro rata distribution of the assets of Ener1, after payment of all amounts owed to Ener1‘s creditors, and subject to any preferential amount payable to holder of preferred stock, if any. Holders of common stock have no preemptive, subscription, conversion, redemption or sinking fund rights.

Series B Convertible Preferred Stock

Our Series B preferred stock has a liquidation value of $100 per share. Upon a liquidation, dissolution or winding up of Ener1, holders of Series B preferred stock will be entitled to be paid, before any distribution to the holders of common stock, a cash payment equal to the aggregate liquidation value of the Series B preferred stock. Dividends are payable to holders of Series B preferred:

•	Semi-annually, in arrears, on November 1 of each year beginning November 1, 2005;
•
For the first two years after issuance of the shares of Series B preferred, payment-in-kind, in the form of additional shares of Series B preferred at the rate of seven percent (7%) of the liquidation value;

•	Thereafter, in the form of cash at the rate of seven percent (7%) of the liquidation value; and
•	In the event that any dividends are not paid because not legally allowable or not available, dividends cumulate.

In the event Ener1 files a registration statement to register an offering of common stock by the Company, a holder of Series B preferred has the right to convert the number of shares of Series B preferred equal to up to 50% of the unredeemed liquidation value of the holder’s Series B preferred stock into common stock, for the purpose of including the resulting common stock on the registration statement and for sale in the offering. The conversion ratio will be the liquidation value per share divided by the price per share established for Ener1‘s common stock in the offering.

Ener1 has the right to redeem the Series B preferred stock at any time at 100% of the liquidation value, plus accrued and unpaid dividends. Holders of the Series B preferred stock will also have the option of requiring Ener1 to redeem the Series B preferred upon the liquidation of all of Ener1‘s senior secured debentures due January 20, 2009. Redemption at the holder’s option would occur in specified installments over time.

Series B preferred stock has no voting rights, except as required by law. The consent of a holder of Series B preferred stock is required for any amendment or changes to the rights, preferences, privileges or powers of Series B preferred, or the issuance of any senior series of preferred stock.

Certain Florida Legislation

Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in a “control share acquisition” will not possess any voting rights unless such voting rights are approved by a majority of the corporation’s disinterested shareholders. A “control share acquisition” is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding “control shares” of a publicly held Florida corporation. “Control shares” are shares, which, except for the Florida Control Share Act, would have voting power that, when added to all other shares owned by a person or in respect to which such person may exercise or direct the exercise of voting power, would entitle such person immediately after acquisition of such shares, directly or indirectly, alone or as part of a group, to exercise or direct the exercise of voting power in the election of directors within any of the following ranges: (1) at least 20% but less than 33-1/3% of all voting power; (2) at least 33-1/3% but less than a majority of all voting power; or (3) a majority or more of all voting power.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and By-laws

Provisions of our Certificate of Incorporation and By-laws may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or a takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by shareholders.

Authorized and Unissued Preferred Stock. There are 4,847,500 authorized and unissued shares of preferred stock. Our Certificate of Incorporation authorizes the Board of Directors to issue one or more series of preferred Stock and to establish the designations, powers, preferences and rights of each series of preferred stock. The existence of authorized and unissued preferred stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal is not in our best interests, the Board of Directors could cause shares of preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group or create a substantial voting block that might undertake to support the position of the incumbent Board of Directors.

Special Meetings of Shareholders. The By-laws provide that special meetings of the shareholders of Ener1 may be called only by the Board of Directors of Ener1, the Chairman of the Board, the President or by holders of not less than 25% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. This provision will render it more difficult for shareholders to take action opposed by the Board of Directors.

Amendment of Bylaws. Though our By-laws may only be altered, amended or repealed and new by-laws adopted by the Board of Directors, any by-law or amendment adopted by the Board may be altered, amended or repealed by vote of the shareholders entitled to vote on such by-law or amendment, or a new by-law may be adopted instead by the shareholders. The shareholders may prescribe in any by-law made by them that such by-law may not be altered, amended or repealed by the Board of Directors.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT VIOLATIONS

Pursuant to Section 607.0850 of the Florida Statutes, we have the power to indemnify any person made a party to any lawsuit by reason of being our director or officer, or serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Ener1 pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Our Amended and Restated Articles of Incorporation and By-laws provide that we shall indemnify our directors and officers to the fullest extent permitted by Florida law.

We have purchased insurance with respect to, among other things, the liabilities that may arise under the statutory provisions referred to above. Our directors and officers are also insured against certain liabilities, including certain liabilities arising under the Securities Act of 1933, which might be incurred by them in such capacities and against which they are not indemnified by Ener1.

BUSINESS

Overview

We have three business lines which we conduct through our three operating subsidiaries. EnerDel, Inc., which is an 80.5% owned subsidiary that we operate as a joint venture with Delphi Corporation, develops lithium-ion (“Li-ion”) batteries, battery packs and components such as Li-ion battery electrodes and lithium electronic controllers for lithium battery packs. Our wholly-owned subsidiary, EnerFuel, Inc., develops fuel cell products and services. Our wholly-owned subsidiary, NanoEner, Inc., develops technologies, materials and equipment for nanostructured materials processing, i.e., manufacturing processes that operate on a microscopic level.

EnerDel was formed in October 2004. Its research and development activities focus on development of battery material, battery cells, electronic controls and manufacturing processes, and production and testing of prototypes of battery cells.

In June 2005, we restructured EnerDel's operations based on a change in strategy to focus development and marketing efforts on U.S.-based production of Li-ion batteries for U.S. manufacturers of hybrid electric vehicles, or "HEVs". HEVs are cars that are powered by combining an electric motor with a combustion engine. HEVs require "high-rate" or "high power" batteries, which are batteries that can discharge rapidly, providing high levels of power output quickly, in order to power high-stress applications such as driving in stop-and-go traffic, accelerating and braking. EnerDel's change in strategy was based on our determination that the high-rate battery technology and automated manufacturing process technologies we were able to acquire from our affiliate, EnerStruct, Inc. ("EnerStruct") would enable us to pursue the emerging market for HEV batteries more effectively. At this time, we discontinued all work on the Bellcore technology EnerDel had acquired from Delphi, which we determined EnerDel could not commercialize on a profitable basis due to the cost and complexity of the manufacturing process required.

During the second half of 2005, we decided to consolidate our development engineering and production activities in our Indianapolis, Indiana facility. During the next 24 months, we intend to build a pilot production line to produce samples and ultimately produce product for HEVs. In order to execute these plans, we currently expect that during the next two years we will need to make capital expenditures of $20,000,000   and increase our research and development expenses to approximately $10,000,000   annually. We will need to raise between $30,000,000 and $40,000,000 over the next two years to implement this strategy, and we intend to raise this capital through a combination of funds from government sources, including research and development grants and public financing such as revenue bonds, and equity or debt financing from strategic or financial investors.

In May 2006 EnerDel was awarded a development contract with the United States Advanced Battery Consortium (USABC). The USABC is a consortium of the three U.S. auto manufacturers, Ford, General Motors and DiamlerChrysler, with funding provided by the Department of Energy (DOE). The charter of the USABC is to support the commercial development of alternative energy for automotive applications. The contract is the first phase of what is expected to be a multi-phase program. The first phase is to provide samples of lithium-ion batteries that offer potential significant advantages in terms of weight, volume, performance and safety over existing technologies for HEVs. Part of the core technology is provided by Argonne National Laboratory, which is Ener Del's partner in this project with EnerDel.

In early 2006 the U.S. Congress appropriated $1,000,000 for use by a military facilitty to fund a project for EnerDel's development of asset tracking applications using Li-ion battery technologies. EnerDel is working with the military facility involved to finalize the contract for this funding.

We believe that the market for HEVs will grow dramatically in the next few years. We also believe that Li-ion batteries will replace existing battery technology for HEVs once the technology is adopted for automotive use because Li-ion batteries weigh less and have more power than existing HEV batteries. In addition, more and more major auto makers are introducing new HEV models and announcing plans for more HEVs. We believe that EnerDel has a battery technology and manufacturing process capability that will give it a competitive edge in this emerging market. Therefore, EnerDel is focusing primarily on the HEV market.

EnerDel is obtaining certain key elements of its technology from EnerStruct, which we formed with ITOCHU Corporation in 2003 to pursue technology development and marketing opportunities for Li-ion batteries in Japan. We and ITOCHU have each licensed to EnerStruct some of our respective battery technologies for use in Japanese markets. EnerStruct and EnerDel have entered into a technology transfer agreement under which EnerStruct is working with EnerDel to develop high-rate battery and manufacturing technologies for use by EnerDel under a license requiring initial payments and minimum annual royalty payments.

We restructured EnerFuel's fuel cell business plan and operations in January 2006. EnerFuel now focuses on developing what it believes will be the next generation of high-temperature fuel cells, intended to address the fuel cell industry's need for fuel cells that are smaller, less costly and less complex. EnerFuel is pursuing fuel cell related opportunities in the portable power, auxiliary power, distributed power and backup power markets. As part of the restructuring, EnerFuel has hired a president with ten years of experience, having built a fuel cell company from startup and operated it successfully. EnerFuel has expanded its development capability by hiring a team of engineers with experience from a major fuel cell industry participant. EnerFuel has also acquired additional fuel cell development equipment and leased a fuel cell development facility into which it has moved most of its operations.

NanoEner, our nanotechnology subsidiary, has built prototype equipment that utilizes our patent pending vapor deposition/solidification (“VDS”) process for depositing materials onto battery electrodes as part of the battery cell manufacturing process. We are currently evaluating NanoEner's operations and business prospects in order to determine whether to pursue our nanotechnology operations as a separate line of business. We are also continuing to evaluate NanoEner’s capabilities of providing nanotechnology to our other business units.

Company History

Ener1 is a Florida corporation, founded in 1985 and headquartered in Fort Lauderdale, Florida. In October 2002, we changed our name from Boca Research, Inc. to Ener1, Inc. In 2002 and a portion of 2003, we provided computer-related engineering and consulting services and developed and marketed associated hardware and software, including set top boxes for use in hotels and hospitals. These set top boxes were used as a platform for providing various menu-oriented software and communications services and capabilities for customers and patients. This business was an outgrowth of our previous business of developing and marketing modems and network communications systems, devices and software.

During the past four years, we have substantially changed our business focus. We have transformed from a computer hardware/software-oriented company to an alternative energy technology company, a process that began shortly after Ener1 Group, Inc., a privately held technology incubator company headquartered in Fort Lauderdale ("Ener1 Group"), acquired an 80% stake in our company in early 2002. Ener1 Group now owns approximately 90% of our outstanding common stock and four of our six directors are affiliated with Ener1 Group.

In September 2002, we acquired Ener1 Battery Company ("Ener1 Battery"), which was engaged in research, development and marketing of lithium battery technologies, from Ener1 Group in return for a combination of equity and debt consideration. This acquisition provided us with several pending patents for various lithium battery technologies a staff of research and development engineers; the land and building where Ener1 Battery conducted its operations; and lithium battery research, development and production equipment.

After we acquired Ener1 Battery, we began to phase out our software engineering and consulting/set top box business. In May 2003, we transferred substantially all of that business and related assets to one of our subsidiaries, EnerLook Health Care Solutions, Inc. (“EnerLook”), which continued to develop and market set top box technologies, products and services to hotel and hospital customers. In December 2004, we transferred all of the assets of EnerLook to TVR Communications, LLC in return for a 5% equity interest in TVR Communications.

To complement our battery operations and expand our alternative energy business, in September 2003 we began a research and development program focusing on fuel cells and related products and technologies. Since that time, we have hired numerous scientists and engineers for our fuel cell staff and filed several utility patent applications for various fuel cell technologies, systems and components, one of which has led to a patent issuance.

In April 2004 we formed NanoEner, Inc. to pursue technologies for nanomaterials and nanomanufacturing. Initially, these activities focused on applying nanotechnology to improving the performance of Li-ion battery electrodes.

In October 2004 we formed EnerFuel, Inc. to conduct all of our fuel cell activities going forward.

In October 2004, we combined Ener1 Battery’s lithium battery assets with the lithium battery assets of Delphi Corporation in order to form EnerDel.

At August 21, 2006, we had a total of 69 full time employees, including 44 full time EnerDel employees, 14 full time EnerFuel employees, 3 full time NanoEner employees and 8 full time Ener1, Inc. employees located in our administrative offices.

Our Battery Business
Overview

We have been researching and developing various types of batteries since 2002, when we acquired Ener1 Battery Company and its lithium battery business from Ener1 Group. Since that time, we have pursued a number of different battery chemistries, both primary (non-rechargeable) and secondary (rechargeable), developed various battery and battery cell prototypes and filed several patent applications relating to lithium battery technology and processes.

In July 2003 we and Ener1 Battery entered into a joint venture with ITOCHU Corporation for the development of lithium battery technologies. As part of this joint venture, we and ITOCHU formed EnerStruct and licensed certain of our battery-related technologies to EnerStruct. Since July 2003 EnerStruct has pursued the development of high-rate battery technologies, filed its own patent applications in Japan and elsewhere and worked with us to advance our respective battery technologies. These activities have become increasingly important for our operations during the last year.

In October 2004 we and Delphi combined our respective lithium battery operations to form EnerDel.

Delphi, which had ten years of experience in Li-ion battery research and development, contributed the following assets to EnerDel: testing and production equipment, Delphi's Li-ion patent portfolio, manufacturing facilities in Indianapolis and technical resources including the services of engineers and technical information. We contributed the following assets to EnerDel: $15,000,000 in cash for working capital, substantially all of our battery-related patents and patent applications, technical resources including scientists and engineers and exclusive use of all of the battery testing and production equipment located at our Ft. Lauderdale facilities. We own 80.5% of EnerDel’s outstanding common stock and Delphi owns the remaining 19.5%. Delphi also owns 8,000 shares of EnerDel 8% Non-Voting Cumulative and Redeemable Series A Preferred Stock, which has a liquidation value of $8 million plus accrued dividends.

EnerDel’s Business Strategy

Our goal is to become a leader in the markets for high-rate (high power) and high energy density batteries by developing and marketing a Li-ion battery capable of being mass-manufactured in the U.S. to service the North American market for various types of HEVs using proprietary cell technology. High energy batteries have high capacity i.e., they provide power for longer periods, but do not generally have the “burst” power capability of high-rate/high power batteries. Initially, we intend to target our Li-ion batteries to North American HEV manufacturers. We also intend to seek government funding of our research and development activities through select projects tailored to HEV applications.

We believe that the market potential for a high-performance Li-ion battery in automotive and other applications is significant. Li-ion batteries are superior in several respects to the nickel hydride ("NiMH") batteries currently used by car manufacturers: they are more powerful (i.e., they can discharge their power quickly to provide bursts of energy for high-stress applications) have a longer life, and they occupy less space, each of which is a critical consideration for automotive manufacturers. We believe that the domestic HEV market may grow dramatically if a better Li-ion battery for HEVs is successfully developed. The consumer electronics industry began its explosive growth after Li-ion batteries were developed that enabled manufacturers to make smaller electronic devices.

Currently, HEVs use the larger and less powerful nickel metal hydride (“NiMH”) batteries. The Li-ion technology for HEVs has not yet been fully proven and tested, and significant technological and manufacturing cost hurdles remain. However, the industry leader in HEVs and other battery and automotive manufacturers have announced plans to develop Li-ion batteries during the next several years. We believe that the first companies to develop a proven (and cost-effective) Li-ion battery for HEVs will have a significant competitive advantage in this market. We believe we have certain advantages that will enable us to create a Li-ion battery for use in HEVs: access to proprietary material and manufacturing process technology and an experienced management team with significant Li-ion battery experience.

However, the development process will take several years and require significant capital investment before we reach efficient production levels. We will seek to team up with automotive, battery or other companies to pursue this market. We intend to target the North American HEV manufacturers because we believe they will find it advantageous to purchase advanced performance batteries from local, United States battery manufacturers. In addition, consumer electronic manufacturers have historically controlled battery production for their own products and we expect Japanese automotive manufacturers will similarly seek to control production of batteries for their HEVs.

We believe the Li-ion battery technologies that we are developing for HEV solutions will also have applications in other industry sectors. The following chart indicates some of the automotive and some of the additional sectors we plan to pursue based on technologies developed for the HEV sector:

Battery Categories	Automotive Applications	Other Applications

High Power Battery	Hybrid Electric Vehicles (light vehicles, tanks, buses, and others) and Fuel Cell Vehicles	Power tools, marine motors, load leveling, back up power (UPS- uninterrupted power supply), auxiliary power, and mobility devices.
High Capacity Battery	Plug-in Hybrid Electric Vehicle, Electric Vehicles or Solar Cell Vehicles	Military applications (power vests, “UAVs” or unmanned aerial vehicles), load leveling and storage

Batteries we develop and market for the HEV market and other automotive applications must meet high requirements for battery life and safety. We believe we will also be able to utilize the technology we develop for HEV applications for military, aerospace and medical applications as these markets also have stringent life and safety requirements.

We are also working with nationally recognized research institutes and commercial material developers to develop and evaluate the best compounds for use with our battery technologies.

Key Advantages of our Technology for HEVs

We believe that our planned Li-ion battery products will have several key advantages over existing technology as a result of our proprietary technology and our planned highly automated manufacturing method:

•	Distinctive cell design that we believe is well-suited for HEV battery packs because it facilitates maximum power output per unit of weight
•	High power capability resulting from high discharge rate characteristics of our battery cell technology
•	High level of safety
•	Advanced electronics control the charge and discharge process of our batteries
•	Automated assembly process promotes high quality and minimizes human error and the need for human intervention

Our Planned Products

Our planned products and product designs consist of rechargeable battery cells, battery packs and electronics for controlling the operation of the cells and packs. Our primary products will consist of batteries and battery packs for HEVs. Battery packs consist of multiple battery cells that are linked together and controlled by electronic circuits that manage the battery pack’s operation and monitor its performance and safety compliance. Our Li-ion battery packs will be developed in accordance with HEV manufacturing specifications and the particular specifications of the HEV manufacturers that purchase our products.

EnerDel’s engineers develop and design battery cells and battery packs that can be based on our own cells or cells sourced elsewhere. We obtained significant battery pack design and production capability from Delphi as part of our joint venture with them, and this includes significant knowledge-base regarding larger battery pack systems suitable for HEV applications.

Additional (Non-HEV) Applications

We are currently evaluating cells from established battery cell suppliers for use in our battery pack products for non-HEV market opportunities. If we are able to complete our existing battery pack designs to incorporate outsourced battery cells pending completion of testing for our internally developed battery cells, we intend to provide samples of our modified battery pack products to potential customers who have already expressed an interest in the battery pack products in non-HEV applications.

Our low voltage battery pack design is intended to power transmitters and receivers used in asset tracking applications.  Engineering samples of this product have been developed and are undergoing testing and evaluation.  Based on initial test data, we believe this product can offer a significant improvement in useful life compared to the lead-acid and NiMH batteries prevalent in asset tracking applications today.  Because batteries used in asset tracking applications can not typically be recharged frequently, lead acid batteries rapidly deteriorate and fail to provide the required energy.  We believe the longer life of our batteries will give our planned asset tracking battery pack a competitive advantage.

Lithium Electronic Battery Management Controllers (“LECs”)

We have designed two families of lithium battery management systems to provide control, optimization, and advanced user features for batteries and battery packs. The 2 families are:

•	Low Voltage (8 - 16V) Controls - 12V4 type for asset tracking and other lower voltage applications.

•	High Voltage Distributed Controls (HEV) - for HEV and other automotive applications.

Through the use of algorithms implemented through electronic circuitry, these controllers are designed to regulate the operation of our batteries and battery packs to make them operate more efficiently and safely. Our LECs are designed to regulate cell voltage limits and cell temperature limits and provide protection from overcharge. They are also designed to indicate the state of charge and overall condition of the cells and/or pack, as well as provide a data bus for digital communications. The LEC monitors each cell’s condition, and maintains the voltage balance among the cells making up the battery in order to optimize cell life. Based on customer requirements, the LEC may also be programmed to optimize charging, discharging and other operating characteristics or application features.

Our Markets

Our primary market will be batteries and battery packs for HEVs. Forecasts for the size and growth of this market vary widely. We believe this market will grow significantly over the next several years. One commentator has forecast that the market for advanced (hybrid and 42 volt) batteries for vehicles to rise from $70,000,000 in 2001 to $200,000,000 this year and over $500,000,000 by 2008. (Anderman, “Critical Assessment of New Automotive Battery Trends,” April 2002). There are other forecasts of both greater and lesser size and growth for this market. Many auto makers are already producing or have announced plans to produce HEVs in the near future. Increasingly, production is being moved to the U.S., and we believe that our plan to provide a reliable U.S.-based manufacturing source for HEV batteries will be well received by auto makers producing HEVs in the U.S.

In reaction to dramatic increases in energy prices, the federal government, automotive industry and consumers are seeking alternative energy solutions that reduce the cost of energy and dependence on foreign oil and gas. The HEV is a readily available technology that helps accomplish these goals. The automotive industry participants are expected to increase production of HEVs as quickly as possible, and they have announced such plans, although consumer demand will greatly determine the ultimate production rates. Toyota has been leading the production of HEVs, but a number of other automobile manufacturers have introduced HEVs sold in the United States, including Honda, GM, Lexus and Ford. Other manufacturers, including Daimler-Chrysler, Nissan, BMW, Volkswagen, Audi and Porsche, have reported that they will develop and market HEV models.

Toyota has stated that it is planning to sell 1,000,000 HEVs per year within the next few years and that they will offer HEV versions of all of their car models in the future.  In addition, Toyota has announced plans to begin production of the Toyota Camry in the U.S. in 2006 or 2007.  Toyota is currently the largest producer of HEVs, selling a reported 200,000-250,000 cars annually in the world. Subaru, Nissan and Mitsubishi have recently produced concept cars that use Li-ion batteries.

Among our planned secondary markets, Mr. Hideo Takeshita of the Institute of Information Technology   Ltd . has predicted that Li-ion cell demand for power tools will rise ten-fold between 2005 and 2013, to 300,000,000 cells (Takeshita Presentation, IIT, September 18, 2005). He estimated the total demand for Li-ion cells in 2005 was been estimated to be approximately 1.7 billion cells, and would grow to approximately 2.9 billion cells in 2013. (Takeshita Presentation, IIT, September 18, 2005)

In addition to the HEV market, we intend to pursue other alternative vehicle battery markets as they develop, such as Electric Vehicles (EVs), and Plug-in Hybrid Electric Vehicles (P-HEVs).

HEVs

HEVs are cars that are powered by a combination of an electric motor and a combustion engine. HEVs use a gasoline engine as the primary source of propulsion, and an electric motor powered by battery provides additional power when needed. In addition, HEVs can use the electric motor as the sole source of propulsion for low-speed, low-acceleration driving, such as in stop-and-go traffic or for backing up. This electric-only driving mode further increases fuel efficiency.

Some factors that we believe will drive US demand for HEVs are: (1) rapidly increasing prices for gasoline and related products; (2) increasing emphasis on reducing dependence on fossil fuels (including government sponsored incentives); (3) resurgence of “green” or environmentally friendly thinking in large segments of the US population; and (4) overall economic pressures that are causing many consumers to look for lower cost alternatives for basic power needs.

The market for HEVs is in the early stages of its evolution and the predictions vary greatly as to what share HEVs will gain of the total automobile market. Total automobile sales in the U.S. market are approximately 17 to 18,000,000 units per year. R.L. Polk has predicted that HEVs will account for up to 35% of the U.S. auto market by 2015 . EnerDel’s initial primary market focus will be U.S. production operations of HEV manufacturers. We believe that U.S. auto makers that manufacture HEVs in the U.S. will prefer to source HEV components from U.S. suppliers.

Additional Battery Markets

We are working on applications for our Li-ion technologies in remote asset tracking applications, including tracking construction and military equipment, containers or other items considered of value that are important to track. Existing battery technologies for tracking devices are based primarily on lead-acid and NiMH batteries, which have limited life and are expensive and time-consuming to replace. High energy density Li-ion batteries offer longer life, reduced lifetime cost and potentially greater reliability.

We are also exploring opportunities for our planned products in the following markets: power tools, uninterrupted power supply (“UPS”) and backup power, electric propulsion for wheel chairs and other personal mobility devices, military applications and medical devices.

Government Projects

We are pursuing government-funded battery research and development opportunities that we believe will help fund and promote our development efforts. These include projects funded by the Department of Energy (DOE) and the Department of Defense ("DOD"). We believe these projects involve development of technology that would be applicable to and relevant for our target markets, especially the HEV market and military applications. One of these opportunities involves development of special materials for use in high-rate batteries.

The USABC is a program funded by the DOE. The USABC's mission is to fund the development of energy technologies that can be commercialized for the U.A. automobile industry. EnerDel was in May 2006 awarded a project by the USABC to demonstrate the potential of lithium-ion technology. EnerDel is collaborating with Argonne National Laboratory on this project. The project's objective is to develop a high power battery solution for HEVs.  We are actively engaged on this project at this time, and the first deliverables are expected to be made near the end of this year. EnerDel expects to pursue a contract award under the second phase of this project, if its work on Phase I is successful.

The U.S. Congress has also appropriated $1,000,000 for use by a military facility to fund a project for EnerDel's development of asset tracking applications using Li-ion battery technologies.  We expect to finalize contractual arrangements to perform this work in the near future. Our ability to enter into a contract to perform this work is subject to our reaching a final agreement with the DOD on the scope of work and contract terms.

 P-HEVs

The P-HEV generally refers to a car that is based on a hybrid concept and has a battery that powers an electric motor, as well as a combustion engine. In contrast to the HEV, the P-HEV uses a battery as its primary energy source, and the combustion engine is available for situations where the battery is depleted.  The combustion engine then propels the car and recharges the battery, with the car operating as a regular HEV. In order to recharge the battery, the user would connect the P-HEV car to an electric outlet, either at home or at work or other places where access to the electric grid is provided, when the car is parked.

P-HEV batteries will generally be much larger and will have a higher capacity than batteries for the HEV. As a result, batteries with high energy density cells (density is the overall amount of energy available for expending over time) are essential for use in P-HEVs, while batteries with high power (rapid discharge rate/charge capability) are favored for HEVs. A study by the HEV Working Group (led by the Electric Power Research Institute (EPRI) entitled “Plug-In HEVs” (presented by Dean Taylor of Southern California Edison dated August 21, 2003) estimates that a mid-size sedan with a combustion engine consumes over 500 gallons of gasoline annually. A comparable car with a P-HEV system with a battery offering a 60 mile range could potentially reduce the annual gasoline consumption to under 100 gallons, i.e. a reduction of over 80%. The potential for comparable savings was also shown for a compact sedan, mid-size SUV and full-size SUV.

Li-ion batteries with the size and weight required to work effectively in P-HEVs are still under development, and we are also exploring solutions in this area. EnerDel is in collaboration with a leading national  laboratory on a high capacity material that could be applicable for batteries for P-HEVs. As battery technology and hybrid technology in particular advance, we believe that P-HEVs could present a viable growth market/product opportunity for EnerDel.

Potential Customers

Our potential customers are primarily industrial corporations, including major auto manufacturers. We also plan to market our products to agencies and departments of the United States government for research grants and contract work. In the battery business, the selling cycle is generally quite long. There is ordinarily an iterative, interactive process involved, in which the customer tests and evaluates prototypes or samples, and the supplier then modifies the product characteristics to match the particular requirements of the customer involved. Due to the longevity of life required by the auto manufacturers, this testing and evaluation could take several years, and include the delivery of samples, prototypes and final product. In addition, the procurement cycle for auto makers is quite long due to the requirements for design and retooling associated with new auto models, as a result of the need for to assure conformity to automotive engineering and safety requirements and the complexity of the auto manufacturing process in general.

Once we have established that our proposed products meet a customer's specifications, we must establish that we have the ability to manufacture the specific product in sufficient volumes to be cost-effective and with the required quality. This process accentuates the importance of product and process engineering, areas in which we believe we have a competitive advantage over other Li-ion manufacturers because of the high level of experience of our team of engineers and management in these particular areas.

At this time, we cannot predict the extent to which our sales, if any, will be dependent on a single customer or small group of customers. However, given the limited number of expected HEV automotive manufacturers and our focus on them as our primary market, it is reasonable to believe that the bulk of our expected sales will be concentrated in a very small number of customers. We intend to offer our products to military markets as well as several “niche” markets for asset tracking, medical, and other uses, which may mitigate the risks of customer concentration inherent in the HEV market. The sales cycle in these segments may also be lengthy depending on the longevity of life requirement for the specific application. We expect customers in these segments will also perform thorough testing and evaluation of samples and prototypes before approving a final product.

Customers for our planned asset tracking products include both government and commercial users. Government agencies or departments and companies that ship large amounts of product, have large fleets of vehicles, deal in containerized storage or transport, have significant assets that are widely dispersed and/or sensitive or valuable are all potential customers for devices (either on a new or replacement basis) that facilitate tracking of such assets.

Sales and Marketing

We plan to market our lithium battery products through internal marketing and technical sales personnel. We plan to conduct extensive marketing efforts targeting automotive OEMs, as well as Tier 1 suppliers to the automotive OEMs. Our marketing activities are currently conducted by our Business Development group.

We plan to hire qualified sales engineers and project managers in our Indianapolis facility with automotive industry experience, to complement our existing team of engineers. We intend to establish customer specific and dedicated teams over time to address our customers’ needs in an effective manner and in anticipation of their requirements, consistent with automotive procurement cycle timing.

Competition

Competition in the battery industry currently is, and is expected to remain, intense and fierce. The competition ranges from development stage companies to major domestic and international companies, many of which have financial, technical, marketing, sales, manufacturing, distribution and other resources significantly greater than ours. We compete against companies producing lithium batteries as well as other non-rechargeable and rechargeable battery technologies. We compete on the basis of design flexibility, performance, reliability and cost. Through our technology partnership with EnerStruct, we have access to expertise in battery manufacturing that we believe would be difficult to reproduce without substantial time and expense in the non-rechargeable battery market.

Key factors that we believe will shape the HEV market in the U.S. and competition for market share include:

•	performance level of HEV Li-ion battery packs in relation to current NiMH battery packs;

•	longevity and reliability (estimated battery life requirements range from 8-15 years) and recyclability

•	space displacement and weight - auto makers are seeking to reduce size and weight in future generations of HEV batteries

•	reputation for safety - given the sensitivity in the auto industry to safety issues generally and the history of safety concerns involving Li-ion battery applications

•	cost of battery packs, both absolutely and in relation to overall automobile cost to the consumer

•
reliability and convenience of supply - both U.S. and foreign auto makers have indicated a heightened interest in having local U.S. sources of HEV batteries; this is in large part due to the cost and regulatory difficulties of importing complete HEV battery packs into the U.S. from foreign manufacturing locations; and the traditional auto maker requirement of having several sources of supply for its basic automotive subsystems.

The Li-ion industry is dominated by major Asian battery manufacturers, such as Matsushita (Panasonic), Sanyo, Sony, Toshiba and NEC of Japan, and LG Chemical and Samsung SDI of Korea. In addition, there are a number of smaller development companies, e.g. Valence, A123 and Electro Energy (EEI) in the U.S. and Electrovaya in Canada. Additional potential competitors in Li-ion markets based in the United States are Saft, Eagle Picher, UltraLife and Yardney. There are also a growing number of battery manufacturers in China, which have a low cost manufacturing base due to low labor costs and use of semi-automatic manufacturing process.

Johnson Controls, Inc., one of the world’s largest suppliers of automotive subsystems to major auto makers, recently announced its intent to enter the Li-ion based HEV battery market. Earlier this year Johnson Control and Saft of France, a developer of lithium-ion batteries based in France, announced that they were forming a joint venture to collaborate on the development of lithium-ion batteries for HEVs to be based in the U.S. A number of other companies have also indicated their intent to develop and market lithium based batteries for HEV use. On December 18, 2005, it was reported that Toyota would accelerate efforts to develop a reliable and cost-effective Li-ion battery to power hybrid motor vehicles in a joint venture with Panasonic EV.

Although other market competitors may attempt to take advantage of the growth of the lithium battery market, the lithium battery industry has certain technological and economic barriers to entry. The development of technology, equipment and manufacturing techniques and the operation of a facility for the automated production of lithium batteries require large capital expenditures, which may deter new entrants from commencing production.

Battery Market Technology Trends

We plan to operate in selected segments of the “rechargeable” battery market. Rechargeable batteries are distinguished from “primary” (or “nonrechargeable” batteries, which are disposed of after their power output is exhausted) or “multi-charge” batteries which are rechargeable for a very limited number of times). There are four main types of rechargeable battery technologies: lead-acid (also defined as Pb), nickel-cadmium (NiCd), NiMH and Li-ion.

Rechargeable batteries have been in commercial use since lead-acid batteries were introduced many decades ago. The main market for lead-acid batteries is storage and output of power for starting automobiles and running vehicle electrical-based systems. Lead-acid batteries are also used in a number of other applications, including industrial applications such as data back-up systems for buildings.

NiCd battery technology was introduced in the 1960s and used extensively in aerospace applications, and this technology coincided with and assisted in the development of portable electronic devices. As newer technologies have been introduced, the NiCd technology has been used mainly in power tools and toy applications. NiCd batteries are limited essentially to a single type of battery chemistry: Nickel oxyhydroxide is used as the positive electrical source and Cadmium is used as the negative electrical source.

NiMH battery technology was introduced in the late 1980s and improved on the NiCd technology by replacing cadmium (a toxic material) with a metal hydride solution, alleviating the environmental concerns associated with cadmium and reducing the so-called “memory effect” that plagued NiCd batteries - if they were not fully discharged before recharging, they tended to lose capacity in subsequent recharges. NiMH provides some additional variations of battery chemistries beyond those of NiCd. NiMH and NiCd have similar performance characteristics. However, NiMH batteries also provides higher energy density than NiCd batteries. Energy density is a measure of how much energy can be extracted from a battery per unit of battery weight or volume. This feature is considered very important for many applications.

Li-ion technology was introduced in 1991-92 by Sony of Japan. The main advantage of Li-ion technology is that it provides a higher energy density than the nickel-based technologies, which means that a Li-ion cell contains more energy than a comparable nickel-based cell per unit of volume or weight. A further advantage of Li-ion technology is that it has a higher nominal voltage than the nickel-based technologies (3.6-3.7 Volt versus 1.2 Volt), which allows fewer cells to be used to produce the same amount of power. It is also more durable at elevated temperatures (greater than 40ºC). Li-ion battery technology is capable of using a very wide variety of chemistries and therefore provides a more flexible solution for many different types of applications. Generally, Li-ion batteries provide significantly more energy per unit of size and weight than predecessor technologies, NiMH and Ni-Cd.

One challenge associated with Li-ion technology is that if a Li-ion battery is “overcharged” it can overheat and present a safety risk. Battery chemistry and battery systems integration are the key to preventing Li-ion batteries from overcharging. Batteries containing Li-ion cells are generally fitted with electronics that regulate the charge and discharge of the cells to ensure they occur within safety and performance defined limits. Li-ion cells must also be designed to mitigate any risks if overheating occurs. EnerDel has patents for devices and systems that perform these functions. We believe that our experience with lithium electronic controllers and systems controls will enable us to control safety risk to within industry standard limits.

The various basic battery technologies discussed above have gradually been adopted sequentially in the same order set forth above by the portable electronics industry with each technology supplanting the previous one. For example, today virtually all notebook computers and cell phones use Li-ion batteries although they initially used NiCd batteries, progressing to NiMH before adopting Li-ion technology.

We believe that a similar type of fundamental transition will take place in the HEV market. Today, virtually all HEVs use NiMH-based batteries. We expect that within the next decade HEV automotive manufacturers will switch completely to Li-ion because of the advantages Li-ion batteries offer over NiMH.

Intellectual Property

EnerDel has 26 patents issued and 43 patents pending in the U.S., 3 foreign patents and 29 pending foreign patent applications, all relating to lithium battery or related technologies. The majority of these were obtained from Delphi when EnerDel was formed, and were issued during a period of several years preceding the formation of EnerDel. The majority of the issued patents will expire 20 years from the date of issuance. EnerDel continues to file patents, as appropriate, to protect its interests in new inventions. In addition to filing for patents on our inventions, we require our employees to sign confidentiality and work-for-hire agreements. We also enter into confidentiality agreements with third parties before discussing sensitive information with them.

EnerDel also has rights to license high-rate battery technologies and associated manufacturing processes developed by its technology partner, EnerStruct, as described below.

Our Technology Partnership with EnerStruct

We and ITOCHU Corporation formed EnerStruct, Inc., a Japanese corporation, in August 2003 when ITOCHU Corporation also purchased 14,000,000 shares of our common stock. At that time, EnerStruct licensed various Li-ion battery technologies from ITOCHU and from Ener1 Battery Company. Ener1 Battery transferred these rights to EnerDel in October 2004. For the past two years, EnerStruct has been performing research and development for rechargeable, high-rate Li-ion battery technologies and associated high volume, highly automated mass production technologies.

Since EnerStruct’s inception, we have worked closely with it to advance each company’s high-rate battery capabilities and potential market opportunities for products and applications incorporating those capabilities. In April 2005 we entered into an agreement with EnerStruct that has made it possible for us to focus our technologies on the emerging large market for HEV power modules. Under this agreement, EnerStruct agreed to develop and license or sell to EnerDel advanced Li-ion battery cell technology with high-rate capability and a highly automated, modular technique for manufacturing these battery cells. EnerDel and EnerStruct will hold worldwide exclusive manufacturing rights for these technologies which we and EnerStruct may license to third parties on a shared royalty basis. EnerDel will pay EnerStruct an annual royalty equal to 1.5% of net sales of battery cells and 1% of net sales of battery packs. There will be a minimum overall annual royalty of $2,000,000. EnerStruct will have the sole right to import batteries using its technology into Asian countries and enter into joint development agreements with Nissan and/or university or national laboratories throughout the world. EnerStruct agreed to make available to us, on a “most favored customer” basis, all other technologies it develops related to the high-rate Li-ion battery technology.

EnerStruct has been delivering battery cell prototypes to us since September 2005, and we are working closely with EnerStruct to evaluate and test these prototypes before providing to samples to prospective customers. EnerStruct has also constructed cell production machine prototypes that are being tested in EnerStruct’s facilities. We expect to continue this design and development work with EnerStruct during the remainder of 2006. Mr. Zenzo Hashimoto, who has been EnerStruct’s Chief Research Officer since 2003, has joined us as EnerDel’s Chief Technology Officer. EnerStruct also hired additional process engineers in Japan to support its efforts for us in Japan and the U.S.

EnerStruct also agreed to provide technical consulting services to EnerDel, including the services of several highly experienced process engineers who were active in developing, designing and installing advanced, automated Li-ion battery production facilities for some of the world’s largest manufactures, including Sony and Sanyo.

Research and Development

We believe that the technologies we are using and developing will allow us to produce batteries for both high-rate (power output capability) and high capacity (overall amount of available energy over time) batteries. We are working with national laboratories here in the U.S. and worldwide material developers to develop their materials for mass manufacturing. We believe application of our own treatments to these materials will improve their suitability for our specific battery applications. We have substantial knowledge of coating technology, which involves the coating of electrodes with lithium ions and other active materials; our employees' expertise in this area dates back to the introduction of Li-ion technology in Japan in the early 1990s. We believe this expertise gives us a competitive advantage in this area.

Developing new battery materials and chemistry combinations can require substantial capital. Therefore, we will seek to continue to work closely with national laboratories and universities in this area in order to spread the costs of this research. Our primary focus will continue to be development of commercially viable battery cells, emphasizing production engineering and cell design as our core activities near term.

Manufacturing

Our goal is to develop a battery cell that is well-suited for mass manufacturing and a manufacturing process that is as close to fully automated as possible. This is necessary to minimize labor requirements that could materially adversely affect our ability to be cost competitive. We have adopted production technology that combines known battery manufacturing processes with those from other high technology production processes. In order to accomplish our business plan of becoming a leading U.S. based manufacturer of Li-ion batteries for HEVs, we will need to purchase approximately $20,000,000 of production and testing equipment at our Indianapolis pilot plant over the next two years.

We believe that our cell manufacturing process, developed through our technology partnership with EnerStruct, will give us a significant cost advantage due to its high degree of automation and accuracy which will enable us to manufacture batteries with high quality, reliability and yields (i.e., percentage of product that passes quality standards), and achieve cost competitive production and acceptance in the automotive market.

Engineering and Manufacturing Capabilities

Our Li-ion battery engineering team has strong skill bases in the material evaluation, coating process, electrode assembly process, formation process and cell design areas, which we believe are keys to developing products and establishing and maintaining a strong Li-ion battery manufacturing operation. As noted above, we also have access to manufacturing process engineering know-how through our technology partnership with EnerStruct. Our systems engineering experience includes all major areas of battery cell, battery pack and battery electronics design, testing and integration.

Testing and Quality Control

Consistent with industry practice, we perform a wide range of safety and other testing for our planned battery products. This includes testing for performance under nail penetration, bar crush, impact, overcharge, overdischarge, short circuit, thermal cycling, vibration, shock, altitude, salt, fog and humidity. All of our planned products will be tested to determine if they meet industry standards and safety requirements.

In the battery business, particularly in the case of lithium batteries, safety is a paramount concern. The potential for batteries to overheat, explode and react to stress or impact must be carefully evaluated and eliminated to the fullest extent possible. Our batteries and battery packs are designed to include three distinct and independent levels of safety protection: (1) cells are designed so that internal shut-down separators cause improperly operating cells to be shut down; (2) our cells have electronic controls of cell charge and discharge functions, temperature monitoring and circuitry; and (3) thermal shielding case materials surround the outside of the battery pack.

Raw Materials and Suppliers

Initially, we expect to source many of our raw materials for our batteries from companies in Asia with whose quality and procedures we are most familiar. As we are actively pursuing development of new types of materials for use in our batteries, our sources of supply for such materials may change over time.

Longer term, we expect to source a significant portion of our raw materials from U.S. market sources. We expect to work closely with U.S. government laboratories and university technical laboratories in refining new materials qualifications and performance and take those requirements to U.S. suppliers. We have a strategic relationship with PrioVista Laboratories, Inc., a materials science and industrial incubator company owned by Ener1 Group, ITOCHU and EnerStruct that provides, among other things, for our right of first refusal and most favored customer prices and terms for new materials that PrioVista develops or acquires for Li-ion batteries. We expect to work closely with PrioVista and select national laboratories in developing and producing new electrode and other materials that could have significant positive impact on the performance of our batteries.

Facilities

We have two facilities, one in Ft. Lauderdale, Florida, which is used mostly for research and development of prototype battery products, and our primary facility in Indianapolis, Indiana, where we have production capacity and where our battery pack/systems integration activities are conducted. These operations include integration of battery cells with electronic systems into a complete battery pack. The Ft. Lauderdale facility has three prototype lines and a testing laboratory, plus office space within a building of about 22,000 square feet. The Indianapolis facility consists of 48,000 square feet of manufacturing space and 12,000 square feet of office space, and has been designed for cell and battery manufacturing on a larger scale.

We own the land and building at our Fort Lauderdale, facility. The land, building and certain equipment at the Fort Lauderdale facility are pledged as collateral to secure Ener1 Battery Company’s corporate guarantee of our repayment of approximately $19,700,000 principal amount of our senior debentures. The collateralized equipment is allocated by agreement for EnerDel’s exclusive use, pending release of the debenture holders’ security interests in the equipment, at which time, EnerDel’s option to purchase all of the equipment from Ener1 Battery for $1 will be automatically exercised.

We sublet our Indianapolis space from Delphi under a sublease requiring rent of approximately $46,000 per month. Delphi has filed for protection under Chapter 11 of the bankruptcy statutes and has rejected its prime lease, and we are currently negotiating a separate lease with the prime landlord. As part of the negotiations we are discussing leasing additional space in the EnerDel facility, consisting of an additional 20,000 square feet of manufacturing space for our planned Li-ion battery cell production and associated battery pack assembly, as well as an additional 12,000 square feet of office space for our engineering and development team.

Our Fuel Cell Business

Overview

EnerFuel plans to produce fuel cell products and provide fuel cell related services, including fuel cells testing services. A fuel cell is an electrochemical energy conversion device. There are many types of fuel cells; each using a different chemistry. We intend to focus primarily on the type of fuel cell known as the “PEM” or proton exchange membrane fuel cell. Like a battery, a fuel cell converts hydrogen and oxygen into water, and this process produces electricity. Unlike a battery, chemicals constantly flow into the cell so the cell continues to operate. As long as chemicals flow into the cell, electricity flows out of the cell. In contrast, all of a battery’s chemicals are stored inside the battery, which means that a battery eventually runs out of energy, at which time it is either disposed of or recharged.

A fuel cell provides a direct current voltage that can be used as a source of electrical power. Fuel cells are usually classified by the type of electrolyte they use. In a PEM fuel cell, the exchange of protons from the anode to the cathode is achieved by a solid, water-swollen membrane electrolyte impregnated with a strong acid. A PEM fuel cell uses hydrogen and oxygen to generate power. The hydrogen splits to release its electrons to the external circuit and provide power. The protons move across a PEM, attracted by the oxygen, and combine with the oxygen to form water at the opposite electrode surface.

A single fuel cell produces only a small amount of voltage, so typically fuel cells are arranged in stacks to achieve useful levels of voltage.

Fuel cells in general and PEM fuel cells in particular, have gained increasing attention in recent years as a potentially inexpensive and environmentally safe alternative source of energy. Increasing costs for fossil fuels and concern for the environment continue to drive fuel cell industry development. A number of issues, including the high cost and increasing rarity of platinum, a key material used in fuel cells, and the lack of a hydrogen supply infrastructure, have slowed the use of fuel cells.

We began research and development in fuel cells in September 2004 and have filed seven patent applications relating to fuel cell devices, systems and processes, one of which has been issued as a patent. Our fuel cell subsidiary, EnerFuel, operates primarily from office and industrial space in West Palm Beach, Florida. We have substantially restructured our fuel cell activities and operations as of January 2006, including hiring a President for EnerFuel who has over 10 years of fuel cell industry experience in management and operations.

While EnerFuel has earned only nominal revenue to date, it has been awarded a DOE and state funded research grant by the Florida Hydrogen Initiative (“FHI”) for fuel cell development and expects to enter into a contract for the project shortly.

Planned Products and Services

EnerFuel plans to commercialize a sequence of fuel cell products as quickly as possible by using a building-block approach based on some common elements. EnerFuel’s planned products will expand on a common base, but will be designed to function as standalone products as well, providing a broad-based product platform while EnerFuel continues research and development of additional new products and services.

To implement this strategy, EnerFuel is developing a broad range of fuel cell products and services. Products in development include fuel cell stacks and fuel cell stack components, fuel cell systems, components for fuel cell systems and integrated products containing fuel cell systems. Fuel cell stacks include both high and low temperature PEM fuel cells. A fuel cell system consists of a fuel cell and the other components required to convert chemical energy of a fuel into electricity. Integrated products are formed by adding hardware to a fuel cell system such that it is capable of providing some end-user function, such as an uninterruptible power supply (UPS). Our products may also include fuel cell testing equipment. Substantially all of our planned products are in an early stage of development and completion of prototypes will require additional time, effort and funding.

EnerFuel is developing what it believes will be the next generation of high-temperature fuel cells. These products are intended to address the fuel cell industry's need for fuel cells that are smaller and less costly and complex than those currently available. We believe EnerFuel’s planned high temperature PEM fuel cell application will be differentiated from existing fuel cells both as a result of its ability to operate at high temperatures and reduced cost through elimination of expensive catalyst materials.

EnerFuel is also working on a new design for a modular PEM fuel cell. We believe this approach will improve reliability and reparability of the fuel cell - two basic concerns today. Each cell within the overall fuel cell would be self-contained (not stack dependent), unlike today’s standard designs. This would also reduce problems in stack sealing or flow distribution. Another advantage to this approach is that it would enable different stack sizes with same cell design. This, in turn, would limit the need to re-develop cells for each stack size and allow us to pursue many fuel cell different market segments simultaneously by quickly adapting different fuel cell stack configurations using our stack-independent fuel cells. EnerFuel plans to focus on a simple, compact, inexpensive design in order to make its planned products mass producible, allow individual cell replacement to minimize stack replacements and make the product generally more repairable and recyclable.

Our services may include demonstration projects (such as the FHI project), technology development, design, fabrication, assembly and testing of fuel cell components, membrane electrode assembly ("MEA") performance and failure analysis and software development related to fuel cell operations.

In July 2006 EnerFuel introduced its first product to the market place, a fuel cell humidifier. Fuel cell humidifiers are components within PEM fuel cell systems that increase the humidity of incoming air streams. Air is used by the fuel cell as a source of oxygen. If this air is too dry it may dry the fuel cell membranes and reduce function. Fuel cell humidifiers are often considered fragile. The EnerFuel humidifier is intended to be more robust. Sales of test units have been made to various fuel cell integrators for their evaluation for use in greater quantity.

Our Markets

Forecasts for size and growth of the markets for fuel cell products vary. We believe the overall markets for fuel cell products will experience substantial growth in the coming years. Global Information, Inc., in a study entitled World Fuel Cell to 2009, published May 2005, has estimated that overall demand for all types of fuel cell products combined will rise from $375,000,000 in 2005 to $2,500,000,000 in 2009 and $13,500,000,000 in 2014 .

EnerFuel is pursuing several emerging market sectors within the overall fuel cell market. These include the markets for portable power, auxiliary power, distributed power and backup power devices and systems. The market for portable power encompasses a variety of market segments from powering military equipment to powering OEM devices ranging from lawnmowers to robotics. The auxiliary power market supplies auxiliary power units that provide electricity used in a vehicle, such as a long-haul truck or boat, for applications other than propulsion. The distributed power market provides customers with the ability to generate power on-site. Uses of backup power range from providing assurance that applications will continue to function in the unlikely event of a blackout to augmenting unreliable power grids in many countries on a daily basis.

EnerFuel’s potential market opportunities also include the market for remote sensors for video cameras (visible, IR, UV), weather instrumentation, tsunami and earthquake detection, among others.

In the backup power supply market, the lack of an established hydrogen fuel supply infrastructure (i.e., availability of hydrogen supplies and transmission network) is less important as fuel is only consumed during power interruptions. We also believe that there is and will continue to be a high demand for fuel cells in nations with limited and unreliable power grids. We believe that fuel cells have several advantages over batteries in this market, including better energy storage, as well as advantages over internal combustion engines, including less noise and fumes and increased reliability.

Competition

There are many companies in the fuel cell business generally that are larger and/or have greater resources than EnerFuel, such as Ballard, Plug Power, UTC and ReliOn. Some of these companies have been in the fuel cell industry for longer then EnerFuel and have more available capital and greater technical, marketing, sales, manufacturing, distribution and other resources than we do. We believe that EnerFuel's competitive advantages include, in additional to those it plans to design into its proposed products discussed above, its experienced technical team and its building block product development approach, which we believe will make it possible for EnerFuel to get its proposed products into the market more quickly.

Within the fuel cell market, there are companies that operate in many areas of fuel cell technology and others that operate in narrowly defined areas, such as development and marketing of fuel cell stacks or PEMs or MEAs (membrane electrode assemblies). EnerFuel’s competition consists of mainly pure stack or pure membrane companies. Unlike these companies EnerFuel works in both stacks and membranes, and we believe it will be able to optimize both aspects in ways its competitors that do not operate in both sectors cannot because of the technical performance connections between these two components. Stack competitors include: Ballard, Plug Power, UTC and ReliOn. Membrane competitors include: Gore, DuPont. DeNora. Asahi Glass and PEMEAS. We believe that PEMEAS is the only company with commercially available high temperature MEAs at this time. EnerFuel plans to use low cost materials and possibly eliminate platinum as a catalyst to give it an edge in this market.

We believe products based on EnerFuel’s technology will have several competitive advantages. These include:

•   Smaller, lighter weight, high temperature fuel cell
•   New, more attainable modular approach
•   Flexible design and easier reparability
•   Lower costs materials used in production
•   Lower cost MEA’s for EnerFuel Stacks
•   Membrane material is recycled to lower costs

Potential Customers

We plan to provide products and services for both corporate and government customers. Because EnerFuel is an early stage development company, at any given time its customer base may be limited. We plan to implement a customer diversification plan to attempt to avoid dependence on any one customer as EnerFuel grows.

In 2005, we were notified by the Florida Hydrogen Initiative that it had decided to award to us a $1.1 million 50% cost share contract under which the Florida state government and U.S. Department of Energy will provide $550,000 over 18 months to fund EnerFuel's research and product development, and EnerFuel will also be required to use the same amount of its own funds in performing the contract. EnerFuel is in contract negotiations to finalize the contract documentation for this work. The contract will require EnerFuel to design and implement a 10kW (kilowatt) fuel cell system using the chemical energy in waste orange peels to power a highway rest stop on a major Florida highway. This program is expected to demonstrate EnerFuel’s ability to develop and deploy complex fuel cell systems.

EnerFuel has also performed a limited amount of subcontract services for a large company in the fuel cell sector, and has submitted several proposals for product development work and services. EnerFuel plans to heavily emphasize seeking work customer proposals heavily over the next several months in order to establish a revenue base to fund future operations and additional product development. This is part of our overall company strategy to increase focus on revenue while developing our planned future products.

Technical Resources

Our management and engineering staff has technology expertise in the following areas:

•   Proton exchange membrane fuel cell (PEMFC) membrane electrode assembly (MEA)
•   Fuel cell stack design
•   Fuel cell system integration
•   Fuel cell system controls development
•   Reformat gas processing
•   Fuel processing
•   Fuel cell failure analysis and mechanisms
•   Electrolyzers (membrane, hardware, controls)

Our West Palm Beach facility, leased in January 2006, is fully equipped for fuel cell development operations. We have recently purchased over $200,000 in fuel cell-specific engineering and development equipment for that facility.

Intellectual Property

EnerFuel has two issued patents   and nine pending patents, all related to fuel cell and related technologies. The issued patents expire after 20 years. Four of the patent applications are utility applications, and five are provisional. Provisional applications must be followed by utility applications within one year of the provisional filing to confirm the priority date established by the provision filing for protection of the patent rights involved if the patent is issued. The patent applications cover, among other things, intellectual property relating to method and apparatus for cold-starting of a PEM fuel cell, shut down of a PEM fuel cell, startup of a PEM fuel cell and other aspects of PEM fuel cell operation. EnerFuel’s development team continues to perform research and plans to file additional patent applications as appropriate.

EnerFuel’s president and engineering team have developed substantial fuel cell know-how gained from their collective experience in fuel cell research and development.

In addition to filing for patents on our inventions, we require our employees to sign confidentiality and work-for-hire agreements. We also enter into confidentiality agreement with third parties before discussing sensitive information with them.

Sources of Supply

EnerFuel sources fuel cell membranes from DuPont custom machined and/or molded bipolar plates from Imperial Custom Molding seals from E&T Plastics of Florida, Inc., and fittings, tubing and gages from Accutech Instrumentation. We believe that we can access alternate sources of supply for all of our major materials needs

Research and Development

During 2004 and 2005 EnerFuel spent $923,000 and $1,154,000, respectively, on research and development. During 2004 and 2005, our research and development emphasized fuel cell control systems and similar components. We have refocused our research and development toward more specific products that have both near term and long term sales potential.

Facilities

EnerFuel leases two facilities: its headquarters in West Palm Beach, FL (7160 square feet) and facilities in Fort Lauderdale, FL (3,200 square feet). Both facilities have offices and fuel cell specific laboratory space and equipment. The West Palm Beach facility also has a complete machine shop and is equipped with routed de-ionized water, cooling water, clean compressed air, hydrogen and other gases.

Our Nanotechnology Operations

Overview

Our nanotechnology operations currently consist of targeted research and development efforts to develop our patent pending vapor deposition/solidification or "VDS" process. VDS is a manufacturing process for depositing materials in microscopically thin layers on substrates used to form manufactured components. Initially, we have been testing our VDS process for use in building lithium battery electrodes, including the high-rate battery technology which we have been developing with EnerStruct. The VDS process is designed to facilitate precise deposition of the manufacturing materials so as to increase efficiency and speed of production while also increasing performance of the battery electrode by enhancing conductivity and producing increased electrical current.

Our VDS process is implemented with computer controls to monitor and regulate key aspects of manufacturing at a precise micro-level. We believe that, if successful, this process may be useful in production of many other types of products in addition to battery components. Generally, control of the micron-level aspects of manufacturing using nanotechnology deposition processes allows for production of components that have special properties, facilitating stronger, lighter and more uniform coatings.

We have set up a prototype manufacturing and testing facility in Ft. Lauderdale, which has produced samples of lithium battery electrodes for evaluation internally and externally.

We are currently evaluating NanoEner's operations and business prospects in order to determine whether to continue to pursue our nanotechnology business as a separate line of business. We are also evaluating NanoEner’s capabilities of providing specialized nanotechnology coatings and nanostructured materials to our other business units.

Application of Nanotechnology to Batteries

We have researched the application of our VDS technology to production of batteries on a prototype basis. Our VDS process uses a special chamber into which we put a battery “substrate” (which is the material upon which we deposit materials to build battery electrodes). Through a highly calibrated and flexible computer control program that allows micromanagement of key process parameters, we are able to precisely control the formation of battery electrodes. The VDS process makes it possible to add the electrode materials and precisely control their structure on the substrate for a smoother, more even and more complete coverage of the substrate surface, with less surface imperfections. We believe that this process produces electrodes that have higher conductivity of electric current, which results in greater power output from the electrode. We think that the benefits of this production process for battery electrodes may include:

•	Efficient use of electrode materials to minimize waste
•	Manufacturing at the “nano level” (<100 nanometers) for greater precision
•	Low cost, rapid production of high-rate battery electrodes
•	Higher possible battery discharge rates due to greater transmission of current
•	Reduced costs due to (i) reduction of additives and process steps (i.e., coating, plasticizers, baking) and (ii) fewer cells required in multi-cell packs
•	Higher average current
•	Excellent adhesion and surface characteristics of electrodes.

Intellectual Property

We have three nanotechnology-based patents pending, including one covering our VDS “thin films” deposition process. We have also licensed our VDS technology to EnerStruct for nonexclusive use in Japan. One of the patent applications is a utility application, and the other two are provisional applications.

In addition to filing for patents on our inventions, we require our employees to sign confidentiality and work-for-hire agreements. We also enter into confidentiality agreement with third parties before discussing sensitive information with them.

Competition

There are numerous companies involved in the nanotechnology field and the term “nanotechnology” has a broad range of descriptions. We have defined our participation in this field initially in terms of the above-described efforts in lithium battery development. We believe that among the other companies participating in the nanotechnology field, there are many with greater financial, technical, marketing, sales, manufacturing, distribution and other resources than our company.

Government Regulation and Approvals

Certain aspects of production and transportation of batteries and fuel cells and their components or raw materials are regulated on the international, national and state levels, as well as by private commercial organizations. Transportation of battery products is regulated by the U.S. Department of Transportation and other governmental departments and agencies. Their approvals may be required before we can ship our products on a commercial basis. We may need to obtain approvals for the storage or transportation of flammable or hazardous fuels before we are able to deliver some of our planned fuel cell systems. Future legislation and/or other regulation concerning the transportation and storage of hydrogen fuel and other fuels associated with fuel cells is expected in the future.

We may be required to obtain certifications on our products and systems from product-safety testing and certification organizations such as “QPL” (Qualified Parts Laboratory - Crane, Indiana) and “UL” (Underwriters Laboratory), before we can sell them generally or to specific markets. Certain certifications may not be required for products imbedded into systems, (e.g., for certain OEM applications.)

Future legislation and/or other regulation concerning the transportation and storage of hydrogen fuel and other fuels associated with fuel cells are expected in the future. As a result of any such legislation or regulation, we may need to obtain governmental approval for the storage or transportation of flammable or hazardous fuels before transporting fuel cell systems to our customers.

In addition to the foregoing, we must comply with environmental regulations. These regulations may become more stringent, increasing the cost of compliance and the risk of failure to comply. In particular, there are environmental laws that provide for strict, unlimited liability in connection with releases of “hazardous substances.” In the manufacturing of batteries and components and materials for batteries (and to a lesser extent in our fuel cell and nanotechnology operations), we may use hazardous substances that are regulated under these environmental laws. Our battery operations are currently classified as a “small generator of hazardous waste” and must operate in accordance with the applicable regulations. At this time, our costs for maintaining environmental, health and safety compliance are not material.

ITEM 6: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contain ”forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 23E of the Securities Exchange Act of 1934, as amended, including statements about our beliefs and expectations. There are many risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. Potential factors that could cause actual results to differ materially from those discussed in any forward-looking statements include, but are not limited to, those stated below under the headings “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” as well as those described from time to time in our filings with the Securities and Exchange Commission .

All forward-looking statements are based on information available to us on the date of this filing, and we assume no obligation to update such statements. The following discussion should be read in conjunction with our filings with the Securities and Exchange Commission and the consolidated financial statements and the related notes included in this Prospectus.

Overview

We have three business lines which we conduct through our three operating subsidiaries. EnerDel which is an 80.5% owned subsidiary that we operate as a joint venture with Delphi, develops Li-ion batteries, battery packs and components such as Li-ion battery electrodes and lithium electronic controllers for lithium battery packs. EnerFuel develops fuel cell products and services. NanoEner develops technologies, materials and equipment for nanomanufacturing.

In June 2005, we restructured EnerDel's operations based on a change in strategy to focus development and marketing efforts on U.S.-based production of Li-ion batteries for U.S. HEV manufacturing customers. This change in strategy was based on our determination that the high-rate-of-discharge battery technology and automated manufacturing process technologies we were able to acquire from EnerStruct would enable us to pursue the emerging market for HEV batteries more effectively. At this time, we discontinued all work on the Bellcore technology EnerDel had acquired from Delphi, which we determined EnerDel could not commercialize on a profitable basis due to the cost and complexity of the manufacturing process required.

As a result of the decision in 2005 to refocus EnerDel's technology development efforts on Li-ion batteries for the HEV market and to cease using certain manufacturing equipment, we had to write down the value of these manufacturing assets and incurred a charge of $10,527,000. We also expensed a substantial amount of battery-related equipment in 2004 as a result of our determination that certain production equipment would be used for research and development ("R&D") purposes only.

During the second half of 2005, we decided to consolidate our development engineering and production activities in our Indianapolis, Indiana facility. During the next 24 months we intend to build a pilot production line to produce samples and ultimately produce product for HEVs. In order to execute these plans, we currently expect that during the next two years we will make capital expenditures of $20,000,000 and increase our research and development expenses to approximately $10,000,000 annually. We will need to raise between $30,000,000 and $40,000,000 over the next two years to implement this strategy, and we intend to raise this capital through a combination of funds from government sources, including research and development grants and public financing such as revenue bonds, and equity or debt financing from strategic or financial investors.

We restructured EnerFuel's fuel cell business plan and operations in January 2006. EnerFuel now focuses on developing what it believes will be the next generation of high-temperature fuel cells intended to address the fuel cell industry's need for fuel cells that are smaller and less costly and complex. EnerFuel has hired a president with ten years of experience building a start-up fuel cell company and expanded its development team by hiring a team of engineers with experience at a major fuel cell industry participant. As part of the restructuring, EnerFuel also acquired additional fuel cell development equipment and leased a fuel cell development facility set up specially for fuel cell operations and has moved most of its operations there. EnerFuel is pursuing fuel cell related opportunities in the portable power, auxiliary power, distributed power and backup power markets.

NanoEner, our nanotechnology subsidiary, has built prototype equipment that utilizes our patent pending vacuum deposition/solidification (“VDS”) process for depositing nanostructured materials onto battery electrodes as part of the battery cell manufacturing process. We are currently evaluating NanoEner's operations and business prospects in order to determine whether to continue to pursue our nanotechnology operations as a separate line of business. We are also evaluating NanoEner’s capabilities of providing nanotechnology to our other business units.

Currently, we generate minimal revenue from sales of our products and product samples. Substantially all of our planned products are still under development. We will require significant capital investment to continue our product development activities.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have experienced net operating losses since 1997 and negative cash flows from operations since 1999 and had an accumulated deficit of $183,000,000 as of June 30, 2006. It is likely that our operations will continue to incur negative cash flows through December 31, 2006 and 2007 and additional financing will be required to fund our planned operations through that time. If additional financing is not obtained, such a condition, among others, will give rise to substantial doubt about our ability to continue as a going concern.

We received $5,520,000 from the exercise of warrants and $2,629,000 from the proceeds of a convertible note from Ener1 Group, Inc. in the six months ended June 30, 2006. We need additional capital to fund our operations through October 2006, at which time we intend to raise additional financing. Ener1 Group has continued to fund our operations on a limited basis through the purchase of convertible notes and warrants in order to provide us with working capital through August 2006.

We are required under the terms of our senior secured convertible debentures due 2009, issued in January 2004 (the “2004 Debentures”), and our senior secured convertible debentures due 2009, issued in March 2005 (the “2005 Debentures”), to register the resale of the common stock underlying the debentures and associated warrants. If the registration statements we filed to register these resales are not available for use, we are required to make certain payments to the purchasers of the 2004 and 2005 Debentures (the “registration delay payments”). These registration statements have not been available for use since November 21, 2005. At June 30, 2006, the accumulated registration delay payments for the 2004 and 2005 Debentures aggregated $2.2 million. Payments accrued at the rate of 1.5% of principal (approximately $295,000 per month) for the 2004 Debentures until January 20, 2006, at which time our obligation to maintain the effectiveness of the resale registration statement for the common stock underlying the 2004 Debentures and associated warrants ended. Registration delay payments will continue to accrue at a fixed rate of $213,375 per month for the 2005 Debentures until the 2005 Debenture holders are able to use the resale registration statement or until our obligation to maintain the effectiveness of the resale registration statement for the common stock underlying the 2005 Debentures and associated warrants ends. Our ability to raise additional funds for our operations has been adversely affected by our inability to file and have declared effective by the SEC any post-effective amendments or new registration statements. A holder of $9.5 million of the 2005 Debentures and $10 million of the 2004 Debentures has agreed to forbear for a specified time period from taking any action against us related to the non-payment of the registration delay payments.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the fair value of financial instruments such as derivatives, the disclosure of contingent assets and liabilities at the date of the financial statements and expenses during the period reported. The following accounting policies involve a “critical accounting estimate” because they are particularly dependent on estimates and assumptions made by management about matters that are highly uncertain at the time the accounting estimates are made. In addition, while we have used our best estimates based on facts and circumstances available to us at the time, different estimates reasonably could have been used in the current period. Changes in the accounting estimates we used are reasonably likely to occur from period to period, which may have a material impact on the presentation of our financial condition and results of operations. We review these estimates and assumptions periodically and reflect the effects of revisions in the period that they are determined to be necessary.

Accounting for Derivative Instruments

Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, requires all derivatives to be recorded on the balance sheet at fair value. These derivatives, including embedded derivatives in our structured borrowings, are separately valued and accounted for on our balance sheet. Fair values for exchange-traded securities and derivatives are based on quoted market prices. Where market prices are not readily available, fair values are determined using market based pricing models incorporating readily observable market data and requiring judgment and estimates.

In September 2000, the Emerging Issues Task Force ("EITF") issued EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's Own Stock," ("EITF 00-19") which requires freestanding contracts that are settled in a company's own stock, including common stock warrants, to be designated as an equity instrument, asset or a liability. Under the provisions of EITF 00-19, a contract designated as an asset or a liability must be carried at fair value on a company’s balance sheet, with any changes in fair value recorded in the company’s results of operations. A contract designated as an equity instrument must be included within equity, and no fair value adjustments are required. In accordance with SFAS No. 133 and EITF 00-19, we determined that several of the outstanding warrants to purchase our common stock and the embedded conversion feature and certain other features of several of our financial instruments should be separately accounted for as assets or liabilities. Our financial statements for the years ended December 31, 2004 and 2005 reflect the fair value of these warrants and the conversion and other embedded derivatives features on our balance sheet and the unrealized changes in the values of these derivatives in our consolidated statement of operations as “Gain (loss) on derivative liabilities.”

Prior to their exercise in full, we determined that certain warrants issued to Ener1 Group in September 2002 (the "Battery Warrants") were a derivative liability under EITF 00-19 because share settlement of these warrants was not within the control of the company as a result of the facts that: (1) the holder of the Battery Warrants was the controlling shareholder of the Company, and (2) the Battery Warrants contained dilution protection features, with no limit or cap on the number of shares potentially issuable under the Battery Warrants. Therefore, we could not conclude we had sufficient authorized and unissued shares to issue the number of shares required under the Battery Warrant or under other warrants subsequently issued by Ener1. As a result, we determined that all of these warrants would also be treated as derivative liabilities because we could not conclude that we had sufficient authorized and unissued shares to settle the potential share issuances required under these warrants as long as the Battery Warrants were outstanding. All of the Battery Warrants were exercised by June 30, 2006 and, accordingly, the derivative liabilities of the Battery Warrants were eliminated as well as the derivative liabilities associated with Battery Warrants or under other warrants because once the Battery Warrants were no longer outstanding, we were able to determine that we had sufficient authorized unissued shares to issue the number of shares required.

We have evaluated our provisions of the registration rights agreements issued in connection with our 2004 Debentures which require us to make registration delay payments in combination with the respective financial instruments involved. The EITF recently deliberated the impact of liquidated damages clauses in registration rights agreements and the effect on accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-04 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19. The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. Specifically, EITF 05-04 presents alternative views on whether the liquidated damages provisions in registration rights agreements should be combined with or treated separately from the associated financial instrument. As discussed above, we view the registration rights agreement and the financial instrument as one combined freestanding instrument under View A of EITF 05-04. If the EITF were to adopt the view that the registration rights agreement should be viewed as a separate instrument from the financial instrument, we may have to account for additional derivatives or liabilities.

The 2004 Debentures and 2005 Debentures both contain more than one embedded derivative feature which SFAS 133 requires be accounted for as derivatives. The various embedded derivative features of each series of debentures have been bundled together as a single, compound embedded derivative instrument that has been bifurcated from the debenture in accordance with Derivatives Implementation Group Issue No. B15. The derivative features that have been bundled together in the compound embedded derivative include: (1) the conversion feature of the debentures, (2) the holder's right to force us to redeem the debentures after an event of default, (3) the holder's right to force us to redeem the debentures after a change in control, (4) our right to redeem the debentures after 3 years, (5) the requirement to pay an increased interest rate if we fail to achieve certain milestones, and (6) our right to convert the debentures into common stock if certain conditions are satisfied. The value of the compound embedded derivative liability was bifurcated from the debenture and recorded as a derivative liability, which results in a reduction of the initial carrying amount (as unamortized discount) of the related debenture at inception. The unamortized discount is being amortized to interest expense using the effective interest method over the life of the debenture.

We also determined that an agreement entered into in October 2004 under which Ener1 Group agreed to purchase at our request up to $3,000,000 of the Series B Preferred Stock plus warrants was a financial instrument (the "Series B Preferred Stock Put") which we are required to value as a derivative asset and mark to market at each balance sheet date. The Series B Preferred Stock Put was terminated on March 30, 2006, and, accordingly, is no longer subject to SFAS 133 and EITF 00-19.

For instruments with a single derivative, such as our warrants and the conversion feature derivative of preferred stock, we use the Black Scholes pricing model for determining the derivatives' fair values. For instruments with compound embedded derivatives such as the 2004 Debentures and 2005 Debentures, we use a lattice valuation model to value the derivatives. We believe the application of the Black Scholes model provides the most reliable valuation of single derivatives, whereas the lattice model provides the ability to value compound embedded derivatives.

Lattice Valuation Model

We valued the compound embedded derivatives in the 2004 Debentures and 2005 Debentures using the lattice valuation model, with the assistance of a valuation consultant. The lattice model values the compound embedded derivatives based on a probability weighted discounted cash flow model. This model is based on future projections of the five primary alternatives possible for settlement of the features included within the compound embedded derivative, including: (1) payments are made in cash, (2) payments are made in stock, (3) the holder exercises its right to convert the debentures, (4) Ener1 exercises its right to convert the debentures and (5) Ener1 defaults on the debentures. We use the model to analyze (a) the underlying economic factors that influence which of these events will occur, (b) when they are likely to occur, and (c) the common stock price and specific terms of the debentures such as interest rate and conversion price that will be in effect when they occur. Based on the analysis of these factors, we use the model to develop a set of potential scenarios. Probabilities of each scenario occurring during the remaining term of the debentures are determined based on management's projections. These probabilities are used to create a cash flow projection over the term of the debentures and determine the probability that the projected cash flow would be achieved. A discounted weighted average cash flow for each scenario is then calculated and compared to the discounted cash flow of the debentures without the compound embedded derivative in order to determine a value for the compound embedded derivative.

The primary determinants of the economic value of a compound embedded derivative under the lattice model are (1) the price of our common stock, (2) the volatility of our common stock price, (3) the likelihood that we will be required to pay registration delay payments, (4) the likelihood that an event of default or a change in control will occur, (4) the likelihood that the conversion price will be adjusted, (5) the likelihood that the our common stock will be listed on an exchange, (6) the likelihood that we will be able to obtain alternative financing and (7) the likelihood that we would be able to force conversion of the debentures.

The fair value of the compound derivative embedded in the 2004 Debentures as of the issue date (January 2004) determined using the lattice valuation model was based on the following assumptions:

-	the price of Ener1's common stock would increase at a rate commensurate with the cost of equity, with a volatility of 130%;
-	95% likelihood that Ener1 would not be in default of its obligations under the resale registration agreement relating to the 2004 Debentures;
-	5% likelihood that an event of default or a fundamental change would occur, increasing over time;
-	reset events projected to occur with a weighted average adjustment factor of .989;
-	95% likelihood that Ener1 would force the conversion of the 2004 Debentures if the stock price reached $1.75;
-
the holders of the 2004 Debentures would convert the 2004 Debentures if Ener1's common stock price was $3.50, the resale registration statement was effective and Ener1 was not in default under the 2004 Debentures;

-	Ener1 would redeem the 2004 Debentures following the third anniversary of the issue date if Ener1's common stock price reached $1.50 or higher;
-	0% likelihood that Ener1 would be able to obtain alternative financing that would enable it to redeem the 2004 Debentures increasing 2.5% per quarter to a maximum of 25%; and
-	0% likelihood that Ener1's common stock would be listed on an exchange increasing 10% quarterly to a maximum of 90%.

Based on the management projections above, we assigned a probability to each scenario for each future period, and determined the appropriate cash flow for each scenario. This cash flow was then probability weighted and discounted to the present.

At the time of issue, we determined the probability weighed discounted cash flow of the 2004 Debentures with the various embedded derivatives and determined the discounted cash flow of the 2004 Debentures without the embedded derivatives. The cash flows were discounted by the risk-free rate based on the remaining term of the 2004 Debentures. We determined that the  implied value of the compound embedded derivatives was $11,505,000 for the 2004 Debentures at the date of issue.

The fair value of the compound derivative embedded in the 2004 Debentures as of December 31, 2005 determined using the lattice valuation model was based on the following assumptions:

-	the price of Ener1's common stock would increase at a rate commensurate with the cost of equity, with a volatility of 120%;
-
Ener1 would remain in default of its obligations under the resale registration agreement relating to the 2004 Debentures for four months from December 31, 2005, after which there would be a 95% likelihood that Ener1 would not be in default of its obligations under that agreement;

-	5% likelihood that an event of default or a fundamental change would occur;
-	Reset events projected to occur with a weighted average adjustment factor of .989;
-	95% likelihood that Ener1 would force the conversion of the 2004 Debentures if Ener1's common stock price reached $1.75;
-
the holders of the 2004 Debentures would convert the 2004 Debentures if Ener1's common stock price reached $3.50, the resale registration statement was effective and Ener1 was not in default under the 2004 Debentures;

-	Ener1 would redeem the 2004 Debentures following the third anniversary of the issue date if Ener1's common stock price reached $1.50 or higher;
-	0% likelihood that Ener1 would be able to obtain alternative financing that would enable Ener1 to redeem the 2004 Debentures, increasing 2.5% per quarter to a maximum likelihood of 25%; and
-	0% likelihood that Ener1's common stock would be listed on an exchange, increasing 10% quarterly to a maximum likelihood of 90%.

Based on these management assumptions, the fair value of the compound embedded derivative in the 2004 Debentures as of December 31, 2005 was calculated by management to be $5,980,000.

The fair value of the compound derivative embedded in the 2004 Debentures as of December 31, 2004 determined using the lattice valuation model was based on the following assumptions:

-	the price of Ener1's common stock would increase at a rate commensurate with the cost of equity, with a volatility of 120%;
-	95% likelihood that Ener1 would not be in default of its obligations under the resale registration agreement relating to the 2004 Debentures;
-	5% likelihood that an event of default or a fundamental change would occur;
-	Reset events projected to occur with a weighted average adjustment factor of .989;
-	95% likelihood that Ener1 would force the conversion of the 2004 Debentures if the Ener1 common stock price reached $1.75;
-
the holders of the 2004 Debentures would convert the 2004 Debentures if Ener1's common stock price reached $3.50, the resale registration statement was effective and Ener1 was not in default under the 2004 Debentures;

-	Ener1 would redeem the 2004 Debentures if Ener1's common stock price reached $1.50 or higher;
-	The likelihood that Ener1 would be able to obtain alternative financing that would enable it to redeem the 2004 Debentures is 0%, increasing 2.5% per quarter to a maximum likelihood of 25%; and
-	0% likelihood that Ener1's common stock would meet the listing requirement, increasing 10% quarterly to a maximum likelihood of 90%.

Based on these management assumptions, the fair value of the compound embedded derivative in the 2004 Debentures as of December 31, 2004 was calculated by management to be $14,319,000.

The fair value of the compound derivative embedded in the 2005 Debentures as of the issue date (March 11, 2005) determined using the lattice valuation model was based on the following assumptions:

-	the price of Ener1's common stock would increase at a rate commensurate with the cost of equity, with a volatility of 100%;
-	95% likelihood that Ener1 would not be in default of its obligations under the resale registration agreement relating to the 2004 Debentures;
-	5% likelihood that an event of default or a fundamental change would occur, increasing over time;
-	reset events projected to occur with a weighted average adjustment factor of .986;
-	95% likelihood that Ener1 would force the conversion of the 2004 Debentures if the stock price reached $1.75;
-
the holders of the 2004 Debentures would convert the 2004 Debentures if Ener1's common stock price was $3.50, the resale registration statement was effective and Ener1 was not in default under the 2004 Debentures;

-	Ener1 would redeem the 2004 Debentures following the third anniversary of the issue date if Ener1's common stock price reached $1.50 or higher;
-	0% likelihood that Ener1 would be able to obtain alternative financing that would enable it to redeem the 2004 Debentures increasing 2.5% per quarter to a maximum of 25%; and
-	0% likelihood that Ener1's common stock would be listed on an exchange increasing 10% quarterly to a maximum of 90%.

Based on the management projections above, we assigned a probability to each scenario for each future period, and determined the appropriate cash flow for each scenario. This cash flow was then probability weighted and discounted to the present.

At the time of issue, we determined the probability weighed discounted cash flow of the 2005 Debentures with the various embedded derivatives and determined the discounted cash flow of the 2005 Debentures without the embedded derivatives. The cash flows were discounted by the risk-free rate based on the remaining term of the 2004 Debentures. We determined that the implied value of the compound embedded derivatives was $8,044,000 for the 2005 Debentures at the date of issue.

The fair value of the compound derivative embedded in the 2005 Debentures as of December 31, 2005 determined using the lattice valuation model was based on the following assumptions:

-	the price of of Ener1's common stock would increase at a rate commensurate with the cost of equity, with a volatility of 120%;
-
Ener1 would remain in default of its obligations under the resale registration agreement relating to the 2005 Debentures for four months from December 31, 2005, after which there would be a 95% likelihood that Ener1 would not be in default of its obligations under that agreement;

-	5% likelihood that an event of default or a fundamental change would occur, increasing .1% per quarter;
-	Reset events projected to occur with a weighted average adjustment factor of .893;
-	95% likelihood that Ener1 would force the conversion of the 2005 Debentures if Ener1's common stock price reached $1.50;
-
the holders of the 2005 Debentures would convert the 2005 Debentures if Ener1's common stock price reached $1.75, the resale registration statement was effective and Ener1 was not in default under the 2004 Debentures;

-	Ener1 would redeem the 2005 Debentures following the third anniversary of the issue date if Ener1's common stock price reached $1.25 or higher;
-	0% likelihood that Ener1 would be able to obtain alternative financing that would enable Ener1 to redeem the 2005 Debentures, increasing 2.5% per quarter to a maximum likelihood of 25%; and
-	0% likelihood that Ener1's common stock would be listed on an exchange, and meet the volume requirements set forth in the 2005 Debentures, increasing 10% quarterly to a maximum likelihood of 90%.

Based on these management assumptions, the fair value of the compound embedded derivative in the 2005 Debentures as of December 31, 2005 was calculated by management to be $4,555,000.

The fair value of the compound derivative embedded in the 2004 Debentures as of June 30, 2006 and 2005 determined using the lattice valuation model were based on the following management assumptions:

	2004 Debentures
Assumptions:	at June 30, 2006	at June 30, 2005

The price of Ener1's common stock would increase at a rate commensurate with the cost of equity, with a volatility of:	120%	100%

Percent likelihood that Ener1 would not be in default of its obligations under the resale registration agreement relating to the 2004 Debentures:	95%	95%

Percent likelihood that an event of default or a fundamental change would occur, increasing over time:	5%	5%

Reset events projected to occur with a weighted average adjustment factor of :	0.989	0.989

Percent likelihood that Ener1 would force the conversion of the 2004 Debentures if the stock price reached $1.75:	95%	95%

The holders of the 2004 Debentures would convert the 2004 Debentures if the resale registration statement was effective, Ener1 was not in default under the 2004 Debentures, and Ener1's common stock price was:	$3.50	$3.50

Ener1 would redeem the 2004 Debentures following the third anniversary of the issue date if Ener1's common stock price reached:	$1.50	$1.50

Percent likelihood that Ener1 would be able to obtain alternative financing that would enable it to redeem the 2004 Debentures, increasing 2.5% per quarter to a maximum of 25%:	0%	0%

Percent likelihood that Ener1's common stock would be listed on an exchange increasing 10% quarterly to a maximum of 90%:	0%	0%

Based on these management assumptions, the fair value of these embedded derivatives as of June 30, 2006 and 2005 were calculated by management to be $5,029,000 and $6,431,000, respectively.

The fair value of the compound derivative embedded in the 2005 Debentures as of June 30, 2006 and 2005 determined using the lattice valuation model were based on the following management assumptions:

	2005 Debentures
Assumptions:	at June 30, 2006	at June 30, 2005
The price of Ener1's common stock would increase at a rate commensurate with the cost of equity, with a volatility of:	120%	100%

In 2006, number of months that Ener1 would remain in default of the resale registration agreement relating to the 2005 Debentures, and in 2006 and 2005 the percent likelihood that Ener1 would not be in default of its obligations under that agreement:	2 months/ 95%	95%

Percent likelihood that an event of default or a fundamental change would occur:	5%	5%

Reset events projected to occur with a weighted average adjustment factor of:	0.973	0.973

Percent likelihood that Ener1 would force the conversion of the 2005 Debentures if the Ener1 common stock price reached $1.50:	95%	95%

The holders of the 2005 Debentures would convert the 2005 Debentures if the resale registration statement was effective, Ener1 was not in default under the 2004 Debentures and Ener1's common stock price reached:	$1.75	$1.75

Ener1 would redeem the 2005 Debentures following the third anniversary of the issue date if Ener1's common stock price reached:	$1.25	$1.25

Percent likelihood that Ener1 would be able to obtain alternative financing that would enable it to redeem the 2005 Debentures, increasing 2.5% per quarter to a maximum likelihood of 25%:	0%	0%

Percent likelihood that Ener1's common stock would be listed on an exchange and meet the volume requirements set forth in the 2005 Debentures, increasing 10% quarterly to a maximum likelihood of 90%:	0%	0%

Based on these management assumptions, the fair value of the compound embedded derivative in the 2005 Debentures as of June 30, 2006 and 2005 were calculated by management to be $3,204,000 and $4,087,000, respectively.

These assumptions are reviewed quarterly and are subject to change based primarily on management's assessment of the probability of the events described occurring. Accordingly, changes to these assessments could materially affect the valuation.

Black Scholes Valuation Model

We valued the asset value of our Series B Preferred Stock Put using the Black Scholes pricing model, with the assistance of a valuation consultant. The model uses a number of inputs including the value of the warrants associated with the Series B Preferred Stock (the "Series B Preferred Stock Warrants") and the cost of alternative financing, in order to compute the value of the put feature. The assumptions used in the Black Scholes valuation model were: a risk free interest rate of 4.03%; the current stock price at date of issuance of $0.65 per share; the exercise price of the warrants of $1.25 and $1.50; a term of ten years; volatility of 450%; and dividend yield of 0.0%.

We used the Black Scholes pricing model to determine the fair values of our warrants and the conversion features of our preferred stock. The model uses market sourced inputs such as interest rates, stock prices, and option volatilities, the selection of which requires management’s judgment, and which may impact net income or loss. In particular, we use volatility rates based upon the closing stock price of our common stock since January 2002, when our company underwent a change in control. We determined that share prices prior to this period do not reflect the ongoing business valuation of our current operations. We use a risk free interest rate which is equal to the U. S. Treasury bill rate for securities with a maturity that approximates the estimated expected life of a derivative or security. We use the closing market price of our common stock on the date of issuance of a derivative or at the end of a quarter when a derivative is valued at fair value. The volatility factor used in the Black Scholes pricing model has a significant effect on the resulting valuation of the derivative liabilities on our balance sheet. The volatility of our stock price has ranged from 296% to 135% during the years ending December 31, 2003, 2004 and 2005. Our volatility rate will likely change in the future. Our stock price will also change in the future. To the extent that our stock price increases, our derivative liability will also increase, absent any change in volatility rates. To the extent that our volatility decreases in the future, the value of the derivative liability will also decrease, absent any change in our stock price. The following table shows the volatility, risk free rate and market price used in the calculation of the Black Scholes call value for each derivative at issuance date and at the end of each year and at June 30, 2006.

	Issue Date	Volatility	Risk Free Interest Rate	Market Price	Term in Years
At Issuance date for:
2004 Debenture Warrants	1/21/2004	296%	3.5%	$1.65	10
2005 Debenture Warrants	3/11/2005	135%	3.5%	$0.75	5
EnerDel Series A Preferred Stock	10/20/2004	207%	1.8%	$0.66	3 mos.
Delphi Warrants	10/20/2004	207%	1.8%	$0.66	7
Series B Preferred Stock Warrants	10/15/2004	207%	1.8%	$0.65	10
Series B Preferred Stock Put	10/15/2004	450%	4.0%	$0.65	10
Battery Warrants	9/6/2002	201%	1.7%	$0.05	10
Debt Exchange Warrants	11/14/2003	296%	1.0%	$0.98	10

Prices and average rates at:
December 31, 2003		296%	4.3%	$1.40
December 31, 2004		155%	4.1%	$0.85
December 31, 2005		145%	4.1%	$0.39
June 30, 2006		141%	5.1%	$0.47

Accounting for Long-Lived Assets

We account for the impairment and disposition of long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An asset is considered impaired if the sum of the undiscounted cash flows we estimate will be generated by that asset is less than its their carrying value.

Accounting for Share-based Payments

The preparation of financial statements and related disclosures in conformity with accounting principles generally Stock-Based Compensation. Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Accounting for Stock-Based Compensation,” requires companies to record employee stock option compensation at fair value. We adopted SFAS 123R during the quarter ending March 31, 2006.

Restatement of Financial Statements to Reflect Derivative Accounting

The consolidated financial statements for the years ended December 31, 2005 and 2004 included in this Prospectus have been restated to  (1) reflect the accounting for and valuation of the additional compound embedded derivatives in our 2004 Debentures and 2005 Debentures, (2) revise the value of the initial discount and interest accretion on the 2004 and 2005 Debentures resulting from the revaluation of the compound embedded derivatives, (3) correct the value of the conversion feature derivative of the warrants issued with the 2004 Debentures and (4) record the value of our right to require Ener1 Group, Inc. to purchase shares of Series B Preferred Stock.

We have determined that the conversion and other certain features of certain of our financial instruments, including our 2004 Debentures, 2005 Debentures and preferred stock and certain of the warrants and options to purchase our common stock are derivatives that we are required to account for as if they were free-standing instruments under GAAP. We have also determined that we are required to designate these derivatives as liabilities in our financial statements. In addition, we determined that an agreement under which Ener1 Group agreed to purchase at our request up to $3,000,000 worth of shares of Series B Preferred Stock was a financial instrument that we are required to value as a derivative asset and mark to market at each balance sheet date. We refer to this instrument as the "Series B Preferred Stock Put." As a result, we report the value of these derivatives net as current liabilities on our balance sheet and we report changes in the value of these derivatives as non-operating gains or losses on our statement of operations. The value of the derivatives is required to be recalculated (and resulting non-operating gains or losses reflected in our statement of operations and resulting adjustments to the associated liability amounts reflected on our balance sheet) on a quarterly basis.

Summary of Restatement Items

On December 15, 2005, we concluded that it was necessary to restate our financial results for the fiscal year ended December 31, 2004 and for the interim periods ended March 31, June 30 and September 30, 2004 and 2005 to reflect additional non-operating gains and losses related to the classification of and accounting for: (1) the conversion feature of the 2004 Debentures and the 2005 Debentures, the warrants to purchase common stock associated with the 2004 and 2005 Debentures, the amortization expense associated with the discount recorded with respect to the 2004 and 2005 Debentures and financing costs incurred in connection with the 2004 Debentures, (2) the EnerDel, Inc. Non-Voting Cumulative and Redeemable Series A Convertible Preferred Stock issued in October, 2004 ("Series A Preferred Stock"), (3) warrants to purchase common stock issued to Ener1 Group in September 2002 (the "Battery Warrants") and November 2003 (the "Exchange Warrants"), and (4) options to purchase common stock issued to ITOCHU Corporation in July 2003 (the "ITOCHU Options"). We had previously classified the value of these conversion features and warrants to purchase common stock, when applicable, as equity. After further review, we determined that these instruments should have been classified as derivative liabilities and therefore, the fair value of each instrument must be recorded as a derivative liability on our balance sheet. Changes in the fair values of these instruments result in adjustments to the amount of the recorded derivative liabilities and the corresponding gain or loss is recorded in our statement of operations. At the date of the conversion of each respective instrument or portion thereof ( or exercise of the options or warrants   or portion thereof, as the case may be) , the corresponding derivative liability will be reclassified as equity.

In March 2006, we filed our Annual Report with the SEC including financial statements for the fiscal year ended December 31, 2004, restated as described above, and financial statements for the fiscal year ended December 31, 2005. In May 2006, we concluded it was necessary to amend our Annual Report in order to restate our financial statements for our 2004 and 2005 fiscal years to reflect the changes described below in our accounting for preferred stock and the calculation of diluted earnings or loss per share.

We originally reported the Series A Preferred Stock and Series B Preferred Stock as long term liabilities at December 31, 2005 and 2004. The accompanying financial statements have been restated to show the Series A Preferred Stock and Series B Preferred Stock as temporary equity between long term liabilities and stockholder’s equity (deficit) at December 31, 2005 and 2004.

We originally reported diluted earnings per share for the year ending December 31, 2005 and 2004 of $.06 and $(0.11) per share, respectively. Weighted average shares outstanding - diluted were originally reported as 411,515,000 and 347,089,000 shares at December 31, 2005 and 2004, respectively. The originally reported diluted earnings per share did not reflect an adjustment to the numerator for the income statement effect of derivative gains or losses during the periods. Inclusion of the derivative gain in the computation resulted in the determination that the 2004 and 2005 Debentures were dilutive securities, and the effect of the weighted number of shares resulting from conversion is now included in the denominator of the earnings per share calculation. In addition, the adjustment to the numerator resulted in a diluted net loss per share, and as a result, all stock options were considered anti-dilutive and excluded from the revised computation of the weighted average shares outstanding - diluted.

In July 2006, we concluded that it was necessary to file a second amendment to our Annual Report in order to restate our financial statements for our 2004 and 2005 fiscal years again to (1) reflect the corrected accounting for and valuation of additional compound embedded derivatives in our 2004 Debentures and 2005 Debentures, (2) revise the valuation of the initial discount and interest accretion on the 2004 Debentures and 2005 Debentures resulting from the revaluation of the compound embedded derivatives, (3) record the correct value of the warrants associated with the 2004 Debentures, (4) record the value of the Series B Preferred Stock Put, and (5) to reflect the Series A Preferred Stock dividends payable to the minority interest owner as a reduction in minority interest income.

The impact of the adjustments related to the classification of and accounting for the derivative asset and liabilities for the years ended December 31, 2005 and 2004 are summarized below:  (the following tables compare specific line items from our financial statements for the years ended December 31, 2004 and 2005 included in this Prospectus with the same line items from (1) our financial statements for fiscal 2004 as initially reported in our Annual Report filed with the SEC on April 15, 2005 and (2) our financial statements for fiscal 2005 as initially reported in our Annual Report filed with the SEC on March 10, 2006.) In August 2006, we filed an amendment to our Annual Report in order to amend our financial statements for 2004 and 2005 fiscal years as described in this paragraph.

Consolidated Statement of Operations Impact (in thousands except per share data)

	Year Ended December 31, 2004
	As Initially Reported	Adjustment			As Restated

Gross profit	$32	-			$32

Operating expenses	37,418	(298)	(a	)	37,120
Loss from operations	(37,386)	298			(37,088)

Other income (expense)
Interest expense	(1,523)	(3,763)	(b	)	(5,286)
Other income (expense)	(330)	-			(330)
Gain on derivative liability, net	-	46,727	(c	)	46,727
Total other income (expense)	(1,853)	42,964			41,111

Income (loss) before minority interest, income taxes , and discontinued operations	(39,239)	43,262			4,023

Minority interest in losses and preferred dividends of consolidated subsidiary	3,319	(327)	(h	)	2,992
Income from discontinued operations	106	-			106
Net income (loss)	(35,814)	42,935			7,121
Preferred stock dividends	(904)	379	(d) (h	)	(525)
Net income (loss) attributable to common shareholders	$(36,718)	$43,314			$6,596

Basic and diluted income (loss) per share:
Basic	$(0.11)	$0.13	(e	)	$0.02
Diluted	$(0.11)	$0.04	(f	)	$(0.07)

Weighted average shares outstanding - Basic	347,089	-			347,089
Weighted average shares outstanding - Diluted	347,089	77,239	(g	)	424,328

(a)	Change due to reclassification of deferred financing cost on the 2004 Debentures as interest expense.
(b)	Change due to accretion of discount of bond issuance costs of $2,559, amortization of bond issuance costs of $904 and early conversion of $300 of principal of 2004 debentures.
(c)	To record gain on derivatives based upon fair values at December 31, 2004. See Note 19 to Ener1's consolidated financial statements.
(d)	To correct accretion of preferred stock as a dividend.
(e)	To reflect basic earnings per share based upon corrected net income.
(f)	To reflect diluted earnings per share based upon corrected net income as adjusted for diluted shares outstanding and the effects of dilutive adjustments to reported earnings.
(g)	To reflect additional diluted shares outstanding for shares underlying warrants and convertible securities.
(h)	To reflect the Series A Preferred Stock dividends payable to the minority interest owner as a reduction in minority interest income.

Consolidated Statement of Operations Impact ( in thousands except per share data)

	Year Ended December 31, 2005
	As Initially Reported	Adjustment			As Restated
Gross profit	60	-			60

Operating expenses	33,209	-			33,209
Loss from operations	(33,149)				(33,149)

Other income (expense)
Interest expense	(10,735)	799	(a	)	(9,936)
Other income (expense)	(730)	-			(730)
Gain on derivative liability, net	68,916	1,933	(b	)	70,849
Total other income (expense)	57,451	2,732			60,183

Income before minority interest and income taxes	24,302	2,732			27,034
Income taxes	-	-			-
Net income before minority interest	24,302	2,732			27,034

Minority interest in losses and preferred dividends of consolidated subsidiary	3,760	(2,190)	(e	)	1,570
Net income	28,062	542			28,604
Preferred stock dividends	(5,116)	2,190	(e	)	(2,926)
Net income attributable
to common shareholders	$22,946	$2,732			$25,678

Basic and diluted income (loss) per share
Basic	$0.07	$-			$0.07
Diluted	$0.06	$(0.08	(c	)	$(0.02)
Weighted average shares outstanding:
Basic	347,456	-			347,456
Diluted	411,515	21,513	(d	)	433,028

(a)	Change due to reduced accretion of discount of bond issuance costs.
(b)	To correct gain on derivatives based upon fair values at December 31, 2005. See Note 19 to Ener1's consolidated financial statements.
(c)	To reflect diluted earnings per share based upon corrected net income as adjusted for diluted shares outstanding and the effects of dilutive adjustments to reported earnings.
(d)	To reflect additional diluted shares outstanding for shares underlying convertible securities net of the reduction of diluted shares outstanding for shares underlying anti-dilutive stock options.
(e)	To reflect the Series A Preferred Stock dividends payable to the minority interest owner as a reduction in minority interest income.

Balance Sheet Impact

In addition to the effects on Ener1's 2005 and 2004 consolidated statement of operations discussed above, the restatement impacted Ener1's consolidated balance sheet as of December 31, 2005 and 2004. The following table sets forth the effects of the restatement adjustments on Ener1’s consolidated balance sheet as of December 31, 2004 as compared to the consolidated balance sheet as of December 31, 2004 initially reported on April 15, 2005:

(dollars in thousands)	December 31, 2004
	As Initially Reported	Adjustment		(Restated)
ASSETS
Current assets
Cash and equivalents	$14,091			$14,091
Prepaid expenses and other current assets	190			190
Due from related parties	119			119
Total current assets	14,400			14,400

Property and equipment, net	13,390			13,390
Investment in EnerStruct, Inc.	1,185			1,185
Deferred debenture costs, net of amortization of $905	-	3,621	(a)	3,621
Other	443			443
Total assets	$29,418			$33,039

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Current portion of installment loan	23			23
Accounts payable and accrued expenses	2,301			2,301
Liabilities of discontinued operations	307			307
Derivative liability, net	-	130,157	(b)	113,875
		48,996	(c)
		(65,278	) (d)
Total current liabilities	2,631			116,506

Long-term portion of installment loan	91			91
$19,700 convertible debentures, net of discount of $17,144	-	2,559	(e)	2,559
Total liabilities	2,722			119,156

Redeemable preferred stock:
EnerDel, Inc. Series A Preferred, $.01 par value	4,130	(1,561	) (f)	2,569
Series B Convertible Preferred, $.01 par value	10,893	(788	) (g)	10,105

Minority interest	3,951			3,951
Commitments and contingencies

STOCKHOLDERS' DEFICIT

Common stock, $.01 par value, 750,000,000 shares authorized 347,455,751 issued and outstanding	3,475			3,475
Additional paid in capital	100,246	(23,571	) (h)	76,675
Accumulated deficit	(95,999)	(86,893	) (i)	(182,892)
Total stockholders' deficit	7,722			(102,742)
Total liabilities and stockholders' deficit	$29,418			$33,039

Notes on following page.

(a)	Change due to recording deferred financing cost of $4,526 net of amortization of $905 on the 2004 Debentures.
(b)	To record initial carrying value of 2003 derivatives, which includes $96,600 for Battery Warrants, $19,600 for Exchange Warrants and $13,957 for ITOCHU Options.
(c)
To record initial carrying value of derivatives in 2004 including $26,400 for the 2004 Debentures Warrants, $11,505 for the 2004 Debentures compound embedded derivative, $4,620 for the Delphi Warrants, $1,183 for the Series A Preferred Stock  and $5,288 for the Series B Preferred Stock Warrants.

(d)	To record gain on derivatives based upon fair values at December 31, 2004.
(e)	Change due to accretion of discount of bond issuance costs of $2,859 and conversion of $300 of principal of 2004 Debentures.
(f)	To correct the value of the Series A Preferred by $1,503 and correct prior period accretion of discount on preferred of $58.
(g)	To correct the value of the Series B Preferred by $750 and correct prior period accretion of discount on preferred of $38.
(h)
To reduce paid in capital for value of 2004 Debentures of $18,527, Series A Preferred Stock Warrants of $3,725, Series B Preferred Stock Warrants of $4,666, and beginning paid in capital of $575, and increase paid in capital for deferred debenture costs paid with warrants of $3,053 and accretion totaling $223 and the value of the Series B Preferred Stock Put of $645.

(i)	To reflect aggregate effect of income statement adjustments.

The following sets forth the effects of the restatement adjustments on Ener1’s consolidated balance sheet as of December 31, 2005 as compared to the consolidated balance sheet as of December 31, 2005 initially reported on March 10, 2006 (dollars in thousands):

	December 31,				December 31,
	2005				2005
ASSETS	As Previously Reported	Adjustment			(Restated)
Current assets
Cash and equivalents	$2,306				$2,306
Prepaid expenses and other current assets	189				189
Due from related parties	157				157
Total current assets	2,652				2,652

Property and equipment, net	3,042				3,042
Investment in EnerStruct, Inc.	805				805
Deferred debenture costs, net of amortization of $2,082 and $905	3,748				3,748
Other	202				202
Total assets	$10,449				$10,449

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Current portion of installment loan	24				24
Accounts payable and accrued expenses	2,969				2,969
Liabilities of discontinued operations	307				307
Derivative liability, net	54,410	1,816	(a	)	54,979
		(496)	(b	)
		131	(c	)
		(882)	(d	)
Total current liabilities	57,710	569			58,279

Long-term portion of installment loan	67				67
$19,700 convertible debentures, net of discount of $13,970	7,883	(2,153)	(e	)	5,730
$14,225 convertible debentures, net of discount of $10,064	4,269	(108)	(f	)	4,161
Total liabilities	69,929	(1,692)			68,237
Redeemable preferred stock:
EnerDel, Inc. Series A Preferred, $.01 par value,	4,967				4,967
Series B Convertible Preferred, $.01 par value	13,188				13,188
Minority interest	-				-
Commitments and contingencies

STOCKHOLDERS' DEFICIT
Common stock, $.01 par value, 750,000,000 shares authorized	3,475				3,475
347,455,751 issued and outstanding
Additional paid in capital	72,185	645	(g	)	72,830
Accumulated deficit	(153,295)	1,047	(h	)	(152,248)
Total stockholders' deficit	(77,635)	1,692			(75,943)
Total liabilities and stockholders' deficit	$10,449	-			$10,449

(a)	To correct derivative liability on 2004 Debentures.
(b)	To record value of Series B Preferred Stock Put derivative.
(c)	To correct derivative liability on 2005 Debentures.
(d)	To correct derivative liability on 2005 Debenture warrants.
(e)	To correct accretion of discount on 2004 Debentures.
(f)	To correct accretion of discount on 2005 Debentures.
(g)	To increase paid in capital for value of Series B Preferred Stock Put derivative feature.
(h)	To reflect aggregate effect of income statement adjustments

Results of Operations for Six Months Ending June 30, 2006 and 2005

Net income. We reported a net loss of $31,538,000 for the six months ended June 30, 2006, a decrease of $80,340,000 when compared to net income of $48,802,000 for the six months ended June 30, 2005. The decrease is due primarily to: 1) increased general and administrative expenses of $11,454,000 due primarily to $10,527,000 of costs associated with the modification of the terms of certain warrants issued to Ener1 Group in exchange for Ener1 Group's agreement to exercise the warrants during the quarter, and 2) decreased derivative gains and losses of $78,474,000 which resulted primarily from declines in the price of the Company’s common stock, partially offset by decreased research and development expense of approximately $14,289,000 due primarily to the expensing in fiscal 2005 of (a) $10,500,000 for the value of equipment charged to research and development expense and (b) $1,000,000 of costs associated with a research and development contract with EnerStruct, Inc.

Losses from operations. We reported losses from operations of $18,746,000 for the six months ended June 30, 2006, a decrease of $5,158,000 when compared to losses from operations of $23,904,000 for the six months ended June 30, 2005. The decrease in operating losses was attributable primarily to decreases in research and development expenses of $14,289,000 and manufacturing pre-production costs of $1,340,000, partially offset by an increase in general and administrative expenses of $11,454,000.

Research and development (“R&D”) Expenses. Our R&D expenses were $2,105,000 and $16,394,000 for the six months ending June 30, 2006 and 2005, respectively. The reduction in R&D expenses of $14,289,000 is primarily due to due to (a) the expensing in fiscal 2005 of $10,500,000 for the value of equipment charged to research and development expense and $1,000,000 of costs associated with a research and development contract with EnerStruct, Inc. and (b) decreases in salaries, rent, and contract labor. Overall, R&D salaries and benefits decreased $813,000, rent decreased $332,000, and contract labor decreased $1,567,000 during the six months. The rent decrease was due to a rent credit of $313,000 resulting from the termination of leasehold improvement obligations on our Indiana facility.

General and administrative expenses (“G&A”). G&A increased $11,454,000 to $16,467,000 in the six months ending June 30, 2006 compared to $5,015,000 for the six months ending June 30, 2005. The major components of general and administrative expenses are wages and benefits, professional fees, rent, stock compensation expense and costs associated with the Warrant Exercise Agreement described below. G&A wages and benefits decreased $253,000 to $1,957,000 from $2,209,000 in the prior year six month period primarily due to lower executive salaries. Stock compensation expense increased $245,000 to $775,000 due to the January 1, 2006 adoption of SFAS 123(R). Professional fees increased $424,000 to $1,536,000 in the six months ending June 30, 2006 due primarily to higher legal and accounting services necessary to complete the restatement of the prior year financial statements primarily to comply with derivative accounting requirements. General and administrative expenses in 2005 included $745,000 of activity exit costs.

In accordance with the Warrant Exercise Agreement, during the six months ending June 30, 2006, we expensed as a cost of modification of the terms of the Battery Warrant (1) $228,000 of intercompany receivables from Ener1 Group in order to release Ener1 Group from outstanding obligations to Ener1 for intercompany services and payments provided to Ener1 Group as of March 30, 2006, (2) $115,000 in connection with the transfer of Ener1’s entire equity interest in Ener EL to Ener1 Group which was recorded at fair value which approximated the remaining book value, (3) $584,000 representing the fair value of the Series B Preferred Put which was terminated, and (4) $9,600,000 for the fair value of the warrants issued to Ener1 Group to purchase up to 20,000,000 shares of our common stock.

Provision for income taxes The effective tax rate in 2005 and 2006 was zero percent. The gain on derivative liability is not considered income for federal income tax purposes. As a result, we reported a net operating loss (“NOL”) for tax purposes, and the NOL was entirely offset by an increase in our deferred tax asset valuation allowance.

Interest expense and Registration Delay Payments. Interest expense increased $343,000 to $3,162,000 for the three months ended June 30, 2006 compared to $2,819,000 in the quarter ended June 30, 2005. Interest expense increased $1,255,000 to $6,005,000 for the six months ended June 30, 2006 compared to $4,750,000 for the six months ended June 30, 2005. Interest expense for the six month period increased due to the inclusion of a full six months of interest on the 2005 Debentures, and increase in the interest rate to 15% on the 2005 Debentures and an increase in the interest rate to 15% on the 2004 Debentures. We accrued $647,000 and $1,518,000 of registration delay payment obligations in the three and six months ending June 30, 2006; the payments are accruing under our registration rights agreements with the purchasers of the 2004 Debentures, which accrued through January 20, 2006 when they ceased accruing, and the 2005 Debentures, which are continuing to accrue due to the unavailability of a registration statement for resale of the common stock underlying the 2004 and 2005 Debentures.

Minority Interest. Minority interest income or loss decreased $3,239,000 and $4,009,000 for the three and six months ending June 30, 2006 compared to the prior year periods. The minority interest balance sheet amount was reduced to zero as of September 2005 as a result of the minority interest in EnerDel’s cumulative losses, and no additional minority interest income or loss will be recorded until the minority interest account returns to a positive balance. Minority interest in fiscal 2006 represents 100% of the dividends payable on the Series A Preferred Stock due to Delphi.

Manufacturing Pre-production Costs. Beginning in June 2004, we began preparing our battery manufacturing plant in Fort Lauderdale to begin production, in addition to continuing our battery-related research and development activities. Manufacturing pre-production cost for the three and six months ended June 30, 2005 were $1,340,000 and $2,132,000, respectively. These expenses were incurred for implementing new manufacturing infrastructure, including new personnel, policies, and procedures. We ceased these activities and did not incur any similar expense in the quarter ended June 30, 2006.

Gain or loss on derivative liability. Our gain or loss on derivative liability decreased $58,434,000 and $78,474,000 for the three months and six months ending June 30, 2006 compared to the prior year periods. The gains in fiscal 2005 resulted from a corresponding decrease in the reported value of derivative liabilities resulting primarily from decreases in the market value of our common stock at June 30, 2005.

Results of Operations for Years Ended December 31, 2004 and 2005

Net income . We reported net income of $28,604,000 for the year ended December 31, 2005, an increase of $21,483,000 when compared to net income of $7,121,000 for the year ended December 31, 2004. Our net income includes $70,849,000 and $46,727,000 in gain on derivative liability resulting from non cash changes in the accounting value of derivative liabilities for the years ended December 31, 2005 and 2004, respectively.

Losses from operations . We reported losses from operations of $33,149,000 for the year ended December 31, 2005, compared to losses from operations of $37,088,000 for the year ended December 31, 2004, or a decrease of $3,939,000. The decrease in operating losses was attributable primarily to decreases in impairment losses and manufacturing pre-production expenses (we incurred $8,289,000 of impairment losses and $3,282,000 manufacturing pre-production expenses in 2004 and none in 2005), offset by a $1,030,000 increase in research and development expenses and a $6,275,000 increase in general and administrative costs. We had no significant sales from continuing operations in 2004 or 2005. All sales reported were for sales of sample battery and fuel cell products.

Research and development (“R&D”) Expenses. Our R&D expenses were $19,042,000 and $18,012,000 for the years ended December 31, 2005 and 2004, respectively. R&D expenses include a charge of $10,527,000 in 2005 which represents the book value of battery production assets that were charged to R&D expenses as a result of our decision in 2005 to dedicate our Fort Lauderdale battery plant to R&D activities and a charge of $14,923,000 in 2004 which represents the value of assets used in R&D activities contributed to EnerDel from Delphi and Ener1 in connection with the formation of EnerDel. Exclusive of these charges, R&D expenses increased $5,156,000 or 167% from $3,089,000 in 2004 to $8,245,000 in 2005. This increase primarily resulted from increased R&D activities related to EnerDel’s Li-ion development activities.

R&D expenses for fiscal 2005 included $6,300,000 of expenses incurred in connection with our battery business, $1,154,000 of expenses incurred in connection with our fuel cell business, and $791,000 of expenses incurred in connection with our nanotechnology business. R&D expenses for fiscal 2004 included $1,422,000 of expenses incurred in connection with our battery business, $898,000 of expenses incurred in connection with our fuel cell business, and $434,000 of expenses incurred in connection with our nanotechnology business. The largest components of our fiscal 2005 R&D expenses for our battery business were $2,327,000 for labor; $1,014,000 for rent and utilities, $1,435,000 for R&D materials and $1,704,000 for contracted R&D labor.

General and administrative expenses ("G&A"). G&A increased $6,275,000, or 86%, to $13,609,000 in fiscal 2005 compared to $7,334,000 in the prior year. The major components of the increase in G&A expenses in 2005 were: $1,419,000, or a 63% increase, in employee compensation; $665,000 in severance payments with no corresponding expense in 2004; $1,058,000 increase, in stock based compensation with no corresponding expense in 2004; $835,000, or 319%, increase in rent and facilities costs due to new offices for our nanotechnology, fuel cell and corporate operations; an increase of $528,000, or 77%, in outside services primarily consisting of contracted services from Delphi to support operations at our Indiana battery facility; $344,000 increase, or 97%, in insurance premiums; $294,000 increase, or 118%, in travel expense; and $261,000, increase or 14%, in professional fees.

Manufacturing pre-production expenses . In 2004, we incurred manufacturing pre-production expenses of $3,282,000 to prepare our Fort Lauderdale plant for production; we ceased these activities and did not incur any such expense in 2005.

Loss from Asset Impairment In 2004 we recorded a charge to earnings of $8,289,000 due to the impairment of a portion of our battery manufacturing assets at our Ft. Lauderdale plant because we no longer expected to recognize revenues and positive net cash flows in excess of the asset carrying values from the use of the assets.

Gain on derivative liability net The gain on derivative liability for the year ended December 31, 2005 increased by $24,122,000 to $70,849,000 compared to $46,727,000 for 2004. The increase was due to a corresponding decrease in the value of freestanding derivatives and embedded derivatives.

Provision for income taxes The effective tax rate in 2004 and 2005 was zero percent. The gain on derivative liability is not considered income for federal income tax purposes. As a result, we reported a net operating loss (“NOL”) for tax purposes, and the NOL was entirely offset by an increase in the deferred tax asset valuation allowance.

Interest expense Interest expense was $9,936,000 and $5,286,000 in 2005 and 2004, respectively, an increase of 88%. Interest payments were $3,786,000 and $1,195,000 for fiscal 2005 and 2004, respectively; non cash interest expense related to the amortization of financing costs and bond discounts was $6,140,000 and $3,464,000 for fiscal 2005 and 2004, respectively. The increase in interest payment is primarily due to the issuance of $14,225,000 in aggregate principal amount of the 2005 Debentures and an increase in the interest rate of the 2004 Debentures to 15% in January 2005. The interest rate on our 2005 Debentures will increase from 7.5% to 15% on March 14, 2006 if we do not satisfy milestones specified in the 2005 Debentures, which we do not expect to meet.

Liquidity and Capital Resources

Since 2003, we have primarily funded our operations through the sale of equity and debt securities and loans from affiliates.

We do not presently have sufficient funds to execute our business plans, and need to raise a minimum of $40,000,000 in additional capital to conduct our planned research and development operations for the next two years, including planned capital expenditures for pilot production equipment and facilities upgrades at EnerDel, funding of continuing R&D expenses plus an additional $20,000,000 for administration and financing costs. We intend to raise this capital through a combination of funds from government sources, including research and development grants and public financing such as revenue bonds, and equity or debt financing from strategic or financial investors. We also need additional short term working capital to fund our operations through October 31, 2006, at which time we intend to seek to raise the additional financing described above. If additional financing is not obtained, such a condition, among others, will give rise to substantial doubt about our ability to continue as a going concern for a reasonable period of time.

We are required under the terms of the 2004 and 2005 Debentures to register the resale of the common stock underlying the debentures and associated warrants. These registration statements have not been available for use since November 21, 2004. Under the terms of the registration agreements for the 2004 Debentures and 2005 Debentures, we have incurred $2,173,000 as of June 30, 2006 of registration delay payment requirements due to the debenture holders.

On August 9, 2006, we entered into a Forbearance Agreement with Satellite Asset Management, L.P. ("Satellite"), a holder of our 2004 Debentures and 2005 Debentures. Satellite had delivered a letter dated August 7, 2006, to us pursuant to Section 6(d)(ii) of the 2004 Debentures and Section 6(e)(ii) of the 2005 Debentures providing notice of a default under the 2004 and 2005 Debentures as a result of our failure to make certain payments to Satellite totaling $1,549,750 as of July 31, 2006, required under the terms of the Registration Rights Agreements relating to the Debentures. Under the Forbearance Agreement, Satellite rescinded this notice of default and agreed to forbear from any action for the "Forbearance Period" (as defined below) arising from our failure to make payments due to Satellite under the terms of the Registration Rights Agreements relating to the 2004 and 2005 Debentures.

The "Forbearance Period" will remain in effect until November 1, 2006, unless a "Termination Event" occurs prior to November 1, 2006. A "Termination Event" includes, among other things, our failure to comply with the Interest Payment Deposit Agreement, the occurrence of certain bankruptcy-related events, our failure to become current in our reporting obligations under the Securities Exchange Act of 1933, as amended, by September 1, 2006 or the inaccuracy of any representation made by us in the Forbearance Agreement or the 2004 and 2005 Debentures.

At June 30, 2006, we had a working capital deficit of $15,461,000 primarily due to aggregate derivative liabilities of $10,765,000 and accounts payable and accrued expenses of $5,754,000. Accounts payable increased due to delayed payments to vendors and accrued expenses increased due to the registration delay penalties accruing since November 2005. Our working capital deficit excluding the derivative liability was $4,696,000. Our cash at June 30, 2006 was $873,000 of which $224,000 is unavailable for corporate use because it remains as collateral for the letter of credit issued in favor of the landlord for the New York City office space now occupied by Ener1 Group. During the six months ending June 30, 2006, we used $8,707,000 of cash in operations which was funded through financing activities of $8,137,000 and beginning cash on hand of $2,306,000.

During the six months ended June 30, 2006, our working capital provided by financing sources was $8,137,000 consisting primarily of the proceeds of $5,520,000 from the exercise by Ener1 Group of the Battery Warrants to purchase our common stock and net proceeds from issuance of a convertible note to Ener1 Group in the amount of $2,629,000. In July 2006, the amount of principal borrowed under this note was increased by $371,000, bringing the total proceeds under the convertible note to $3,000,000, and the total principal amount to $3,250,000 after financing costs of $250,000.

On August 29, 2006, we signed a new subordinated convertible note in the amount of $3,100,000, of which $2,559,000 had been advanced at August 29, 2006. The new convertible note is convertible into 6,200,000 shares of Ener1 common stock and had 18,000,000 detachable five year warrants, of which 9,000,000 had an exercise price of $.60 and 9,000,000 had an exercise price of $.40 per share.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Ener1 Group Ownership and Director and Officer Affiliations

Ener1 Group, Inc. owned 90% of our outstanding capital stock as of August 21, 2006. Mr. Zoi and Dr. Novak are each an officer, director and beneficial owner of Ener1 Group. Charles Gassenheimer, chairman of Ener1, is chief executive officer and a director of Ener1 Group. Marshall Cogan, a director of Ener1, is a strategic advisor to Ener1 Group.

Tax Allocation Agreement with Ener1 Group

Ener1 and Ener1 Group are parties to a Tax Allocation Agreement dated March 1, 2006 which provides for the allocation of income taxes between the two groups. Intergroup tax payments are made only when a payment is required or a refund is received on the consolidated tax return of Ener1 Group. When determining any Federal income tax payments due by Ener1 in any year, for purposes of the tax allocation agreement, Ener1 shall be credited for the tax benefit of all of Ener1’s net operating losses generated after January 3, 2003 plus the tax benefit of any Ener1 net operating losses generated before January 3, 2003 that are allowable under the Internal Revenue Code, plus any payments Ener1 has made under the tax allocation agreement, less any payments Ener1 has received under the tax allocation agreement Both Ener1 Group and Ener1 have had net operating losses for all periods since Ener1 Group acquired a majority of Ener1's common stock, and no intergroup tax payments have been made to date.

Warrant Exercise Agreement

On March 30, 2006, we and Ener1 Group entered into an agreement (the “Warrant Exercise Agreement”), under which: (1) Ener1 Group agreed to exercise the remainder of the ten-year warrants issued by us to Ener1 Group in 2002 in connection with our acquisition of Ener1 Battery Company from Ener1 Group (the “Battery Warrants”); (2) we agreed to transfer our entire equity interest in Ener EL Holdings, Inc. (“Ener EL”), to Ener1 Group; (3) we and Ener1 Group terminated the letter agreement between Ener1 Group and us dated October 15, 2004 regarding Ener1 Group’s commitment to purchase shares of our Series B Preferred Stock and warrants to purchase Ener1 stock; (4) we and Ener1 Group agreed to release each other from outstanding obligations with respect to intercompany services provided by each company to the other as of March 30, 2006; and (5) we and Ener1 Group agreed that after Ener1 Group exercises the remaining balance of the Battery Warrants to purchase 24,500,000 shares of our common stock, we would issue to Ener1 Group a new, immediately exercisable, ten-year warrant to purchase 20,000,000 shares of Ener1 common stock at an exercise price of $0.50 per share. On June 30, 2006, Ener1 Group completed the exercise of the remaining Battery Warrants and we issued the 20,000,000 warrants described above to Ener1 Group. During the six months ended June 30, 2006, Ener1 Group purchased 69,000,000 shares upon exercise of the Battery Warrants for an aggregate exercise price of $5,520,000.

Intercompany Services Between Ener1 and Ener1 Group

Ener1 Group and its subsidiaries have from time to time used various services and employees of ours and we have billed Ener1 Group and its subsidiaries for the actual cost of these services and employees. Similarly, we have from time to time used various services and employees of Ener1 Group and its subsidiaries and Ener1 Group has billed us for the actual cost of these services and employees. During 2004, Ener1 Group and its subsidiaries billed us $127,585 and we billed Ener1 Group and its subsidiaries $187,678, in each case for services and employees of the other party. During 2005, Ener1 Group and its subsidiaries billed us $109,635 and we billed Ener1 Group and its subsidiaries $152,922, in each case for services and employees of the other party. As of December 31, 2005, the net balance due to us from Ener1 Group and its subsidiaries was $103,381. Pursuant to the Warrant Exercise Agreement, we cancelled $228,000 in intercompany billings to Ener1 Group on March 30, 2006. As of June 30, 2006, Ener1 Group owed us $41,000 for services provided by us to Ener1 Group or its other subsidiaries.

November 2003 Exchange Agreement

In November 2003, we issued stock and warrants in satisfaction of approximately $13,300,000 in debt owed to Ener1 Group, Mr. Zoi and Dr. Novak (the “Exchange Debt”). The Exchange Debt resulted from previous advances by Ener1 Group, Mr. Zoi and Dr. Novak to fund our operations. As a result of the exchange, Ener1 Group received 14,829,288 shares of our common stock and warrants to purchase up to 16,107,061 shares of our common stock, Mr. Zoi received 399,876 shares of our common stock and warrants to purchase up to 434,330 shares of our common stock, and Peter Novak received 1,798,415 shares of our common stock and warrants to purchase up to 1,953,376 shares of our common stock.

The accrued interest on the Exchange Debt on the date of the exchange was converted into two year promissory notes issued to Ener1 Group, Mr. Zoi and Dr. Novak totaling approximately $1,000,000. These notes were all paid in full with proceeds from the 2004 Debentures in January 2004.

Loans and Advances to Us from Ener1 Group

Ener1 Group has made various loans, advances and capital contributions to us since it first acquired a majority interest in Ener1 in early 2002. With the exception of approximately $, all of these loans were satisfied All such loans as of November 2003 were cancelled or paid at that time, except for 1,000,000 of accrued interest on some of those loans, for which we issued promissory notes to Ener1 Group, Mr. Zoi and Dr. Novak in aggregate principal amount of approximately $1,000,000 representing the accrued interest. These notes were paid in full using the proceeds of our issuance in January 2004 of our senior secured convertible debentures due January 2009.

On June 30, 2006, we issued a subordinated, convertible note to Ener1 Group in the principal amount of $3,250,000, which amount included $250,000 agreed to pay as a financing fee to Ener1 Group. The net loan proceeds of $3,000,000, of which $2,629,000 was received at June 30, 2006 and $371,000 was received in July 2006, will be used for working capital. The note bears interest at the rate of 10% per annum. All interest accrues until the maturity of the note on April 15, 2009, at which time all principal and accrued interest are payable in full. The note is subordinated to the rights of the holders of the 2004 Debentures and 2005 Debentures. Once all of the Company's obligations under the 2004 Debentures and 2005 Debentures have been satisfied, the note will be convertible at Ener1 Group's option into shares of the Company’s common stock at the conversion price of $.50 per share. Ener1 Group may accelerate the amounts due under the Note if none of the 2004 or 2005 Debentures are outstanding and certain bankruptcy events occur with respect to the Company.

In connection with the note, we issued to Ener1 Group immediately exercisable warrants to purchase up to nine million shares of the Company’s common stock at an exercise price of $.50 per share. These warrants have a five year term.

We issued an additional subordinated, convertible note to Ener1 Group on August 9, 2006 for $750,000 in connection with a forbearance agreement with one of our debenture holders. The proceeds will be used to make interest payments due under the 2004 and 2005 Debentures on September 30, 2006. This note was issued with the same terms and conditions as the June 30, 2006 note discussed above, including the maturity date. No warrants have been issued in connection with this note. Ener1 Group advanced $375,000 against this note on August 9, 2006 and the balance on August 15, 2006, in accordance with the terms of the forbearance agreement and the associated Interest Payment Deposit Agreement.

Between August 10 and August 29, we borrowed an additional $2,559,000 from Ener1 Group.  On August 29, 2006, Ener1 Group canceled the note described above for $750,000 and we issued a new convertible promissory note to Ener1 Group in the principal amount of $3,100,000, representing our obligation to repay all funds borrowed from Ener1 Group during August 2006.  This note was issued with the same terms and conditions as the August 9, 2006 note discussed above, except that the note is convertible into a total of 6,200,000 shares of common stock, at a conversion price of $0.50 per share.  In connection with the issuance of the August 29, 2006 note, we also issued warrants to Ener1 Group to purchase up to 18,000,000 shares of common stock (9,000,000 shares may be purchased at an exercise price of $.60 per share and 9,000,000 may be purchased at an exercise price of $.40 per share).  The warrants have a five year term.

Payments to Mr. Zoi and Dr. Novak

In 2004 and 2005, we paid each of Dr. Novak and Mr. Zoi annual compensation of $250,000. We also paid $46,450 and $32,125 to Dr. Novak and Mr. Zoi, respectively, during 2004 and $36,485 and $48,934 respectively in 2005 for medical insurance benefits and we paid $31,560 and $31,560 in both 2004 and 2005 respectively for automobile allowance for Peter Novak.

Series B Preferred Stock

We entered into an agreement dated October 15, 2004 with Ener1 Group under which Ener1 Group is required, at our option, to purchase, for an aggregate purchase price of $3,000,000, up to 30,000 shares of our Series B Preferred Stock plus warrants to purchase (1) up to 833,334 shares of our common stock at an exercise price of $1.50 and (2) up to 833,334 shares of our common stock at an exercise price of $2.00. The agreement also provided that Ener1 Group was entitled to be paid $1 for every $3 in proceeds from such purchases. Pursuant to that agreement, in February, 2005, at our request, Ener1 Group purchased, for an aggregate purchase price of $250,000, 2,500 shares of our Series B Preferred stock and (1) warrants to purchase up to 69,445 shares of our common stock at an exercise price of $1.50 per share and (2) warrants to purchase up to 69,445 shares of our common stock at an exercise price of $2.00 per share. Pursuant to the agreement, in connection with this purchase transaction, we paid Ener1 Group $83,333. This agreement was terminated on March 30, 2006 pursuant to the Warrant Exercise Agreement.

Ener1 Battery Equipment Acquisitions and Related Loan Transactions

In June 2002, Ener1 Battery acquired from Ener1 Group manufacturing equipment with an aggregate value of approximately $13,488,000 in a series of transactions from Ener1 s.r.l., an Italian company controlled by Mr. Zoi and Dr. Peter Novak.

When Ener1 Battery received the equipment described above, the equipment was subject to a security interest in favor of Meliorbanca Gallo S.p.A., an Italian bank, securing Ener1 s.r.l.‘s obligations in connection with loans previously made to Ener1 s.r.l. In March 2003, the Meliorbanca loans were restructured into a new loan agreement and Meliorbanca was granted a security interest in Ener1 Battery’s equipment of up to 5,000,000 Euros (approximately US $6,000,000). We, Ener1 Group, Ener1 Battery, Mr. Zoi and Dr. Novak were all named as guarantors of the Ener1 s.r.l. obligations under the March 2003 loan agreement.

The Meliorbanca loan was paid in full in January 2004, and Meliorbanca’s security interest in Ener1 Battery’s equipment, and all of the guarantors’ obligations to Meliorbanca, were released.

Security Interest held by BZINFIN S.A.

BZINFIN, S.A., an affiliate of ours through common ownership, held a security interest in Ener1 Battery’s battery manufacturing equipment as collateral securing Ener1 Group’s obligations under a $1,000,000 loan to Ener1 Group, made in January 2003, the proceeds of which were invested in Ener1. BZINFIN released its security interest in the equipment in January 2004.

Merger of Ener1 Acquisition Corp. into Splinex Technology Inc.

In January 2005, in accordance with an Agreement and Plan of Merger dated as of June 9, 2004, as amended, Ener1 Acquisition Corp., our wholly-owned subsidiary, was merger with and into Splinex Technology Inc. In the merger, we received 5,000,000 shares of Splinex common stock and declared a dividend to distribute these shares to our shareholders of record as of January 17, 2005. We agreed to pay up to $150,000 of expenses incurred in connection with the Registration Statement filed by Splinex to register our dividend of the shares of Splinex common stock issued in the merger. As of February 1, 2006, approximately 63% of Splinex’s outstanding common stock is owned by Splinex, LLC. Two of our directors, Dr. Peter Novak and Mike Zoi, beneficially own an aggregate of 25% of the voting membership interests (and an aggregate of 25.5% of the economic membership interests) of Splinex, LLC. One of our directors, Dr. Peter Novak, is also a director of Splinex. Dr. Novak was also the President of Splinex from its inception February 7, 2004 to August 31, 2004 and became the Chairman on September 1, 2005. Kevin Fitzgerald, our former Chief Executive Officer, was also a director of Splinex until December 2005. Gerard A. Herlihy, President, Chief Operating Officer and Chief Financial Officer of Splinex, is our Chief Financial Officer.

PROPERTIES

Description of Properties

Our headquarters are located in an office building in Fort Lauderdale, Florida under a lease that became effective in February 2004. The facility was finished to our office layout specifications. The lease of this 8,183 square foot office space expires February 28, 2009. The monthly rent plus common area charges currently total approximately $18,000 and are subject to annual increases.

In 2005, we established a corporate office in New York City, comprised of approximately 6,600 square feet under a lease with monthly rent of $35,520, including operating expenses. This lease expires September 2010. Effective as of February 1, 2006, Ener1 Group has assumed the payment obligations under this lease.

Ener1 Battery owns a battery research and development facility, consisting of land and a 22,000 square foot building located in Fort Lauderdale, Florida. The building is in good condition and has been modified to suit our operations. The Fort Lauderdale facility has been used exclusively by EnerDel, under a lease entered into in October 2004. In the second quarter of 2006, EnerDel began transitioning all of its Ft. Lauderdale operations and personnel to its Indianapolis facility, and this transition is ongoing. Ener1 Battery has guaranteed the performance of our obligations under our senior secured convertible debentures due January 2009 (the "2004 Debentures").The Fort Lauderdale land, building and equipment are pledged as collateral to secure the obligations of Ener1 Battery under this guarantee. As of December 31, 2005, $19,700,000 in aggregate principal amount of the 2004 Debentures was outstanding.

Beginning in October 2004, EnerDel subleased 56,219 square feet of manufacturing and office space in Indianapolis, Indiana from Delphi Automotive Systems, LLC. EnerDel has research and development and manufacturing equipment in this facility. The monthly rent is $45,636.89. Delphi has filed for protection under Chapter 11 of the U.S. bankruptcy statutes and has rejected its prime lease in that proceeding. As a result, EnerDel is negotiating for a new lease directly with the landlord for the Indianapolis facility. EnerDel has also identified alternate locations in the immediate Indianapolis area if the current negotiations are not completed satisfactorily or timely.

EnerFuel leases 7,600 square feet of industrial and office space in West Palm Beach, Florida under a lease that began in January 2006 and expires December 31, 2007. We have the option to extend the lease for two renewal terms of five years each. This space is used primarily for research and development of fuel cell products and also serves as EnerFuel’s administrative offices and primary services facility. EnerFuel also leases approximately 3,200 square feet of industrial and office space approximately one mile from our headquarters in Fort Lauderdale, Florida for $4,700 per month. This lease expires on August 30, 2008. This space is used primarily for certain hardware development projects.

Our subsidiary NanoEner, Inc. subsidiary leases 1,720 square feet of industrial and office space approximately one mile from our headquarters in Fort Lauderdale, Florida for a monthly rent of $1,863. This space is used for NanoEner’s prototype equipment and research and development. The lease expires in July 2006.

Investment Policies

We do not have specific limitations on the percentage of our assets that may be invested in any one investment or any specific limitation on the types of investments we may make. There is no specific shareholder vote requirement regarding changes in this policy. Generally, we acquire assets primarily for operating purposes and not for capital gains or income per se.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The principal market for our stock was the Over-the-Counter Bulletin Board during the period from October 2001 through December 21, 2005. From December 22, 2005 to April 6, 2006, the principal market for our stock was the Pink Sheets. On April 6, 2006 our stock was relisted on the Over-the-Counter Bulletin Board. On September 8, 2006, the closing price of our common stock on the Over-the-Counter Bulletin Board was $0.34.

The OTC Electronic Bulletin Board is a regulated quotation service that displays real-time quotes, last-sale prices and volume information in OTC equity securities.

The following table sets forth the high and low prices for our common stock for the periods from January 1, 2004 through December 21, 2005 and from April 6, 2006 through June 30, 2006, by the OTC Electronic Bulletin Board , and as reported by the OTC Pink Sheets for the period from December 22, 2005 through April 6, 2006. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Year	Fiscal Quarter Ended	High	Low

2004	March 31, 2004	2.00	0.65
	June 30, 2004	1.00	0.45
	September 30, 2004	0.75	0.42
	December 31, 2004	1.06	0.42

2005	March 31, 2005	0.97	0.53
	June 30, 2005	0.64	0.28
	September 30, 2005	0.64	0.13
	December 30, 2005	0.60	0.06

2006	March 31, 2006	0.45	0.13
	June 30, 2006	0.50	0.28

As of September 8, 2006, there were 416,604,469 shares of common stock outstanding held by approximately 300 shareholders of record. The number of shareholders of record does not include beneficial owners of common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

We have not paid any cash dividends during the last two fiscal years and do not anticipate paying any cash dividends on our common stock.

The terms of our senior secured convertible debentures restrict our ability to pay dividends on our common stock until we have met certain milestones set forth in the debentures or until less than $100,000 in aggregate principal amount of the debentures remains outstanding.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding the compensation paid during 2005, 2004 and 2003 to all individuals serving during that time as our Chief Executive Officer and each of our four most highly compensated executive officers who were serving as executive officers on December 31, 2005, and one additional individual whose employment terminated during 2005 (whom we refer to collectively as the “named executive officers”).

Name and Principal Position	Year	Salary $	Bonus $	Other Annual Compens-ation $		Securities Underlying Options #	All Other Compens- ation $

Kevin Fitzgerald (1)	2005	366,214	355,625	106,143	(2)	2,706,958	15,384	(5)
Chief Executive Officer	2004	343,911	550,000	13,461		5,159,143	-
	2003	78,685	-	111,605	(3)	9,716,716

Pankaj Dhingra (4)	2005	231,924	15,000	9,104	(7)		62,500	(6)
President of Energy Group	2004	13,654	75,000	481	(7)	1,000,000	748,000	(11)

Ronald Stewart	2005	189,792	35,000	41,955	(8)	-	-
Executive VP, General Counsel	2004	179,167	75,000	19,258	(9)	500,000	-
Secretary, Interim	2003	126,000	4,000	37,755	(10)	70,000	-
and former (2003) Chief Executive Officer

A. Ernest Toth (12)
Chief Financial Officer,	2005	120,288	-			250,000	4,697	(5)

Ulrik Grape (13)	2005	62,500	70,000	-		1,100,000	-
Chief Executive Officer of EnerDel

(1)	Mr. Fitzgerald was our Chief Executive Officer from September 2003 until January 2006.
(2)	Amount includes payment of $106,143 for housing allowance in 2005.
(3)	Amount includes $108,000, which represents the fair market value as of the date of grant of a stock grant of 300,000 shares, and payment of $3,605 for unused vacation.
(4)	Mr. Dhinga was President of EnerDel and President of the Energy Group from December 2004 until September 2005.
(5)	Amount represents payment for vacation paid at termination in January 2006.
(6)	Amount represents severance payments.
(7)	Amount represents payment of accrued and unused vacation and automobile allowance.
(8)	Amount includes payment of $9,071 for automobile allowance and $32,883 of accrued and unused vacation.
(9)	Amount includes payment of $3,024 for automobile allowance and $16,234 of accrued and unused vacation.
(10)	Includes $21,000, which represents the fair market value as of the date of grant of a stock grant of 300,000 shares and payment of $10,729 for accrued and unused vacation and a $6,026 car allowance.
(11)	Mr. Dhingra received an option to purchase 2,000,000 shares of EnerDel.
(12)	Mr. Toth was our Chief Financial Officer from June 2005 until January 2006.
(13)	Mr. Grape became the Chief Executive Officer of EnerDel in October 2005.

The following table sets forth information with respect to the grant of options to purchase shares of our common stock during 2005 that were made to the named executive officers during 2005.

	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in 2005	Exercise or Base Price($/ Share)	Expiration Date
Kevin Fitzgerald	2,706,958	56%	$0.54	12/31/2015
Pankaj Dhingra	--	--	--	--
Ronald Stewart	--	--	--	--
A. Ernest Toth	250,000	5%	$0.28	7/8/2015
Ulrik Grape	1,000,000	21%	$0.49	9/29/2015
Ulrik Grape	100,000	2.00%	$-	9/29/2015

The option granted to Mr. Fitzgerald was scheduled to vest in 24 monthly installments.

The option granted to Mr. Toth was scheduled to vest in four annual installments.

Mr. Ulrik received an option to purchase 1,000,000 shares of our common stock that vests in four annual installments. Mr. Ulrik's right to exercise this option is subject to EnerDel's achievement of specified revenue targets. He also received a fully vested option to purchase 100,000 shares of our common stock at an option price of $.00. The closing price of our common stock on the date of grant was $.49.

Option Exercises and Year-End Option Values

None of our named officers exercised options during 2005. The following table sets forth information with respect to the exercise by the named executive officers of options to purchase shares of our common stock during 2005 and the value of in-the-money options held by the named executive officers as of December 31, 2005.

Aggregated Option Exercises in 2005 and 2005-End Option Values

	Number of Securities Underlying Unexercised Options/SARS at Dec 31, 2005 #	Value of Unexercised In-the- Money Options at Dec 31, 2005 $
Name	Exercisable / Unexercisable	Exercisable / Unexercisable
Kevin Fitzgerald	10,117,513 / 7,716,104	$678,378 / $218,626
Pankaj Dhingra	0 / 0	$0 / $0
Ronald Stewart	250,000 / 250,000	$72,500 / $72,500
Ulrik Grape	100,000 / 1,000,000	$49,000 / $0
A. Ernest Toth	0 / 250,000	$0 / $27,500

Employment Agreements

On July 27, 2005, EnerDel entered into an Employment Agreement with Ulrik Grape, who is the President of EnerDel and one of our executive vice presidents. The employment agreement provides for Mr. Grape’s employment to begin on October 1, 2005 and continue until terminated in accordance with the terms of the agreement. The agreement provides for a $70,000 signing bonus, an annual salary of $250,000 and the potential for a bonus equal to up to 100% of annual salary based on the performance of Mr. Grape and EnerDel. Under the terms of this agreement, Mr. Grape received a fully vested option to purchase 100,000 shares of our common stock for $0.00 per share. He also received an option to purchase 1,000,000 shares for $0.49 per share that vests in four, equal, annual installments; he may not exercise this option until EnerDel reports revenue equal to $1,500,000 for 2005 and $7,000,000 for 2006, as confirmed by review or audit by EnerDel’s independent public accountants. If EnerDel’s revenue falls short of these target(s) by 20% or more, the option may not be exercised unless and until EnerDel’s revenue reaches more than 80% of the target revenue. If EnerDel terminates Mr. Grape’s employment without cause (as defined in the agreement) or Mr. Grape terminates his employment with good reason (as defined in the agreement), he is entitled to severance payments equal, in the aggregate, to six months of his base salary, payable at regular payroll intervals, during which time Mr. Grape is prohibited from competing with EnerDel.

Mr. A. Ernest Toth, Jr., our former Chief Financial Officer was hired pursuant to an offer letter that provided to we would pay to him severance in an amount equal to six months of his base salary if we terminated his employment without “cause” as defined in the letter. As described in "Legal Proceedings," Mr. Toth has filed a complaint against us alleging that we breached our obligation to pay him severance.

On September 8, 2003, we entered into an Employment Agreement with Kevin P. Fitzgerald, who was our Chief Executive Officer and Chairman of our Board of Directors until he was dismissed in January 2006. The agreement provided that if Mr. Fitzgerald's employment was terminated for any reason (other than fraud, theft or other crimes of moral turpitude), we (or the shareholders of Ener1 Group), if requested by Mr. Fitzgerald, will pay him the amount equal to the difference between the aggregate exercise price of any vested options to purchase our common stock and fair market value of our common stock. If Mr. Fitzgerald's employment is terminated without cause (as defined in the agreement) he is entitled to receive severance payments equal to two years' base salary. Mr. Fitzgerald agreed not to compete with us for two years following termination of his employment, unless he terminated his employment for good reason (as defined in the agreement). As described in "Legal Proceedings," Mr. Fitzgerald has filed a complaint against us alleging breach of his employment agreement.

On December 6, 2004 we entered into an Employment Agreement with Pankaj Dhingra, who was the President of our Energy Group (consisting of our subsidiaries, EnerDel, Inc., EnerFuel, Inc. and NanoEner, Inc.) and President of EnerDel until September 2005.

Mr. Dhingra’s employment agreement provided that if Mr. Dhingra’s employment was terminated without cause by us, or for “good reason” (as defined in the employment agreement) by Mr. Dhingra, he would receive severance payments at our regular payroll intervals equal in the aggregate to one year’s base salary; payment for insurance coverage, also at our regular payroll intervals, for a period of one year; and payment of the pro rata portion of any annual performance bonus earned as of the termination date. Mr. Dhingra agreed not to compete with our Energy Division or solicit for employment any of the Energy Division’s employees during the term of the employment agreement and for one year following termination of his employment in certain circumstances. These severance amounts are currently being paid to Mr. Dhingra. As described in "Legal Proceedings," Mr. Dhingra has filed a complaint against us alleging breach of his employment agreement.

We have agreed with Splinex and Mr. Herlihy, our Chief Financial Officer, that he will devote substantially all of his time to his role at Ener1, but that he will continue to serve as the President and Chief Financial Officer of Splinex. We will pay $190,000, or approximately 76% of Mr. Herlihy's aggregate salary from the two companies, and Splinex will pay $60,000.

Compensation of Directors

Mr. Gruns is paid $7,500 per calendar quarter for his services as our director, plus $2,500 per quarter for his services as Chairman of our Audit Committee and specific cash amounts for his services on specific projects as an Independent Director. He also receives 50,000 options to purchase our common stock each year as part of his director’s compensation for each additional year in which he serves as our director. He received $30,000 and 50,000 options to purchase our common stock for his services as a director in 2005, $10,000 for his services as Chairman and Sole Member of the Audit Committee during that period, and $3,500 for his services on specific projects as our Independent Director, all during 2005.

During 2004 and 2005, we paid each of Dr. Novak and Mr. Zoi annual compensation of $250,000. We also paid Dr. Novak and Mr. Zoi $46,450 and $32,125 respectively during 2004 and $36,485 and $48,934 respectively in 2005 for medical insurance benefits and we paid $31,560 and $31,560 in both 2004 and 2005 for an automobile allowance for Dr. Novak.

A former director, Carlos E. Mendez-Peñate received upon his appointment as director, an option under our Non-Employee Director Stock Option Plan to purchase 100,000 shares of our common stock (vesting 33 1/3 percent on each of the first three anniversaries of the date of grant) He was paid $10,000 per quarter for his services as our outside director and 50,000 additional stock options (beginning December 31, 2005) for each additional year of services as our outside director. On January 30, 2006, Mr. Mendez-Peñate resigned as our director.

Mr. Ludovico Manfredi received upon his appointment as director, an option to purchase 110,000 shares of our common stock (vesting 33 1/3% on each of the first three anniversaries of the date of the option grant) upon his appointment as director. He is paid $10,000 per quarter for his services as our outside director (including his participation as a member of our Audit Committee) and 50,000 additional stock options (beginning December 31, 2006) for each additional year of services as one of our outside directors.

Charles Gassenheimer became the Chairman of our company in January 2006. He currently does not receive a salary or other compensation from our company.

Marshall Cogan became a director of our company in January 2006. He currently does not receive a salary or other compensation from our company. Mr. Cogan was awarded an option to purchase up to 100,000 shares of Ener1 common stock at $.40 per share, vesting in three equal annual installments.

All directors are reimbursed for expenses incurred to attend Board and Committee meetings. Other than as described in these paragraphs, our directors do not receive compensation for their services as directors.

LEGAL MATTERS

Adorno & Yoss, LLP has delivered an opinion as to the validity of the common stock offered by this prospectus.

EXPERTS

The consolidated financial statements of Ener1 as of December 31, 2005 and for each of the two years in the period ended December 31, 2005 appearing in this registration statement have been audited by Malone & Bailey, PC, independent certified public accountants, as set forth in their report dated August 4, 2006, appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form SB-2 with the SEC, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, and statements contained in this prospectus concerning the provisions of any document are not necessarily complete. For further information about Ener1 and the common stock offered under this prospectus, you should read the registration statement, including its exhibits.

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov.

Our Internet web site is http://www.ener1.com. The reports we file with or furnish to the SEC, including our annual report and quarterly reports, are available free of charge on our web site.

Condensed Consolidated Balance Sheet - June 30, 2006	F-35
Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2006 and 2005	F-36
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2006 and 2005	F-37
Notes to Condensed Consolidated Financial Statements - June 30, 2006	F-38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ener1, Inc.
Fort Lauderdale, Florida

We have audited the accompanying consolidated balance sheets of Ener1, Inc. and subsidiaries (the "Company") as of December 31, 2005 and 2004 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has negative cash flow from operations, and has an accumulated deficit, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 4 to the financial statements, errors resulting in an understatement of earnings; and understatement of basic and diluted earnings (loss) per share; and an understatement of liabilities in 2004 and an understatement of earnings and overstatement of diluted earnings per share and understatement of liabilities in 2005 were discovered by management in 2006. Accordingly, adjustments have been made as of and for the years ended December 31, 2005 and 2004, to correct the errors.

MALONE & BAILEY, PC
www.malone-bailey.com
Houston, Texas

March 9, 2006, except for Notes 3, 4, 5, 7, 12, 13, 17, 18, 19 and 20 which are as of August 4, 2006

ENER1, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)
	December 31,	December 31,
	2005	2004
ASSETS	(Restated)	(Restated)
Current assets
Cash and equivalents	$2,306	$14,091
Prepaid expenses and other current assets	189	190
Due from related parties	157	119
Total current assets	2,652	14,400

Property and equipment, net	3,042	13,390
Investment in EnerStruct, Inc.	805	1,185
Deferred debenture costs, net of amortization
of $2,082 and $905	3,748	3,621
Other	202	443
Total assets	$10,449	$33,039

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Current portion of installment loan	24	23
Accounts payable and accrued expenses	2,969	2,301
Liabilities of discontinued operations	307	307
Derivative liability	54,979	113,875
Total current liabilities	58,279	116,506

Long-term portion of installment loan	67	91
$19,700 convertible debentures, net of discount of $13,970 and $17,141	5,730	2,559
$14,225 convertible debentures, net of discount of $10,064	4,161	—
Total liabilities	68,237	119,156
Redeemable preferred stock:
EnerDel, Inc. Series A Preferred, $.01 par value, 500,000 shares authorized,
8,000 shares issued and outstanding; liquidation preference $8,000	4,967	2,569
Series B Convertible Preferred, $.01 par value, 180,000 shares authorized,
152,500 shares issued and outstanding; liquidation preference $15,250	13,188	10,105

Minority interest	—	3,951
Commitments and contingencies

STOCKHOLDERS' DEFICIT
Common stock, $.01 par value, 750,000,000 shares authorized	3,475	3,475
347,455,751 issued and outstanding
Additional paid in capital	72,830	76,675
Accumulated deficit	(152,248)	(182,892)
Total stockholders' deficit	(75,943)	(102,742)
Total liabilities and stockholders' deficit	$10,449	$33,039

See notes to consolidated financial statements.

ENER1, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except per share data)

	Year Ended December 31,
	2005	2004
	(Restated)	(Restated)
Net sales	$60	$42
Cost of sales	—	10
Gross profit	60	32

Operating expenses
Manufacturing pre-production costs	—	3,282
General and administrative	13,609	7,334
Depreciation	558	203
Research and development	19,042	18,012
Loss on impairment of assets	—	8,289
Total operating expenses	33,209	37,120
Loss from operations	(33,149)	(37,088)

Other income (expense)
Interest expense	(9,936)	(5,286)
Equity in loss of EnerStruct, Inc.	(380)	(591)
Other	(350)	261
Gain on derivative liability	70,849	46,727
Total other income (expense)	60,183	41,111

Income before income taxes	27,034	4,023
Income taxes	—	—
Net income before minority interest
and discontinued operations	27,034	4,023

Minority interest in losses and preferred dividends of consolidated subsidiary	1,570	2,992
Net income from continuing operations	28,604	7,015

Income from discontinued operations	—	106
Net income	28,604	7,121

Preferred stock dividends	(2,926)	(525)

Net income attributable
to common shareholders	$25,678	$6,596

Net income from continuing operations, basic and diluted
Basic net income per share	$0.07	$0.02
Diluted net (loss) per share	$(0.02)	$(0.07)
Net income from discontinued operations, basic and diluted
Basic net income per share	$—	$—
Diluted net income per share	$—	$—
Weighted average shares outstanding:
Weighted average shares outstanding - Basic	347,456	347,089
Weighted average shares outstanding - Diluted	433,028	424,328

See notes to consolidated financial statements.

ENER1, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, AND 2005
(In thousands except share data)

	Common Stock		Additional	Accumulated
	Shares	Amount	Paid In Capital	Deficit	Total

Balance at December 31, 2003	345,248,751	$3,453	$72,013	$(190,340)	$(114,874)

Employee stock options exercised	407,000	4	18	—	22
Exercise of stock options	1,500,000	15	1,035	—	1,050
Conversion of senior secured debentures
to common stock	240,000	2	427	—	429
Common stock and stock options issued for
services	60,000	1	1,312	—	1,313
Accretion of discount on preferred stock	—	—	(279)	—	(279)
Accrued dividends on preferred stock	—	—	(204)	—	(204)
Discount on stock issued to minority stockholder	—	—	(1,018)	—	(1,018)
Warrants issued in connection with debt placement services	—	—	3,053	—	3,053
Series B Put option received	—	—	645	—	645
Net Income (including preferred dividends payable to minority interest owner charged to paid in capital)	—	—	(327)	7,448	7,121
Balance December 31, 2004 (Restated)	347,455,751	3,475	76,675	(182,892)	(102,742)

Stock options issued for services
and compensation due to variable options	—	—	1,080	—	1,080
Delphi minority interest in Enerdel	—		(18)		(18)
Accretion of discount on preferred stock	—	—	(1,865)	—	(1,865)
Accrued dividends on preferred stock	—	—	(1,065)	—	(1,065)
Warrants issued in connection with debt
placement services	—	—	213	—	213
Dividend of Splinex Shares	—	—	—	(150)	(150)
Net income (including preferred dividends payable to minority interest owner charged to paid in capital)	—	—	(2,190)	30,794	28,604
Balance December 31, 2005 (Restated)	347,455,751	$3,475	$72,830	$(152,248)	$(75,943)

See notes to consolidated financial statements.

ENER1, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2005	2004
	(Restated)	(Restated)

Cash flows from operating activities:

Net income	$28,604	$7,121

Adjustments to reconcile net income to cash used by operating activities:
Gain on derivative liability	(70,849)	(46,727)
Asset impairment	—	8,289
Plant assets expensed to research and development	10,602	15,096
Minority interest in losses and preferred dividends of consolidated subsidiary	(1,570)	(2,992)
Non cash interest expense related to financing costs	1,177	905
Accretion of discount on debentures	4,963	2,559
Depreciation	558	203
Compensation expense for stock grants and options	1,080	1,313
Equity in loss from investment in Enerstruct	380	590
Changes in current assets and liabilities	721	(184)
Changes in assets and liabilities held for disposal	1	(118)
Net cash used in operating activities	(24,333)	(13,945)

Investing activities:
Capital expenditures	(813)	(1,054)
Investment in Splinex	—	(150)
Net cash used in investing activities	(813)	(1,204)

Financing activities:
Proceeds from issuance of senior secured debentures, net of costs	13,134	18,527
Proceeds from sale of preferred stock	250	15,000
Repayment of related party notes	—	(1,041)
Repayment of guaranteed related party debt	—	(2,200)
Repayment of long term debt	(23)	(2,318)
Proceeds from employee stock options exercised	—	22
Proceeds from exercise of options	—	1,050
Net cash provided by financing activities	13,361	29,040

Net increase (decrease) in cash and equivalents	(11,785)	13,891

Cash and cash equivalents beginning balance	14,091	200

Cash and cash equivalents ending balance	$2,306	$14,091

See notes to consolidated financial statements.

ENER1, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(In thousands)

	Year Ended December 31,
Supplemental Disclosure of Cash Flow Information	2005	2004
		(Restated)
Cash paid during the year for
Income taxes	$—	$—
Interest	3,786	1,195

Non-cash investing and financing activities
Intellectual property, equipment, and supplies contributed by
minority stockholder in subsidiary	$—	$13,761
Accrued dividends on preferred stock	1,533	309
Accretion of discounts on preferred stock	3,586	501
Spin-off of Splinex shares	150	—
Warrants issued in connection with the issuance of debt	213	3,052
Warrants issued in connection with the formation of EnerDel, Inc.	—	3,725
Series B Preferred Stock Put	—	645

See notes to consolidated financial statements.

ENER1, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Ener1, Inc.'s ("Ener1" or the "Company") is a Florida corporation, founded in 1985 and headquartered in Fort Lauderdale, Florida. Ener1’s primary lines of business consist of the development and marketing of advanced Li-ion (“Li-ion”) batteries, fuel cells and nanotechnology-related manufacturing processes and materials. In January 2002, Ener1 Group, Inc. (“Ener1 Group”) acquired a majority interest in the Company and owns approximately 88% of the outstanding common stock of the Company as of December 31, 2005. Prior to 2002, the Company manufactured set top boxes and other digital entertainment products through its Digital Media Technologies Division. In 2003, the Company classified the operations of its Digital Media Technologies Division as discontinued operations and transferred the majority of the related assets to a subsidiary, EnerLook Solutions, Inc. ("EnerLook"). EnerLook subsequently sold substantially all of its assets to TVR Communications LLC in return for a 5% membership interest in TVR Communications LLC (See Note 6.)

In August 2003, the Company formed a joint venture company, named EnerStruct, Inc., with ITOCHU Corporation of Japan to pursue technology development and marketing opportunities for lithium batteries in Japan. The Company and ITOCHU have each licensed to EnerStruct some of their respective battery technologies for use in Japanese markets.

The Company’s operations are conducted by Ener1 and three of its subsidiaries: EnerDel, Inc. (“EnerDel”), EnerFuel Inc. (EnerFuel”) and NanoEner, Inc. (“NanoEner”). Certain real estate and equipment assets used by the Company are held by Ener1 Battery Company (“Ener1 Battery” or the “Battery Company”)

On October 20, 2004, the Company and a unit of Delphi Corporation each contributed lithium battery related assets to EnerDel. The Company owns 80.5% of EnerDel’s outstanding common stock, and Delphi owns 19.5% of EnerDel’s outstanding common stock and 8,000 shares of EnerDel’s Series A Preferred Stock. All of the Company’s Li-ion battery business has been conducted through EnerDel since its formation. The Company formed NanoEner on April 2, 2004 to develop new markets and applications for Ener1’s proprietary technologies to manufacture nanomaterials. The Company formed EnerFuel, on October 29, 2004 to conduct the Company’s fuel cell related operations.

2. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Ener1 has experienced net operating losses since 1997 and negative cash flows from operations since 1999, and had an accumulated deficit of $153,000,000 as of December 31, 2005. It is likely that Ener1's operations will continue to incur negative cash flows through December 31, 2006 and 2007 and additional financing will be required to fund Ener1's planned operations through that time. If additional financing is not obtained, such a condition will give rise to substantial doubt about Ener1's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should Ener1 not be able to continue as a going concern.

Subsequent to December 31, 2005, the Company obtained interim operating funding from its controlling shareholder through the exercise of certain warrants. The Company requires additional interim working capital financing until it raises permanent capital during 2006. The Company plans to raise substantial additional capital during 2006 from government sources including grants or public financing, or from strategic or financial investors. If the Company is unable to raise adequate permanent capital for its current plan of operations, it would have to curtail its research and development activities and adopt an alternative operating model to continue as a going concern.

3. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include Ener1, Inc. and its wholly-owned subsidiaries and its majority (80.5%) owned subsidiary, EnerDel. Intercompany accounts and transactions have been eliminated in consolidation. EnerDel, NanoEner and EnerFuel have ongoing operations. The Company’s 48% investment in EnerStruct is accounted for on the equity method (See Note 14). The accompanying consolidated financial statements also include as discontinued operations the Company’s 49% owned subsidiary, EnerLook.

Use of Estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. In particular, the application of reasonable alternative estimates associated with the valuation of financial instruments that have derivative features could significantly affect the reported amounts in the financial statements and related disclosures. See Note 19.

Restatements: Restatements of 2005 and 2004 were made. See Note 4.

Cash and Cash Equivalents: The Company considers liquid instruments purchased with a maturity of three months or less to be cash and cash equivalents. The Company may, in the normal course of operations, maintain cash balances in excess of federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacement, maintenance and repairs, which do not extend the lives of the respective assets, are charged to expense in the period incurred.

Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are as follows (in years):

Asset Category
Building	39
Building Improvements	39
Leasehold Improvements	2
Furniture and fixtures	5
Equipment and machinery	5
Battery Plant Equipment	10
Computer and office equipment	3
Software	3
Automobile	5
Telephone equipment	5

Long-lived Assets: The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” ("SFAS No. 144"). In accordance with SFAS No. 144, long-lived assets to be held are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An asset is considered impaired when the sum of the undiscounted cash flows estimated to be generated by the asset is less than its carrying value. See Note 16 for a discussion of charges incurred by the Company when it determined that a portion of its manufacturing assets were impaired.

Earnings Per Share: Basic net earnings (loss) per common share are computed by dividing net earnings (loss) applicable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The dilutive effect of outstanding stock options and warrants is reflected in diluted earnings per share by application of the treasury stock method. The dilutive effect of outstanding convertible securities is reflected in diluted earnings per share by application of the if-converted method.

Stock Compensation: Options granted to employees under the Company’s stock option plans are accounted for by using the intrinsic method under APB Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”). In October 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation (SFAS No.123), which defines a fair value based method of accounting for stock options. Certain aspects of the accounting standards prescribed by SFAS No.123 are optional and therefore the Company has continued to account for stock options under the intrinsic value method specified in APB 25. The Company has adopted the disclosure-only provisions of SFAS No.123. Accordingly, compensation cost has been recognized in connection with grants under the stock option plans only when the exercise prices of employee stock options are less than the market prices or fair values of the underlying stock on the date of grant. If compensation cost had been determined based on the fair value of the underlying stock at the grant date for all awards consistent with the provisions of SFAS 123, the Company’s net income and income per share would have been as indicated below for the years ended December 31, 2004 and 2005 (in thousands):

	2005	2004

Net income as reported	$28,604	$7,121
Plus: compensation for stock options issued and variable options	1,080	714
Less: pro-forma stock based employee compensation	(2,707)	(2,087)
Pro forma net income	26,977	5,748

Preferred stock dividends	(2,926)	(525)
Pro forma net income attributable to common shareholders	$24,051	$5,223

Income per share (including preferred stock
dividends and acretion of discount)
Pro-forma Basic net income per share	$0.07	$0.02
Pro-forma Diluted net income per share	$(0.02)	$(0.07)
Research and Development Costs: Research and Development costs, including the cost of equipment and other assets used in research and development activities that do not have alternative future use, are expensed as incurred.

Income Taxes: The Company provides for income taxes in accordance with the liability method. Deferred income tax assets and liabilities are computed for differences between the financial statement carrying values and the tax bases of assets and liabilities and carryforwards that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Income tax expense or benefit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Ener1 calculates its income taxes as if it filed a separate return. Ener1 Group files a consolidated federal income tax return and certain state income tax returns which include Ener1 and its subsidiaries. Ener1 and Ener1 Group have adopted a tax sharing agreement which provides for the allocation of income taxes between the two groups. Intergroup tax payments are made only when a payment is required or a refund is received on the consolidated tax return of Ener1 Group. When determining any Federal income tax payments due by Ener1 in any year, for purposes of the tax allocation agreement, Ener1 shall be credited the tax benefit of all of Ener1’s net operating losses generated after January 3, 2003 plus the tax benefit of any of Ener1’s net operating losses generated before January 3, 2003 that are allowable under the Internal Revenue Code, plus any payments Ener1 has made under the tax allocation agreement, less any payments Ener1 has received under the tax allocation agreement.

Issuance or sale of stock by subsidiary: Changes in the Company’s equity in a subsidiary caused by issuances or sales of the subsidiary’s stock are accounted for as capital transactions.

Reclassifications: Certain prior year amounts have been reclassified to conform to the fiscal 2005 presentation.

Fair Value of Financial Instruments: The carrying value of cash and cash equivalents, trade receivables, accounts payable and accrued expenses and other liabilities approximates fair value due to the short term maturity of these instruments or the fact that they are carried at fair value, as applicable. The carrying value of the installment loan approximates fair value as the interest rates are not significantly different from the current market rates available to the Company for similar type loans. The face value of the senior secured convertible debentures and the stated value of the redeemable preferred stock approximate fair value.

Foreign Currency Transactions: The recorded balances that are required to be paid in foreign currencies at December 31, 2004 are adjusted to reflect the exchange rate at the balance sheet date.

Accounting for Derivative Instruments

Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, requires all derivatives to be recorded on the balance sheet at fair value. These derivatives, including embedded derivatives in the Company’s structured borrowings, are separately valued and accounted for on the Company’s balance sheet. Fair values for exchange-traded securities and derivatives are based on quoted market prices. Where market prices are not readily available, fair values are determined using market based pricing models incorporating readily observable market data and requiring judgment and estimates.

In September 2000, the Emerging Issues Task Force issued EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's Own Stock," ("EITF 00-19") which requires freestanding contracts that are settled in a company's own stock, including common stock warrants, to be designated as an equity instrument, asset or a liability. Under the provisions of EITF 00-19, a contract designated as an asset or a liability must be carried at fair value on a company’s balance sheet, with any changes in fair value recorded in the company’s results of operations. A contract designated as an equity instrument must be included within equity, and no fair value adjustments are required from period to period. In accordance with SFAS No. 133 and EITF 00-19, certain of the Company’s warrants to purchase common stock and the embedded conversion feature of several of the Company’s financial instruments are separately accounted for as liabilities. The fair value of these warrants and conversion features are shown on the Company’s balance sheet and the unrealized changes in the values of these derivatives are shown in the Company’s consolidated statement of operations as “Gain (loss) on derivative liabilities.”

The 2004 Debentures and 2005 Debentures both contain more than one embedded derivative feature which SFAS 133 requires be accounted for as derivatives. The various embedded derivative features of each series of debentures have been bundled together as a single, compound embedded derivative instrument that has been bifurcated from the debenture in accordance with Derivatives Implementation Group Issue No. B15. The derivative features that have been bundled together in the compound embedded derivative include: (1) the conversion feature of the debentures, (2) the holder's right to force Ener1 to redeem the debentures after an event of default, (3) the holder's right to force Ener1 to redeem the debentures after a change in control, (4) Ener1's right to redeem the debentures after 3 years, (5) the requirement to pay an increased interest rate if Ener1 fails to achieve certain milestones, and (6) Ener1's right to convert the debentures into common stock if certain conditions are satisfied. The value of the compound embedded derivative liability was bifurcated from the debenture and recorded as a derivative liability, which results in a reduction of the initial carrying amount (as unamortized discount) of the related debenture at inception. The unamortized discount is being amortized to interest expense using the effective interest method over the life of the debenture.

For instruments with a single derivative, such as the Company's warrants and the conversion feature derivatives of our preferred stock, the Company uses the Black Scholes pricing model for determining the fair values of the derivatives. For instruments with compound embedded derivatives, such as the Company's 2004 Debentures and 2005 Debentures the Company uses a lattice valuation model to value the derivatives. The Company believes the application of the Black Scholes Model provides the most reliable valuation of single derivatives, whereas the lattice model provides the ability to value compound embedded derivatives.

Lattice Valuation Model

The Company valued the compound embedded derivatives in the 2004 Debentures and 2005 Debentures using a lattice valuation model, with the assistance of a valuation consultant . The lattice model values the compound embedded derivatives based on a probability weighted discounted cash flow model. This model is based on future projections of the five primary alternatives possible for settlement of the features included within the compound embedded derivative, including: (1) payments are made in cash, (2) payments are made in stock, (3) the holder exercises its right to convert the debentures, (4) Ener1 exercises its right to convert the debentures and (5) Ener1 defaults on the debentures. The Company uses the model to analyze (a) the underlying economic factors that influence which of these events will occur, (b) when they are likely to occur, and (c) the common stock price and specific terms of the debentures such as interest rate and conversion price that will be in effect when they occur. Based on the analysis of these factors, the Company uses the model to develop a set of potential scenarios. Probabilities of each scenario occurring during the remaining term of the debentures are determined based on management's projections. These probabilities are used to create a cash flow projection over the term of the debentures and determine the probability that the projected cash flow would be achieved. A discounted weighted average cash flow for each scenario is then calculated and compared to the discounted cash flow of the debentures without the compound embedded derivative in order to determine a value for the compound embedded derivative. See Note 19.

Black Scholes Valuation Model

The Company valued the asset value of the Series B Preferred Stock Put using the Black Scholes pricing model, with the assistance of a valuation consultant . The model uses a number of inputs including the value of the warrants associated with the Series B Preferred Stock (the "Series B Preferred Stock Warrants") and the cost of alternative financing, in order to compute the value of the put feature. The assumptions used in the Black Scholes valuation model were: a risk free interest rate of 4.03%; the current stock price at date of issuance of $0.65 per share; the exercise price of the warrants of $1.25 and $1.50; a term of ten years; volatility of 450%; and dividend yield of 0.0%. See Note 19.

The Company used the Black Scholes pricing model to determine the fair values of the conversion feature derivatives of its warrants and preferred stock. The model uses market sourced inputs such as interest rates, stock prices, and option volatilities, the selection of which requires management’s judgment, and which may impact net income or loss.  In particular, the Company uses volatility rates based upon the closing stock price of the Company’s common stock since January 2002, when the company underwent a change in control. The Company determined that share prices prior to this period do not reflect the ongoing business valuation of the Company’s current operations. The Company uses a risk free interest rate which is the U. S. Treasury bill rate for a security with a maturity that approximates the estimated expected life of our derivative or security. The Company uses the closing market price of the Company’s common stock on the date of issuance of a derivative or at the end of a quarter when a derivative is valued at fair value. The volatility factor used in Black Scholes has a significant effect on the resulting valuation of the derivative liabilities on the Company’s balance sheet. The volatility has ranged from 296% to 135% during the years ending December 31, 2003, 2004 and 2005. The Company’s volatility rate will likely change in the future. The Company’s stock price will also change in the future. To the extent that the Company’s stock price increases or decreases, the Company’s derivative liability will also increase or decrease, absent any change in volatility rates. See Note 19.

Recently Issued Accounting Pronouncements and Interpretations:

SFAS No. 154, “Accounting Changes and Error Corrections,” ("SFAS 154") was issued in May 2005 and replaces APB Opinion No. 20 and SFAS No. 3.  SFAS No. 154 requires retrospective application for voluntary changes in accounting principle in most instances and is required to be applied to all accounting changes made in fiscal years beginning after December 15, 2005.  The Company’s expected adoption of SFAS No. 154 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”), which is a revision of SFAS 123. SFAS 123(R) supersedes APB 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized at the date of grant in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) is effective at the beginning of the first interim or annual period beginning after December 15, 2005. The Company is currently analyzing impacts of the requirement of the adoption of SFAS No 123 (R).

4. RESTATEMENT AND RECLASSIFICATIONS OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Summary of Restatement Items

On December 15, 2005, Ener1 concluded that it was necessary to restate its financial results for the fiscal year ended December 31, 2004 and for the interim periods ended March 31, June 30 and September 30, 2004 and 2005 to reflect additional non-operating gains and losses related to the classification of and accounting for: (1) the conversion feature of the 2004 Debentures and the 2005 Debentures the warrants to purchase common stock associated with the 2004 and 2005 Debentures, the amortization expense associated with the discount recorded with respect to the 2004 and 2005 Debentures and financing costs incurred in connection with the 2004 Debentures, (2) the EnerDel, Inc. Non-Voting Cumulative and Redeemable Series A Convertible Preferred Stock issued in October, 2004 ("Series A Preferred Stock") and (3) warrants to purchase common stock issued to Ener1 Group in September 2002 and November 2003 and options to purchase common stock issued to ITOCHU Corporation in July 2003. Ener1 had previously classified the value of these conversion features and warrants to purchase common stock, when applicable, as equity. After further review, Ener1 has determined that these instruments should have been classified as derivative liabilities and therefore, the fair value of each instrument must be recorded as a derivative liability on Ener1's balance sheet. Changes in the fair values of these instruments will result in adjustments to the amount of the recorded derivative liabilities and the corresponding gain or loss will be recorded in Ener1's statement of operations. At the date of the conversion of each respective instrument or portion thereof (or exercise of the options or warrants or portion thereof, as the case may be), the corresponding derivative liability will be reclassified as equity.

In March 2006, Ener1 restated its financial statements for the fiscal year ended December 31, 2004 to reflect the changes described above. In May 2006, Ener1 concluded it was necessary to restate its financial statements for its 2004 and 2005 fiscal years again to reflect the changes described below in Ener1's accounting for preferred stock and its calculation of diluted earnings or loss per share.

The Company originally reported the Series A Preferred Stock and Series B Preferred Stock as long term liabilities at December 31, 2005 and 2004. The 2004 and 2005 financial statements were restated to show the Series A Preferred Stock and Series B Preferred Stock as temporary equity between long term liabilities and stockholder’s equity (deficit) at December 31, 2005 and 2004 because both the Series A Preferred Stock and Series B Preferred Stock contain condtional redemption features.

The Company originally reported diluted earnings per share for the year ending December 31, 2005 and 2004 of $.06 and $(0.11) per share, respectively. Weighted average shares outstanding - diluted were originally reported as 411,515,000 and 347,089,000 shares at December 31, 2005 and 2004, respectively. The originally reported diluted earnings per share did not reflect an adjustment to the numerator for the income statement effect of derivative gains or losses during the periods. Inclusion of the derivative gain in the computation resulted in the determination that the 2004 and 2005 Debentures were dilutive securities, and the effect of the weighted number of shares resulting from conversion is now included in the denominator of the earnings per share calculation. In addition, the adjustment to the numerator resulted in a diluted net loss per share, and as a result, all stock options were considered anti-dilutive and excluded from the revised computation of the weighted average shares outstanding - diluted.

In July 2006, Ener1 concluded that it was necessary to restate its financial statements for its 2004 and 2005 fiscal years again to (1) reflect the corrected accounting for and valuation of additional compound embedded derivatives in the 2004 Debentures and 2005 Debentures (2) revise the valuation of the initial discount and interest accretion on the 2004 Debentures and 2005 Debentures resulting from the accounting for and valuation of the compound embedded derivatives, (3) record the correct value of the 2004 Debentures Warrants, and (4) record the value of Ener1's right to require Ener1 Group to purchase the Series B Preferred Stock.

The Company determined that an agreement entered into in October 2004 under which Ener1 Group agreed to purchase at the Company’s request up to $3,000,000 of the Series B Preferred Stock plus warrants was a financial instrument (the "Series B Preferred Stock Put") which the Company is required to value as a derivative asset and mark to market at each balance sheet date.

The accompanying financial statements for the year ended December 31, 2005 and 2004 have been restated to effect the changes described above. The impact of the adjustments related to the classification of and accounting for the conversion features and warrants for the year ended December 31, 2005 and 2004 are summarized below (the following tables compare specific line items from these financial statements for the years ended December 31, 2004 and 2005 with the same line items from the financial statements for the years ended December 31, 2005 and 2005 as initially reported by the Company on April 15, 2005 and March 10, 2006, respectively):

Consolidated Statement of Operations Impact (in thousands except per share data)

	Year Ended December 31, 2004
	As Initially Reported	Adjustment			As Restated

Gross profit	$32				$32

Operating expenses	37,418	(298)	(a	)	37,120
Loss from operations	(37,386)	298			(37,088)

Other income (expense)
Interest expense	(1,523)	(3,763)	(b	)	(5,286)
Other income (expense)	(330)				(330)
Gain on derivative liability, net	-	46,727	(c	)	46,727
Total other income (expense)	(1,853)	42,964			41,111

Income (loss) before minority interest, income taxes, and discontinued operations	(39,239)	43,262			4,023

Minority interest in losses and preferred dividends of consolidated subsidiary	3,319	(327)	(h	)	2,992
Income from discontinued operations	106				106
Net income (loss)	(35,814)	42,935			7,121

Preferred stock dividends	(904)	379	(d)(h	)	(525)
Net income (loss) attributable to common shareholders	$(36,718)	$43,314			$6,596

Basic and diluted income (loss) per share:
Basic net income (loss) per share	$(0.11)	$0.13	(e	)	$0.02
Diluted net loss per share	$(0.11)	$0.04	(f	)	$(0.07)

Weighted average shares outstanding - Basic	347,089				347,089
Weighted average shares outstanding - Diluted	347,089	77,239	(g	)	424,328

(a)	Change due to reclassification of deferred financing cost on the 2004 Debentures as interest expense.
(b)	Change due to accretion of discount of bond issuance costs of $2,559, amortization of bond issuance costs of $904 and early conversion of $300 of principal of 2004 Debentures.
(c)	To record gain on derivatives based upon fair values at December 31, 2004. See Note 19.
(d)	To correct accretion of preferred stock as a dividend.
(e)	To reflect basic earnings per share based upon corrected net income.
(f)	To reflect diluted earnings per share based upon corrected net income as adjusted for diluted shares outstanding and the effects of dilutive adjustments to reported earnings.
(g)	To reflect additional diluted shares outstanding for shares underlying warrants and convertible securities.
(h)	To reflect the Series A Preferred Stock dividends payable to the minority interest owner as a reduction in minority interest income.

Consolidated Statement of Operations Impact (in thousands except per share data)

	Year Ended December 31, 2005
	As Initially Reported	Adjustment		As Restated
Gross profit	60			60

Operating expenses	33,209			33,209
Loss from operations	(33,149)			(33,149)

Other income (expense)
Interest expense	(10,735)	799	(a)	(9,936)
Other income (expense), net	(730)			(730)
Gain on derivative liability	68,916	1,933	(b)	70,849
Total other income (expense)	57,451	2,732		60,183

Income before minority interest and income taxes	24,302	2,732		27,034
Income taxes	-			-
Net income before minority interest	24,302	2,732		27,034

Minority interest in losses and preferred dividends of consolidated subsidiary	3,760	2,190	(e)	1,570
Net income	28,062	542		28,604
Preferred stock dividends	(5,116)	2,190	(e)	(2,926)
Net income attributable
to common shareholders	$22,946	$2,732		$25,678

Basic and diluted net income (loss) per share
Basic net income per share	$0.07	$-		$0.07
Diluted net income (loss) per share	$0.06	$(0.08	)(c)	$(0.02)
Weighted average shares outstanding:
Weighted average shares outstanding - Basic	347,456	-		347,456
Weighted average shares outstanding - Diluted	411,515	21,513	(d)	433,028

(a)	Change due to reduced accretion of discount of bond issuance costs.
(b)	To correct gain on derivatives based upon fair values at December 31, 2005. See Note 19.
(c)	To reflect diluted earnings per share based upon corrected net income as adjusted for diluted shares outstanding and the effects of dilutive adjustments to reported earnings.
(d)	To reflect additional diluted shares outstanding for shares underlying convertible securities net of the reduction of diluted shares outstanding for shares underlying anti-dilutive stock options.
(e)	To reflect the Series A Preferred Stock dividends payable to the minority interest owner as a reduction in minority interest income.

Balance Sheet Impact

In addition to the effects on Ener1's 2005 and 2004 consolidated statement of operations discussed above, the restatement impacted Ener1's consolidated balance sheet as of December 31, 2005 and 2004. The following table sets forth the effects of the restatement adjustments on Ener1’s consolidated balance sheet as of December 31, 2004 as compared to the consolidated balance sheet as of December 31, 2004 initially reported on April 15, 2005:

(dollars in thousands)	December 31, 2004
	As Initially Reported	Adjustment		As Restated
ASSETS
Current assets
Cash and equivalents	$14,091			$14,091
Prepaid expenses and other current assets	190			190
Due from related parties	119			119
Total current assets	14,400			14,400

Property and equipment, net	13,390			13,390
Investment in EnerStruct, Inc.	1,185			1,185
Deferred debenture costs, net of amortization of $905	-	3,621	(a)	3,621
Other	443			443
Total assets	$29,418			$33,039

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Current portion of installment loan	23			23
Accounts payable and accrued expenses	2,301			2,301
Liabilities of discontinued operations	307			307
Derivative liability		130,157	(b)	113,875
		48,996	(c)
	-	(65,278	)(d)
Total current liabilities	2,631			116,506

Long-term portion of installment loan	91			91
$19,700 convertible debentures, net of discount of $17,141	-	2,559	(e)	2,559
Total liabilities	2,722			119,156

Redeemable preferred stock:
EnerDel, Inc. Series A Preferred, $.01 par value	4,130	(1,561	)(f)	2,569
Series B Convertible Preferred, $.01 par value	10,893	(788	)(g)	10,105

Minority interest	3,951			3,951
Commitments and contingencies

STOCKHOLDERS' DEFICIT

Common stock, $.01 par value, 750,000,000 shares authorized 347,455,751 issued and outstanding	3,475			3,475
Additional paid in capital	100,246	(23,571	)(h)	76,675
Accumulated deficit	(95,999)	(86,893	)(i)	(182,892)
Total stockholders' deficit	7,722			(102,742)
Total liabilities and stockholders' deficit	$29,418			$33,039

(a)	Change due to recording deferred financing cost of $4,526 net of amortization of $905 on the 2004 Debentures.
(b)	To record initial carrying value of 2003 derivatives, which includes $96,600 for Battery Warrants, $19,600 for Exchange Warrants and $13,957 for ITOCHU Options.
(c)
To record initial carrying value of derivatives in 2004 including $26,400 for the 2004 Debentures Warrants, $11,505 for the 2004 Debentures compound embedded derivative, $4,620 for the Delphi Warrants, $1,183 for the Series A Preferred Stock and $5,288 for the Series B Preferred Stock Warrants.

(d)	To record gain on derivatives based upon fair values at December 31, 2004.
(e)	Change due to accretion of discount of bond issuance costs of $2,859 and conversion of $300 of principal of 2004 Debentures.
(f)	To correct the value of the Series A Preferred by $1,503 and correct prior period accretion of discount on preferred of $58.
(g)	To correct the value of the Series B Preferred by $750 and correct prior period accretion of discount on preferred of $36.
(h)
To reduce paid in capital for value of 2004 Debentures of $18,527, Series A Preferred Stock Warrants of $3,725, Series B Preferred Stock Warrants of $4,666,  and beginning paid in capital of $575, and increase paid in capital for deferred debenture costs paid with warrants of $3,053 and accretion totaling $223, and the value of the Series B Preferred Stock Put of $645.

(i)	To reflect aggregate effect of income statement adjustments.

The following sets forth the effects of the restatement adjustments on Ener1’s consolidated balance sheet as of December 31, 2005 as compared to the consolidated balance sheet as of December 31, 2005 initially reported on March 10, 2006:

(dollars in thousands)	December 31,			December 31,
	2005			2005
ASSETS	As Initially Reported	Adjustment		(Restated)
Current assets
Cash and equivalents	$2,306			$2,306
Prepaid expenses and other current assets	189			189
Due from related parties	157			157
Total current assets	2,652			2,652

Property and equipment, net	3,042			3,042
Investment in EnerStruct, Inc.	805			805
Deferred debenture costs, net of amortization
of $2,082 and $905	3,748			3,748
Other	202			202
Total assets	$10,449			$10,449

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Current portion of installment loan	24			24
Accounts payable and accrued expenses	2,969			2,969
Liabilities of discontinued operations	307			307
Derivative liability, net	54,410	1,816	(a)	54,979
		(496	)(b)
		131	(c)
		(882	)(d)
Total current liabilities	57,710	569		58,279

Long-term portion of installment loan	67			67
$19,700 convertible debentures, net of discount of $13,970	7,883	(2,153	)(e)	5,730
$14,225 convertible debentures, net of discount of $10,064	4,269	(108	)(f)	4,161

Total liabilities	69,929	(1,692)		68,237

Redeemable preferred stock:
EnerDel, Inc. Series A Preferred, $.01 par value	4,967			4,967
Series B Convertible Preferred, $.01 par value	13,188			13,188

Commitments and contingencies
Minority interest	-			-

STOCKHOLDERS' DEFICIT
Common stock, $.01 par value, 750,000,000 shares authorized	3,475			3,475
347,455,751 issued and outstanding
Additional paid in capital	72,185	645	(g)	72,830
Accumulated deficit	(153,295)	1,047	(h)	(152,248)
Total stockholders' deficit	(77,635)	1,692		(75,943)
Total liabilities and stockholders' deficit	$10,449	-		$10,449

(a)	To correct derivative liability on 2004 Debentures.
(b)	To record change in derivative value of Series B Preferred Stock Put.
(c)	To correct derivative liability on 2005 Debentures.
(d)	To correct derivative liability on 2005 Debenture Warrants.
(e)	To correct accretion of discount on 2004 Debentures.
(f)	To correct accretion of discount on 2005 Debentures.
(g)	To increase paid in capital for value of Series B Preferred Stock Put upon issuance.
(h)	To reflect aggregate effect of income statement adjustments.

5. EARNINGS PER SHARE

Basic net income per share is computed by dividing the net income attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that would be issued upon exercise of common stock warrants and from the conversion of the Company’s convertible debentures. In calculating diluted net income (loss) per share, the numerator is also adjusted to: (1) add back interest expense in the convertible debentures; and (2) subtract the derivative gains on convertible securities to the extent the effect is dilutive. Weighted-average common shares do not include the common stock equivalents resulting from common stock options because their inclusion would be anti-dilutive. The Company’s Series B Convertible Preferred Stock (the "Series B Preferred Stock") was not convertible at December 31, 2004 or 2005 and these common stock equivalents were excluded from the earnings per share calculations. The dilutive effect of outstanding stock options and warrants is reflected in diluted net income or loss per share by application of the treasury stock method. The dilutive effect of outstanding convertible securities is reflected in diluted net income or loss per share by application of the if-converted method.

The following potential common shares have been included in the computation of diluted net loss per share for all periods presented:

	Year Ended December 31,
	2005	2004
	(Restated)	(Restated)

Weighted Average Shares Outstanding - Basic	347,455,751	347,089,054
Plus net shares from assumed conversion of warrants
under treasury stock method	58,176,471	62,100,000
Plus shares from assumed conversion of
convertible instruments:
2004 Debentures	11,380,000	15,138,657
2005 Debentures	16,016,260	-
Weighted Average Shares Outstanding - Diluted	433,028,482	424,327,711

The following potential common shares have been excluded from the computation of diluted net loss per share for all periods presented because the securities were not in the money (the exercise price was above the average stock price for the period) or the effect of including would have been antidilutive:

	Year Ended December 31,
	2005	2004
	(Restated)	(Restated)
Stock options that were not in the money	9,768,901	7,416,943
Stock options excluded because effect was anti-dilutive	5,721,981	8,276,073
Warrants that were not in the money	60,931,471	51,503,331
Series A Preferred Stock	-	1,353,186
Total options, warrants and convertible
securities excluded from weighted average shares	76,422,353	68,549,533

The following is a reconciliation of net income as reported and net income used in the numerator for the calculation of diluted earnings per share:

	Year Ended December 31,
	2005	2004
	(Restated)	(Restated)

Net income as reported	$28,604	$7,121
Less preferred stock dividends and accretion	(2,926)	(525)
Add interest expense and accretion of discount on
convertible debentures	8,749	3,755
Less derivative gain on convertible debentures	(11,827)	(2,795)
Less derivative gain on warrants	(31,740)	(38,640)
Net loss computed for diluted net loss per share	$(9,140)	$(31,084)

At December 31, 2005 and 2004, the Company had 64,059,236 and 70,769,823 dilutive common stock equivalents outstanding, respectively, consisting of shares issuable under stock options and warrants at December 31, 2005 and shares issuable under stock options, warrants and convertible redeemable preferred stock at December 31, 2004.

6. DISCONTINUED OPERATIONS AND SALE OF ASSETS OF ENERLOOK

In 2003, the Company’s Digital Media Technologies segment was deemed by the Company to be held-for-sale, and certain of the revenues, expenses, assets and liabilities of this segment were classified as discontinued operations.

On December 15, 2003, the Company entered into an arrangement pursuant to which T. & V. Rental Co., Inc. (“TVR”) agreed to manage EnerLook’s business in return for any profits earned by EnerLook and was granted the option to acquire substantially all of the assets of EnerLook in exchange for 5% of a limited liability company that would own all the respective assets of TVR and EnerLook. TVR exercised the option and pursuant to an Asset Purchase Agreement dated as of September 30, 2004, acquired EnerLook’s assets in exchange for a 5% membership interest in TVR Communications, LLC ("TVRC"). The asset sale to TVR closed on December 7, 2004.

TVR paid EnerLook approximately $550,000 to fund EnerLook’s operations from December 15, 2003 through June 15, 2004 and the 5% membership interest acquired from the December 7, 2004 asset sale to TVR was valued at $115,000, which amount is included in gain (loss) from operations held for disposal on the accompanying consolidated statements of operations.

7. SEGMENT REPORTING

As of December 31, 2005, the Company is organized based upon the following segments: battery, fuel cell and nanotechnology. The battery business develops and markets advanced lithium batteries. The fuel cell business develops and markets fuel cells and fuel cell systems. The nanotechnology business is developing nanotechnology related manufacturing processes and materials.

The accounting policies of the segments are the same as those described in the “Summary of Significant Accounting Policies.” Transactions between segments, consisting principally of product sales and purchases, are recorded at the consummated sales price. The Company determines reportable segments based on the way management organizes segments for decision making and performance assessment purposes. The Company regularly reviews the performance of its segments and allocates resources to them based on anticipated future contribution.

The table below provides segment financial information. (in thousands).

	2005	2004
Net sales
Battery business	$45	$42
Fuel Cell business	15	—
Total Net Sales	60	42

Interest expense
Corporate	10,735	6,672
Total interest expense	10,735	6,672

Depreciation and amortization expense
Corporate	127	73
Battery	416	128
Fuel Cell	8	1
Nanotechnology	7	1
Total depreciation and amortization expense	558	203

Net income (loss)
Corporate	48,307	37,310
Battery	(16,802)	(28,627)
Fuel Cell	(1,636)	(924)
Nanotechnology	(1,265)	(744)
Discontinued segments	—	106
Net income (loss)	28,604	7,121

Assets
Corporate	5,937	6,560
Battery	4,338	26,469
Fuel Cell	141	9
Nanotechnology	33	1
Total assets	10,449	33,039

Capital Expenditures
Corporate	243	307
Battery	387	731
Fuel Cell	108	2
Nanotechnology	75	14
Total capital expenditures	$813	$1,054

8. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2005 (in thousands):

	Corporate	Battery	Nano Technology	Fuel Cell	Total

Building and building improvements	$—	$1,551	$—	$—	$1,551
Leasehold improvements	67	706	—	16	789
Furniture and fixtures	182	15	—	—	197
Office equipment	189	274	13	17	493
Equipment and machinery	65	160	18	87	330
Automobile	174	—	—	—	174
Total cost	677	2,706	31	120	3,534

Less accumulated depreciation	199	278	7	8	492

Net property, plant,
and equipment	$478	$2,428	$24	$112	$3,042

Property and equipment consisted of the following at December 31, 2004 (in thousands):

	Corporate	Battery	Nano Technology	Fuel Cell	Total

Building and building improvements	$—	$1,545	$—	$—	$1,545
Leasehold improvements	14	657	—	—	671
Furniture and fixtures	49	10	—	—	59
Office equipment	139	149	1	9	299
Equipment and machinery	64	10,776	13	—	10,853
Automobile	174	—	—	—	174
Total cost	439	13,138	14	9	13,601

Less accumulated depreciation	73	137	1	1	211

Net property, plant,
and equipment	$366	$13,002	$14	$9	$13,390

The land, building and certain machinery and equipment owned by the Battery Company (which machinery and equipment is used exclusively by EnerDel) are pledged as security under the terms of the 2004 Debentures.

Depreciation expense for property and equipment for the years ended December 31, 2005 and 2004 was $557,000 and $201,000, respectively.

9. INCOME TAXES

The Company has deferred tax assets of $40,540,000 and $26,645,000 at December 31, 2005 and 2004, respectively, which are completely offset by valuation allowances. The deferred tax assets reflect a reduction of approximately $17,000,000 to reflect the limits on the Company’s ability to use net operating loss carryforwards in existence in January 2002 due to the change in control that occurred in 2002.

Deferred income tax assets in the accompanying balance sheet as of December 31, 2005 and 2004 are attributable to the following items:

	2005	2004

Goodwill	$2,277,000	$2,001,000
Depreciation, amortization and start-up costs	(148,000)	120,000
Federal and state net operating loss carryforwards	25,500,000	15,716,000
Impairment losses	3,119,000	3,119,000
R&D expense taken on equipment and intellectual property	9,707,000	5,616,000
Other	85,000	73,000
Gross deferred tax asset	40,540,000	26,645,000
Valuation allowance	40,540,000	26,645,000
Net deferred tax asset	$—	$—

The Company has federal and Florida net operating loss (“NOL”) carryforwards available to offset future taxable income of approximately $57,000,000 and $104,000,000 at December 31, 2005, respectively and approximately $22,000,000 and $75,000,000 at December 31, 2004, respectively. The federal NOL carryforwards will begin to expire in 2018, while the Florida NOL carryforwards will begin to expire in 2011. The federal NOL carryforwards of $50,677,000 in existence at the time of change in ownership in January 2002 are subject to substantial restrictions and may only be utilized to offset approximately $40,000 of annual taxable income, as well as any unrealized appreciation on assets existing at the time of the ownership change.

A valuation allowance is established when it is more likely than not that some portion of the Company’s deferred tax assets will not be realized. Management has evaluated the available evidence about the Company’s future taxable income and other possible sources of realization of deferred tax assets, and as a result, the valuation allowance was increased by the full amount of the tax benefit from the net operating loss in the years ended December 31, 2004 and 2005. The valuation allowance recorded in the financial statements reduces deferred tax assets to an amount that represents management’s best estimate of the amount of such deferred tax assets that more likely than not will be realized.

The components of income taxes (benefit) in the accompanying statements of operations are as follows:

	2005	2004
Federal
Current	$—	$—
Deferred	—	—
Total	$—	$—

The Company's effective income tax rate differs from the statutory federal rate of 35% as follows:

	2005	2004
Statutory rate applied to income before taxes	35.0%	35.0%

Non taxable items - derivative income	-49.8%	-177.1%
State income tax net of federal tax benefit	3.3%	3.3%
Increase in valuation allowance	11.5%	138.8%
Total income tax provision	0.0%	0.0%

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accrued expenses and other liabilities principally consist of the following at December 31, 2005 and 2004.

	At December 31, 2005	At December 31, 2004

Accounts payable	$1,409,000	$1,020,000
Accrued severance	200,000	—
Accrued rent and utilities	271,000	96,000
Accrued debenture penalties	644,000	—
Accrued salaries and vacation	225,000	693,000
Accrued accounting and legal fees	220,000	198,000
Other	—	294,000
Total accounts payable and accrued expenses	$2,969,000	$2,301,000

11. CONSOLIDATION OF 49% SUBSIDIARY (ENERLOOK SOLUTIONS, INC.)

The Company has consolidated EnerLook’s results of operations and its balance sheet as part of the Company’s consolidated financial statements. However, during the past three years, the Company has owned approximately 49% of EnerLook, with Ener1 Group (the Company’s majority shareholder), owning approximately 43%. Ownership of a subsidiary below 51% is most often recorded under the equity method of accounting, rather than consolidating the subsidiary’s results of operations with the less than 51% parent company, as it is presumed that the less than 51% parent company does not control the subsidiary. The Company has elected to continue consolidating this subsidiary as part of its financial statements because the Company and Ener1 Group are related parties which exercise substantial control over the activities of EnerLook and own an aggregate of 92% of EnerLook’s outstanding common stock. For the above reasons, management believes that its ownership percentage of EnerLook’s common stock of 49% does not materially reduce the control the Company exercises over EnerLook’s operations. Effective December 15, 2003, EnerLook’s operations were deemed to be discontinued operations.

In the second quarter of 2003, the Company transferred certain assets of its Digital Media Technologies Division to EnerLook. In December 2003, management decided to discontinue the operations of this segment and conveyed operating control of this operating segment to TVR. In December 2004, the Company sold substantially all of its assets of EnerLook to TVR in return for 5% of TVRC (see Note 6).

12. DEBT AND DEBT GUARANTEES

In March 2004, the Battery Company obtained a $125,000 loan secured by a vehicle. The total amount due under the loan is $91,000 and $114,000 at December 1, 2005 and 2004, respectively, and is payable over 5 years in equal monthly payments of approximately $2,600. The interest rate is 8.25%.

$19,700,000 SENIOR SECURED CONVERTIBLE DEBENTURES DUE 2009

On January 20, 2004, Ener1 issued $20,000,000 in aggregate principal amount of the 2004 Debentures and warrants to purchase 16,000,000 shares of Ener1’s common stock. The net proceeds of the issuance totaled $18,527,000 after direct placement costs of $1,473,000. The 2004 Debentures mature on January 20, 2009. Ener1’s obligations under the 2004 Debentures are guaranteed by Enerl Battery, and the guaranty is secured by collateral including land, building and battery production equipment owned by Ener1 Battery and used by EnerDel.

Interest is due quarterly. The initial interest rate was 5%, subject to increases to 7.5% if Ener1 did not achieve all of the specific milestones set forth in the 2004 Debentures by 180 days following the date of issuance of the 2004 Debentures and to 15% if Ener1 did not achieve all of the milestones within 365 days after issuance of the 2004 Debentures. The milestones were as follows: (1) the registration statement registering the resale of the shares underlying the 2004 Debentures and warrants is available to cover resales of such shares or such shares may be immediately sold to the public under Rule 144(k) (the latter being two years from the date of issuance of the Debentures and associated warrants - January 21, 2004); (2) Ener1 common stock is listed on the NASDAQ® National Market, NASDAQ® SmallCap Market or the New York Stock Exchange and trading on the stock has not been suspended; (3) an Event of Default (as defined in the 2004 Debentures) or an event that, with the passage of time or giving of notice would result in an Event of Default, shall not have occurred and be continuing; and (4) the closing bid price for Ener1 common stock shall be greater than $1.75 (subject to adjustment for stock splits, stock dividends and similar events). As a result of Ener1’s failure to achieve all of the milestones except the milestones related to Events of Default and the registration of the resale of the underlying shares, the interest rate was increased to 7.5% as of July 19, 2004 and 15% as of January 30, 2005. All or a portion of the accrued and unpaid interest may be converted at the option of the debenture holder at any time under the same conversion terms as the principal. To date, interest of $4,113,455 has been paid, no interest was accrued at December 31, 2005 and $261,506 of interest has been converted.

Ener1 is required under the terms of the 2004 Debentures agreements to register the resale of the common stock underlying the debentures and associated warrants. If the registration statements are not available for use, Ener1 is required to make certain payments to the purchasers of the 2004 Debentures (the "registration delay payments"). The registration delay payments accrue at the rate of 1.5% of principal or approximately $295,000 per month until January 20, 2006, at which time the obligation to maintain the effectiveness of the resale registration statement for the common stock underlying the 2004 Debentures and associated warrants ends. The registration statements became unavailable for use in November 2005, and registration delay payments of $374,000 had accrued through the period ending December 31, 2005. From January 20, 2007 to January 20, 2008, Ener1 may prepay some or the entire principal at a price of 103% of unpaid principal plus accrued interest. From January 21, 2008 to January 20, 2009, Ener1 may prepay some or the entire principal at 101% of unpaid principal plus accrued interest.

At the issuance date, the 2004 Debentures were convertible by the holder at any time into common shares at a price of $1.25 per share subject to adjustment upon certain events such as the sale of equity securities by Ener1 at a price below the then current conversion price of the debenture. As of December 31, 2005, the conversion price was $1.23 as a result of such adjustment. Ener1 may require that a specified amount of the principal of the 2004 Debentures be converted if certain conditions are satisfied for a period of 22 consecutive trading days.

During 2004, a holder of the 2004 Debentures converted $300,000 in principal into common shares. The conversion was accounted for by debiting the debenture and crediting common stock and additional paid in capital for the principal converted as well as adjusting the conversion option derivative to fair value immediately prior to conversion through gain (loss) on embedded derivative liability and then reducing the derivative liability by the proportionate amount of principal converted against additional paid in capital.

The 2004 Debentures are senior to Ener1’s existing and future indebtedness and pari passu with the 2005 Debentures. In the event of any event of default or fundamental change as defined under the agreement, the holder will be entitled to require Ener1 to redeem the 2004 Debentures at 101% of the unpaid principal and accrued interest if the holder provides notice of the default to Ener1 and Ener1 fails to cure such default within the specified cure period (if applicable).

The warrants issued in connection with the issuance of the 2004 Debentures had an exercise price of $2.51 at the issuance date, subject to adjustment upon certain events such as the sale of equity securities by Ener1 at a price below the then current exercise price. As of December 31, 2005, the exercise price was $2.37 per share as a result of the adjustment. The warrants are exercisable at any time through January 20, 2010.

Ener1 issued warrants to purchase 1,920,000 shares of common stock with an exercise price of $2.51 to the placement agent for the 2004 Debentures issuance. The fair market value of these warrants was $3,052,800 and was allocated to deferred debenture costs. Ener1 also incurred $1,473,000 in placement fees.

As discussed in Note 19, Ener1 is accounting for the conversion option and other features in the 2004 Debentures and the associated warrants as derivative liabilities in accordance with SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock” (“ EITF 00-19”).

The 2004 Debentures contain more than one embedded derivative feature which SFAS 133 requires be accounted for as separate derivative instruments. The various embedded derivative features have been bundled together as a single, compound embedded derivative instrument that has been bifurcated from the debenture in accordance with Derivatives Implementation Group Issue No. B15. The derivative features that have been bundled together in the compound embedded derivative include: (1) the conversion feature of the debentures, (2) the holder's right to force Ener1 to redeem the debentures after an event of default, (3) the holder's right to force Ener1 to redeem the debentures after a change in control, (4) Ener1's right to redeem the debentures after 3 years, (5) the requirement to pay an increased interest rate if Ener1 fails to achieve certain milestones, and (6) Ener1's right to convert the debentures into common stock if certain conditions are satisfied. The value of the compound embedded derivative liability was bifurcated from the debenture and recorded as a derivative liability, which results in a reduction of the initial carrying amount (as unamortized discount) of the related debenture at inception. The unamortized discount is being amortized to interest expense using the effective interest method over the life of the debenture.

$14,225,000 SENIOR SECURED CONVERTIBLE DEBENTURES DUE 2009

On March 14, 2005, Ener1 issued $14,225,000 in aggregate principal amount of the 2005 Debentures and warrants to purchase 7,112,500 shares of Ener1’s common stock. The net proceeds of the issuance totaled $13,134,000 after direct placement costs of $1,091,000. Proceeds from the sale were used to pay expenses of the sale and for working capital. The 2005 Debentures mature on March 14, 2009. If certain events occur, including a default on the 2005 Debentures, Ener1 will be required to pledge certain collateral to secure its obligations under the 2005 Debentures.

Interest is due quarterly. The initial rate on the 2005 Debentures was initially 7.5% per year. The 2004 Debentures provided that the interest rate will increase to 15% per year effective 365 days after issuance of the 2005 Debentures if Ener1 fails to meet and maintain any of milestones set forth in the 2005 Debentures. The milestones were as follows: (1) the registration statement registering the resale of the shares underlying the 2005 Debentures and warrants is made and kept effective until the date on which the holders of the 2005 Debentures and warrants may sell all of their underlying shares; (2) Ener1’s common stock is listed on the NASDAQ® National Market, NASDAQ® SmallCap Market or the New York Stock Exchange and trading on the stock has not been suspended; (3) an Event of Default (as defined in the 2004 Debentures) or an event that, with the passage of time or giving of notice, shall not have occurred and be continuing; (4) the closing bid price for Ener1’s common stock shall be greater than $1.50; and (5) trading volume of Ener1 common stock shall have exceeded $500,000 per day for each of the preceding 30 days. As a result of Ener1’s failure to meet and maintain any of the milestones except the milestone related to Events of Default, the interest rate increased to 15% per year, effective March 14, 2006. All or a portion of the accrued and unpaid interest may be converted at the option of the debenture holder at any time under the same conversion terms as the principal. To date, interest of $868,318 has been paid, no interest was accrued at December 31, 2005 and no interest has been converted.

Ener1 is required under the terms of the 2005 Debentures agreements to register the resale of the common stock underlying the debentures and associated warrants and maintain the listing or quotation of its common stock on the OTC Bulletin Board, the NASDAQ® National Market, NASDAQ® SmallCap Market or the New York Stock Exchange. If the registration statements are not available for use or Ener1’s common stock is not listed or quoted on the OTC Bulletin Board, the NASDAQ® National Market, NASDAQ® SmallCap Market or the New York Stock Exchange, Ener1 is required to make certain payments to the purchasers of the 2005 Debentures (the "registration delay payments"). Registration delay payments accrue at a fixed rate of $213,375 per month until the 2005 Debenture holders are able to use the resale registration statement and until Ener1’s common stock is quoted on the OTC Bulletin Board or other exchange. The registration statements became unavailable for use in November 2005, and the Company’s stock was neither traded or quoted or listed, as applicable, on the OTC Bulletin Board or other exchange from December 22, 2005 to April 6, 2006, and registration delay payments of $270,000 had accrued at December 31, 2005.

At the issuance date, the 2005 Debentures are convertible by the holder at any time into common shares at a price of $1.00 per share subject to adjustment upon certain events such as the sale of equity securities by Ener1 at a price below the then current conversion price of the debenture. As of December 31, 2005, the conversion price was $1.00 and had not changed as a result of the any adjustments. Ener1 may require that a specified amount of the principal of the 2005 Debentures be converted if certain conditions are satisfied for a period of 22 consecutive trading days.

At any time on or after March 14, 2008, Ener1 may prepay some or the entire principal of the 2005 Debentures at 103% of the principal, plus accrued interest.

The 2005 Debentures are senior to Ener1’s existing and future indebtedness and pari passu with the 2004 Debentures.

In the event of any event of default as defined under the agreement, the holder will be entitled to require Ener1 to redeem the 2005 Debentures at the greater of 105% of the unpaid principal and accrued interest or the value of the shares the principal and accrued interest could be converted into at the time of default multiplied by the then market price if the holder provides notice of the default to Ener1 and, if applicable, Ener1 fails to cure such default within the specified cure period. In the event of any fundamental change as defined under the agreement, the holder will be entitled to require Ener1 to redeem the 2005 Debentures at 120% of the unpaid principal and accrued interest if the fundamental change occurs before the first anniversary of the issuance date, 115% of the unpaid principal and accrued interest if the fundamental change occurs between the first anniversary of the issuance date and the second anniversary of the issuance date, and 110% of the unpaid principal and accrued interest if the fundamental change occurs after the second anniversary of the issuance date. The occurrence of an event of default, or an event that with notice and/or the passage of time will become an event of default, under the 2004 Debentures is an event of default under the 2005 Debentures.

The warrants issued in connection with the issuance of the 2005 Debentures were divided into Series A and Series B. Each Series A warrant entitles the holder to purchase up to 4,267,500 shares of common stock, which is equal to 30% of the number of shares of common stock that would be issuable upon conversion of the original principal amount of the 2005 Debentures divided by the conversion price for an exercise price of $1.15 per share. Each Series B warrant entitles the holders to purchase up to 2,845,000 shares of common stock which is equal to 20% of the number of shares of common stock that would be issuable upon conversion of the original principal amount of the 2005 Debentures divided by the conversion price for an exercise price of $1.25 per share. Both Series A and Series B warrants are subject to adjustment upon certain events such as the sale of equity securities by Ener1 at a price below the exercise price. The warrants are exercisable, in whole or in part, at any time on or before March 14, 2010.

Ener1 issued warrants to purchase up to 426,750 shares of common stock with an exercise price of $1.00 to the placement agent for the 2005 Debentures issuance. The fair market value of these warrants was $213,375 and was allocated to deferred debenture costs. Ener1 also incurred $1,091,218 in placement fees. Ener1 is accounting for the conversion option in the 2005 Debentures and the associated warrants as derivative liabilities in accordance with SFAS 133 and EITF 00-19.

As discussed in Note 19, Ener1 is accounting for the conversion option and other features in the 2005 Debentures and the associated warrants as derivative liabilities in accordance with SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock” (“ EITF 00-19”).

The 2005 Debentures contain more than one embedded derivative feature which SFAS 133 requires be accounted for as separate derivative instruments. The various embedded derivative features have been bundled together as a single, compound embedded derivative instrument that has been bifurcated from the debenture in accordance with Derivatives Implementation Group Issue No. B15. The derivative features that have been bundled together in the compound embedded derivative include: (1) the conversion feature of the debentures, (2) the holder's right to force Ener1 to redeem the debentures after an event of default, (3) the holder's right to force Ener1 to redeem the debentures after a change in control, (4) Ener1's right to redeem the debentures after 3 years, (5) the requirement to pay an increased interest rate if Ener1 fails to achieve certain milestones, and (6) Ener1's right to convert the debentures into common stock if certain conditions are satisfied. The value of the compound embedded derivative liability was bifurcated from the debenture and recorded as a derivative liability, which results in a reduction of the initial carrying amount (as unamortized discount) of the related debenture at inception. The unamortized discount is being amortized to interest expense using the effective interest method over the life of the debenture.

13. FINANCING AGREEMENTS WITH ENER1 GROUP

Debt Exchange Agreement with Ener1 Group, Mr. Zoi and Dr. Novak

In November 2003, the Company issued common stock and warrants in satisfaction of approximately $13,300,000 in debt owed to Ener1 Group, Mr. Zoi and Dr. Novak (the “Exchange Debt”). The Exchange Debt resulted from previous advances by Ener1 Group, Mr. Zoi and Dr. Novak to fund the Company’s operations. As a result of the exchange, Ener1 Group received 14,829,288 shares and warrants to purchase up to 16,107,061 shares of common stock, Mr. Zoi received 399,876 shares and warrants to purchase up to 434,330 shares of common stock, and Peter Novak received 1,798,415 shares and warrants to purchase up to 1,953,376 shares of common stock.

The accrued interest on the Exchange Debt on the date of the Debt exchange was converted into two year promissory notes issued to Ener1 Group, Mr. Zoi and Dr. Novak totaling approximately $1,000,000. These notes were all paid in full with proceeds from the 2004 Debentures in January 2004.

Series B Preferred Financing Agreements

Also, in October 2004, the Company entered into an agreement with Ener1 Group under which Ener1 Group agreed to purchase, from time to time, at the Company’s request, up to 30,000 shares of the Series B Preferred Stock ("Series B Preferred Stock Put") at a purchase price of $100.00 per share (or an aggregate purchase price of $3,000,000), and warrants to purchase up to 833,334 shares of its common stock at an exercise price of $1.25 per share, and warrants to purchase up to 833,334 shares of its common stock at an exercise price of $1.50 per share. Under the agreement, if the Company requires Ener1 Group to purchase any of the Series B Preferred Stock and warrants pursuant to this agreement, the Company is required to pay Ener1 Group a fee equal to one third of the aggregate purchase price for the securities purchased by Ener1 Group in return for Ener1 Group’s assistance in arranging a prior sale of Series B Preferred Stock. In March 2005, at the Company’s request, Ener1 Group purchased 2,500 of the Company’s Series B Preferred stock and warrants to purchase 69,445 shares of the Company’s common stock at an exercise price of $1.25 and 69,445 shares of the Company’s Common Stock at an exercise price of $1.50 per share, for an aggregate purchase price of $250,000, and Ener1 paid Ener1 Group a fee of $83,333. See Note 18.

14. ITOCHU CORPORATION INVESTMENT AND INVESTMENT IN ENERSTRUCT

On July 25, 2003, the Company entered into a Subscription and Investment Agreement with ITOCHU Corporation, under which the Company issued 14,000,000 shares of its common stock in a private sale to ITOCHU Corporation at a price of $0.25 per share, for $3,500,000. In addition, the Company granted the following options to ITOCHU to increase its ownership of common stock at the following prices: During the six month period from July 25, 2003 through January 24, 2004, ITOCHU had the option to purchase up to 12,461,861 shares of common stock, for $0.70 per share. In January 2004, ITOCHU exercised a portion of these options and purchased 1,500,000 shares for $1,050,000. The remaining $.70 options expired. During the period from January 25, 2004 through January 31, 2005, ITOCHU had the option to purchase up to 9,346,396 shares of common stock for $4.00 per share. These options expired unexercised on January 31, 2005.

Using the proceeds of the ITOCHU investment, the Company invested $2,003,339 in a new Japanese company called EnerStruct, Inc. (“EnerStruct”), in exchange for an initial 49% ownership interest in EnerStruct. ITOCHU owns the remaining initial 51% of EnerStruct, for which it invested $1,100,000 plus equipment totaling approximately $500,000. During 2005, the Company’s ownership was reduced to 48% due to additional capital investment in EnerStruct by a third party. The Company's original investment in EnerStruct was reduced by $1,198,420 which represents the Company’s share of losses through December 31, 2005.

In connection with the foregoing activities, the Company and Ener1 Battery entered into a license agreement with ITOCHU and EnerStruct and agreed to provide EnerStruct with an exclusive license (for Japan only) to use the technologies covered by two of Ener1 Battery Company’s pending patent applications. This license became nonexclusive on July 25, 2004. ITOCHU has also licensed to EnerStruct, on an exclusive basis, several of its patents relating to its lithium battery technologies.

Summarized information of EnerStruct is as follows as of December 31, 2005 and for the twelve month period then ended:

	2005	2004
Cash	$624,000	$1,534,000
Total assets	1,354,000	1,857,000
Total liabilities	260,000	63,000
Net loss	783,000	1,206,000

15. RELATED PARTY TRANSACTIONS

Ener1 Group and its subsidiaries have from time to time used various services and employees of the Company. The Company billed Ener1 Group and its subsidiaries for the actual cost of these services and employees. Similarly, the Company has from time to time used various services and employees of Ener1 Group and its subsidiaries and Ener1 Group has billed the Company for the actual cost of these services and employees. During 2005, Ener1 Group and its subsidiaries billed the Company $109,000 and the Company billed Ener1 Group and its subsidiaries $152,922, in each case for services and employees of the other party. As of December 31, 2005, the net balance due to the Company from Ener1 Group and its subsidiaries was $103,000.

Ener1, Ener1's wholly-owned subsidiary, Ener1 Acquisition Corp. (“Acquisition Sub”), and Splinex Technology, Inc. (“Splinex”) a related party, entered into a Merger Agreement dated as of June 9, 2004, providing for the merger of Acquisition Sub with and into Splinex. Upon closing in January 2005, Ener1 received 5,000,000 shares of Splinex common stock. Ener1 declared a dividend to distribute these 5,000,000 shares of Splinex common stock to its shareholders of record on January 17, 2005. In exchange for the 5,000,000 shares, Ener1 paid $150,000 of the expenses incurred in connection with the registration under the Securities Act of the distribution of these shares to Ener1's shareholders. The terms of the merger were negotiated on an arm’s-length basis by an independent committee of Ener1's Board of Directors. The independent committee engaged a financial adviser, Capitalink, L.C., to assist the committee in connection with its evaluation of the transaction. Capitalink delivered a fairness opinion to the independent committee indicating that the merger consideration was fair, from a financial point of view, to Ener1's non-affiliated stockholders. Based on the foregoing, Ener1 concluded that $150,000 represented the fair value of the 5,000,000 shares of Splinex common stock that Ener1 received in the merger. Ener1 recorded a dividend of $150,000, which amount represented the value of the Splinex common stock on the date the dividend was declared.

Ener1’s primary business purpose in approving the Splinex merger was to provide its shareholders with the opportunity to participate in the future value of Splinex, which Ener1's Board of Directors believed had the potential to become a leading three-dimensional graphics software company. A director of Ener1, Dr. Peter Novak, is a director of Splinex. Dr. Novak was also the president of Splinex from its inception February 7, 2004 to August 31, 2004 and became the Chairman of Splinex on September 1, 2005. A former director and officer of Ener1, Mr. Fitzgerald, was the chairman and a director of Splinex; he resigned as chairman and director of Splinex in December 2005.

Two of the Company’s directors, Dr. Peter Novak and Mike Zoi, collectively beneficially own 31% of the outstanding common stock of Ener1 Group, which owns approximately 88% of the outstanding common stock of the Company.

Messrs. Novak and Zoi also beneficially own an aggregate of 25% of the voting membership interests (and an aggregate of 25.5% of the economic membership interests) of Splinex, LLC, which currently holds 63% of the outstanding common stock of Splinex.

16. ASSET IMPAIRMENT AND OTHER CHARGES

In 2004, the Company recorded a charge to earnings to recognize the impairment of a portion of its manufacturing related assets, the use of which was transferred to EnerDel. The amount of this charge was $8,289,000. Management determined that as a result of the reallocation of manufacturing capabilities in connection with the formation of EnerDel, the Company no longer expected to recognize revenues and positive net cash flows in excess of the equipment carrying values from the use of the equipment. The carrying value of the equipment was reduced to its estimated fair market value which was determined based upon a valuation of the equipment performed in accordance with the provisions of SFAS No. 144.

17. WARRANTS, STOCK OPTION AND STOCK PURCHASE PLANS

The Company has granted stock options under employee stock option plans adopted in 1992 and 2002 and a non-employee director option plan, and granted options to executives and consultants outside of these plans.

In 2002, the Board of Directors and shareholders adopted the 2002 Ener1 Inc. Employee Stock Participation Plan (the “2002 Plan”) pursuant to which the number of shares of Common Stock reserved for grants under the 2002 Plan was set at 6,836,503 shares. The 2002 Plan provides that no more than 1,500,000 shares of Common Stock may be issued to any employee in any one calendar year. Under the 2002 Plan, incentive stock options or nonqualified stock options may be issued to persons selected by the administrators of the Plan from a class of employees, officers, and consultants, including non-employees who render valuable contributions to the Company. The exercise price of the options is determined by the Board of Directors. Options to purchase 22,000 shares at an exercise price of $4.93 were outstanding under the 1992 Stock Option Plan as of December 31, 2005. Options granted under the 1992 Plan and the 2002 Plan expire no later than ten years from the date of grant.

In 2002, the Board of Directors and shareholders adopted the 2002 Non-Employee Director Stock Option Plan (the “Director Stock Option Plan”) pursuant to which 2,000,000 shares of common stock are reserved for issuance. The plan provides for each non-employee director first elected to the Board of Directors to receive an automatic grant of nonqualified stock options for 10,000 shares on the date of his or her election. Additional annual grants, their exercise price and other terms of any additional option awards are determined by the plan administrators. The 2002 Plan replaces the Company’s previous 1992 Directors Plan and the 1996 Directors Plan. There were no options cancelled or exercised in the Director Stock Option Plan during 2004 and 2005.

Under an employment agreement effective September 8, 2003, the Company granted stock options to its chief executive officer (the “CEO Option Plan”) In September 2003, the Company granted stock options to purchase 9,716,716 shares of common stock at an exercise price of $0.30 per share, vesting ratably over a period of 36 months, beginning October 1, 2003. The Company recorded compensation expense related to the issuance of these options of approximately $194,000 during 2004 and $194,000 during 2005. On December 31, 2004, the Company granted stock options to purchase 5,159,943 shares of common stock at an exercise price of $0.97 per share which vest ratably in each of the following 24 months. The Company did not record any compensation expense related to these options because the exercise price exceeded the market price of the Company’s common stock on the date of grant. On December 31, 2005, the Company granted stock options to purchase 2,706,958 shares of common stock at an exercise price of $0.54 per share which vest ratably in equal installments in each of the following 24 months. The Company did not record any compensation expense related to these options because the exercise price exceeded the market price of the Company’s common stock on the date of grant. All of these options have a term of ten years. On December 31, 2005, 9,867,513 options were vested under the CEO Option Plan. On the date of the chief executive officer’s termination on January 9, 2006, options to purchase 10,465,210 shares were vested under the CEO Option Plan.

Effective October 1, 2005, an officer of EnerDel was granted an option to purchase 1,000,000 shares of Ener1, Inc. common stock in a separate option plan at the exercise price of $.49, vesting 25% on each of the first four anniversaries of the date of the grant. The officer’s right to exercise this option is subject to EnerDel achieving certain revenue thresholds.

The Company has issued options to three individuals who are non-board members of its Advisory Committee to its Board of Directors. The Company recorded approximately $130,000 in compensation expense in 2004 and $16,500 in 2005 related to these options.

In 2004, an employee was granted options to purchase 1,000,000 shares of the Company’s common stock at an exercise price of $.50 per share and options to purchase 2,000,000 shares of the common stock of EnerDel at an exercise price equal to the net book value per share of EnerDel common stock outstanding at the time of the option grant. The options were to vest in three equal annual installments beginning one year from the option grant. The employee was terminated on September 27, 2005, and all options previously granted to him terminated without vesting.

In May 2004, the Company awarded options to purchase 300,000 shares of the Company’s common stock to two employees of ITOCHU for their services to EnerStruct. The options have an exercise price of $.50 per share, vest over five years and expire in May 2014. The Company recorded approximately $61,000 in compensation expense in 2004 and $5,000 in 2005 related to these options.

A summary of the changes in the stock options outstanding under all of the Company’s stock option plans described above as of December 31, 2004, and 2005 and changes during such years is presented below:

		2004		2005
		Weighted		Weighted
	2004	Average	2005	Average
	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	10,665,716	$0.29	21,028,659	$0.56
Granted	11,019,943	$0.79	4,816,958	$0.50
Exercised	407,000	$0.05	—	$—
Cancelled / terminated	250,000	$0.15	1,240,000	$0.87
Outstanding at end of year	21,028,659	$0.56	24,605,617	$0.53
Exercisable at end of year	4,801,790	$0.36	12,089,513	$0.49

The following table summarizes information about Ener1 employee stock options outstanding under all of the Company’s stock option plans described above at December 31, 2005.

		Options
		Outstanding		Options
Range of	Number	Weighted Average	Weighted Average	Exercisable	Weighted Average
Exercise	Outstanding	Remaining	Exercise	Number	Exercise
Price	At 12/31/2005	Contractual life	Price	At 12/31/2005	Price

$0.00	100,000	9.8	$0.00	100,000	$0.00
$.05 - $.10	1,620,000	8.06	$0.09	516,667	$0.10
$.28 - $.50	13,116,716	8.07	$0.34	7,964,203	$0.31
$.51 - $.60	2,956,958	10	$0.54	183,333	$0.56
$.70 - $.97	5,489,943	8.96	$0.96	2,836,643	$0.95
$1. to $1.09	1,300,000	8.13	$1.08	466,667	$1.80
$4.93	22,000	0	$4.93	22,000	$4.93
	24,605,617			12,089,513

The weighted average fair value of the options granted during 2004 and 2005 was estimated at $0.59 and $.36, respectively, using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield, expected volatility of 100% and 172% respectively, weighted average risk-free interest rate of approximately 3.50% and 3.81%, respectively, and expected lives of three to ten years.

EnerDel Stock Options

EnerDel intends to establish a stock option plan under which it may issue options to purchase up to 5,000,000 shares of EnerDel common stock as incentive compensation to its employees. As of December 31, 2005 EnerDel was obligated to grant options to its employees to purchase up to 360,000 shares of EnerDel common stock.

At December 31, 2005 the Company had the following warrants outstanding:

		Number
	Grant	Of	Exercise	Expiration
Warrant Holder	Date	Shares	Price	Date

Battery Warrants - Ener1 Group, Inc.	09/06/02	69,000,000	$0.08	09/06/12
Debt Exchange Warrants - Ener1 Group, Inc.	11/14/03	8,806,146	$1.50	11/14/13
Debt Exchange Warrants - Ener1 Group, Inc.	11/14/03	8,806,147	$2.00	11/14/13
Debt Exchange Warrants - Dr. Peter Novak	11/14/03	976,688	$1.50	11/14/13
Debt Exchange Warrants - Dr. Peter Novak	11/14/03	976,688	$2.00	11/14/13
Debt Exchange Warrants - Mike Zoi	11/14/03	217,165	$1.50	11/14/13
Debt Exchange Warrants - Mike Zoi	11/14/03	217,165	$2.00	11/14/13
Consultant	01/08/04	200,000	$0.10	01/08/06
2004 Debenture Holders	01/21/04	16,000,000	$2.48	01/21/14
2004 Debenture Placement Agent	01/21/04	1,920,000	$2.51	01/21/14
Delphi Automotive Systems, LLC	10/20/04	1,750,000	$0.70	10/20/11
Delphi Automotive Systems, LLC	10/20/04	5,250,000	$1.00	10/20/11
Series B Preferred - Cofis	10/15/04	4,166,666	$1.25	10/15/14
Series B Preferred - Cofis	10/15/04	4,166,666	$1.50	10/15/14
Warrant issuances in 2005:
Series B Preferred - Ener1 Group	02/11/05	69,445	$1.25	02/14/15
Series B Preferred - Ener1 Group	02/11/05	69,445	$1.50	02/14/15
2005 Debenture Holders	03/11/05	4,267,500	$1.15	03/11/10
2005 Debenture Holders	03/11/05	2,845,000	$1.25	03/11/10
2005 Debenture Placement Agent	03/11/05	426,750	$0.75	05/17/10
Total Warrants Outstanding at December 31, 2005		130,131,471

In addition to the above warrants, in connection with the purchase of common stock of the Company, ITOCHU in July 2003 obtained options to acquire up to 12,461,861 shares of common stock at $0.70 per share, of which 1,500,000 were exercised in January 2004, and the remainder of these options expired January 31, 2004. As part of the same transaction, ITOCHU also received options to acquire 9,346,396 shares of common stock at the original price of $2.50 per share (amended to $4.00 per share in January 2004), all of which options expired on January 31, 2005.

The Battery Warrants are immediately exercisable at an exercise price $.08 per share and have a term of ten years. The warrants have provisions requiring that the number of shares available for exercise and/or the exercise price for the shares be adjusted to reflect stock splits, stock dividends and similar transactions, including the issuance of other shares of our common stock, except for employee stock options, at prices below the exercise price stated in the warrants. The warrants also provide for cashless exercise in accordance with a formula stated therein.

In January 2004, the Company issued warrants to purchase 200,000 shares of common stock to a consultant. The warrants have an exercise price of $0.10 per share and expire in January 2006. The Company recorded approximately $324,000 in compensation expense in 2004 related to these warrants.

In January 2004, in connection with the issuance of the 2004 Debentures, the Company issued warrants to purchase 1,920,000 shares of common stock to the placement agent engaged by the Company. The warrants have an exercise price of $2.51 and expire 10 years from the grant date. The value of these warrants at the time of the grant of approximately $3,053,000 was included in additional paid in capital as offering costs and is being amortized using the straight line method over the remaining term of the debt.

In March 2005, in connection with the issuance of the 2005 Debentures, the Company issued warrants to purchase 426,750 shares of common stock to the placement agent engaged by the Company. The warrants have an exercise price of $.75 and expire 10 years from the grant date. The value of these warrants at the time of the grant of approximately $213,000 was included in additional paid in capital as offering costs and is being amortized using the straight line method over the remaining term of the debt.

18. REDEEMABLE PREFERRED STOCK

Ener1, Inc. Series B Cumulative and Redeemable Convertible Preferred Stock

In October 2004, Ener1 sold 150,000 shares of Series B Preferred Stock plus warrants to purchase 4,166,666 shares of common stock at an exercise price of $1.25 and warrants to purchase 4,166,666 shares of common stock at an exercise price of $1.50 per share, for an aggregate purchase price of $15,000,000. The Series B Preferred Stock has a liquidation preference of $100 per share. Ener1 is accounting for the warrants in accordance with SFAS 133 and EITF 00-19. The proceeds were first allocated to the fair value of the freestanding warrants. The remaining proceeds were allocated to the Series B Preferred Stock. Also, in October 2004, the Company entered into an agreement with Ener1 Group under which Ener1 Group agreed to purchase, from time to time, at the Company’s request, up to 30,000 shares of the Series B Preferred Stock  (“Series B Preferred Stock Put”) at a purchase price of  $100 per share (or an aggregate purchase price of  $3,000,000), and warrants to purchase up to 833,334 shares of its common stock at an exercise price of  $1.25 per share, and warrants to purchase up to 833,334 shares of its common stock at an exercise price of  $1.50 per share. Under the agreement, if the Company requires Ener1 Group to purchase any of the Series B Preferred Stock and warrants pursuant to this agreement, the Company is required to pay Ener1 Group a fee equal to one-third of the aggregate purchase price for the securities purchased in return for the Ener1 Group’s assistance in arranging a prior sale of Series B Preferred Stock. In February 2005, Ener1 sold to Ener1 Group 2,500 shares of Series B Preferred Stock, plus warrants to purchase 69,445 shares of common stock at an exercise price of $1.25 and warrants to purchase 69,445 shares of common stock at an exercise price of $1.50 per share, for an aggregate purchase price of $250,000.
The holder’s ability to exercise the conversion feature for the Series B Preferred Stock is contingen to one-half of their shares of Series B Preferred Stock into common stock for sale pursuant to the registration statement, subject to the discretion of the underwriters of the offering. The conversion ratio shall be established t upon Ener1 filing a registration statement with the Securities and Exchange Commission to register an underwritten offering of common stock. The holders of Series B Preferred Stock will have the right to convert upby dividing the liquidation value per share of the Series B Preferred Stock by the price for the common stock sold in the registered offering. Because of this contingency, the conversion option is not within the scope of SFAS 133 and EITF 00-19. If the contingency is triggered in the future and the holder receives the ability to convert, Ener1 will need to reassess whether the conversion feature meets the definition of a derivative under SFAS 133.

The holders of the Series B Preferred Stock are entitled to dividends payable semi-annually in the arrears at the annual rate of 7%, which is payable in kind for the first two years after issuance, and thereafter is payable in cash. The dividends are cumulative. The Series B Preferred is redeemable by the Company at any time in part or whole at 100% of the liquidation value as set forth in the Certificate of Designations for the Series B Preferred, plus accrued and unpaid dividends. The Series B Preferred is also redeemable at the option of the holder once none of the 2004 Debentures are outstanding. If such redemption occurs in full before January 20, 2009, the redemption price would be paid in 24 equal monthly installments beginning 30 days from the date of the Company’s receipt of a redemption notice from the holder. If such redemption occurs on January 20, 2009, the redemption price will be paid in twelve equal monthly installments, the first payment beginning 30 days from January 20, 2009. In each case, the redemption payments would include all accrued and unpaid dividends. There are no registration rights associated with the warrants issued to the purchasers of the Series B Preferred Stock, or with the common stock underlying such warrants.

The Series B Preferred Stock is classified as temporary equity in accordance with EITF D-98 as the redemption features are not solely within the control of the Company.

EnerDel Non-Voting Cumulative and Redeemable Series A Preferred Stock

In October 2004, Delphi Corporation purchased 8,000 shares of Non-Voting, Cumulative and Redeemable Series A Convertible Preferred Stock of EnerDel (“Series A Preferred Stock”) with an aggregate initial liquidation value of $8,000,000, and warrants to purchase Ener1 common stock, for an aggregate consideration of $8,000,000. The Series A Preferred Stock has a liquidation preference of $1,000 per share plus accrued and unpaid dividends. The holders of the Series A Preferred Stock are entitled to dividends as declared by the EnerDel Board of Directors at the annual rate of 8.25%, which are payable when declared in cash annually on December 31. The dividends are cumulative. Under the terms of the Series A Preferred Stock, the holder had the option, expiring on January 31, 2005, to exchange each share of Series A Preferred Stock for 869.5652 shares of Ener1 common stock. Ener1 is accounting for the warrants and conversion option in accordance with SFAS 133 and EITF 00-19. The proceeds were first allocated to the fair value of the freestanding warrants. The remaining proceeds were next allocated based on the with-and-without method first to the embedded conversion feature of the Series A Preferred Stock and then to the host instrument (Series A Preferred Stock). When the term of the conversion option expired with no value in January 2005, the remaining liability of $1,183,000 was recorded as reduction in the derivative liability and a corresponding gain on derivative liability in the first quarter of 2005.

If EnerDel has not redeemed all shares of the Series A Preferred Stock on or before the fourth anniversary of the date of the certificate of designations for such stock, the holders may require EnerDel to redeem all of the Series A Preferred Stock. The Company has the option to pay the redemption price by issuing a note payable in four equal quarterly payments with interest at an annual rate of 8.25%. The Series A Preferred Stock is classified as temporary equity in accordance with EITF D-98 as the redemption features are not solely with the control of the Company.

In connection with the formation of EnerDel, the Company issued warrants to purchase up to 1,750,000 shares of the Company’s common stock at an exercise price of $0.70 per share and warrants to purchase up to 5,250,000 shares of common stock at an exercise price of $1.00 per share. These warrants have a seven year term. The relative fair value of the warrants, $2,928,685, was recorded as a discount to the Series A Preferred Stock. This amount is being amortized against additional paid-in capital using the interest method through October 2008, at which time, the holder may require EnerDel to redeem all of the Series A Preferred shares, as noted above. The relative fair value of these warrants was determined utilizing the Black-Scholes stock option valuation model. The significant assumptions used in the valuation were: the exercise prices as noted above; the market value of Ener1's common stock on the date of issuance, $0.66; expected volatility of 207%; risk free interest rate of approximately 1.74%; and a term of seven years.

The table below is an explanation of the components of redeemable preferred stock as of December 31, 2005:

	Ener1	EnerDel
	Series B	Series A

Face Value	$15,250	$8,000

Less initial fair value of warrant derivative	(5,514)	(4,620)

Less initial fair value of conversion option	—	(1,183)
Fair value at date of issuance	9,736	2,197
Cumulative accretion of discounts	2,182	1,980

Cumulative dividends	1,270	790
Carrying value December 31, 2005	$13,188	$4,967

19. DERIVATIVES

Ener1 evaluated the application of SFAS 133 and EITF 00-19 for the following:

•	the 2004 Debentures conversion, interest rate adjustment, registration delay payments, redemption premium, forced conversion, default premimum and change in control premium features;
•	warrants to purchase common stock associated with the 2004 Debentures (the "2004 Debenture Warrants");
•	the 2005 Debentures conversion, interest rate adjustment, registration delay payments, default premimum, redemption premium, forced conversion and change in control premium features;
•	warrants to purchase common stock associated with the 2005 Debentures (the "2005 Debenture Warrants");
•	EnerDel Series A Preferred Stock conversion feature;
•	warrants to purchase common stock issued to Delphi Corporation (the "Delphi Warrants");
•	Series B Preferred Stock conversion feature;
•	Series B Preferred Stock Put;
•	warrants to purchase common stock issued to the purchasers of the Series B Preferred Stock (the "Series B Preferred Stock Warrants");
•	warrants to purchase common stock issued to Ener1 Group, Inc. in connection with the acquisition by Ener1 Group, Inc. of Ener1 Battery Company from Ener1 Group, Inc. (“Battery Warrants”)
•	warrants to purchase common stock issued to Ener1 Group in connection with the exchange of stock, notes and warrants for debt (the "Exchange Warrants"); and
•	options to purchase common stock issued to ITOCHU Corporation (“ITOCHU Options").

Based on the guidance in SFAS 133 and EITF 00-19, Ener1 concluded all of these instruments, other than the conversion feature of the Series B Preferred Stock were required to be accounted for as derivatives. SFAS 133 and EITF 00-19 require Ener1 to bifurcate and separately account for the conversion and other derivatives features of the 2004 Debentures, 2005 Debentures and Series A Preferred Stock as embedded derivatives. Ener1 is required to record the fair value of the conversion features and the warrants and options on its balance sheet at fair value with changes in the values of these derivatives reflected in the consolidated statement of operations as “Gain (loss) on derivative liability.”

The Company determined that the Battery Warrants were a derivative liability under EITF 00-19 because share settlement of these warrants was not within the control of the Company as a result of the facts that: (1) the holder of the Battery Warrants was the controlling shareholder of the Company, and (2) the Battery Warrants contained dilution protection features, with no limit or cap on the number of shares that could be issued under the Battery Warrants. Therefore, the Company could not conclude that it had sufficient authorized and unissued shares to issue the number of shares potentially issuable under the Battery Warrants. The Company also determined that it could not conclude it had sufficient authorized and unissued shares to issue the number of shares required under the other warrants subsequently issued by the Company as described above. As a result, the Company determined that these warrants would also be treated as derivative liabilities because the Company could not conclude that it had sufficient authorized and unissued shares to settle the potential share issuances required under these warrants as long as the Battery Warrants were outstanding.

The 2004 Debentures and 2005 Debentures both contain more than one embedded derivative feature which SFAS 133 requires be accounted for as separate derivative instruments. The various embedded derivative features of each series of debentures have been bundled together as a single, compound embedded derivative instrument that has been bifurcated from the debenture in accordance with Derivatives Implementation Group Issue No. B15. The derivative features that have been bundled together in the compound embedded derivative include: (1) the conversion feature of the debentures, (2) the holder's right to force Ener1 to redeem the debentures after an event of default, (3) the holder's right to force Ener1 to redeem the debentures after a change in control, (4) Ener1's right to redeem the debentures after 3 years, (5) the requirement to pay an increased interest rate if Ener1 fails to achieve certain milestones, and (6) Ener1's right to convert the debentures into common stock if certain conditions are satisfied. The value of the compound embedded derivative liability was bifurcated from the debenture and recorded as a derivative liability, which results in a reduction of the initial carrying amount (as unamortized discount) of the related debenture at inception. The unamortized discount is being amortized to interest expense using the effective interest method over the life of the debenture.

The Company also determined that an agreement entered into in October 2004 under which Ener1 Group agreed to purchase at the Company’s request up to $3,000,000 of the Series B Preferred Stock plus warrants was a financial instrument (the "Series B Preferred Stock Put") which the Company is required to value as a derivative asset and mark to market at each balance sheet date.

The impact of the application of SFAS 133 and EITF 00-19 on the balance sheet as of December 31, 2004 and the impact on the balance sheet and statements of operations as of December 31, 2005 is as follows:

(dollars in thousands)	December 31, 2004	December 31, 2005	Gain
	(Restated)	(Restated)	(Restated)
2004 Debentures conversion	$14,319	$5,980	$8,339
2004 Debenture Warrants	11,040	3,520	7,520
2005 Debentures conversion	—	4,555	3,489
2005 Debenture Warrants	—	2,205	1,607
EnerDel Series A Preferred Stock conversion	1,183	—	1,183
Delphi Warrants	5,944	2,660	3,284
Series B Preferred Stock Warrants	7,095	3,135	4,057
Series B Preferred Stock Put	(266)	(496)	230
Debt Exchange Warrants	16,600	7,200	9,400
ITOCHU options (1)	—	—	—
Battery Warrants	57,960	26,220	31,740
Total	$113,875	$54,979	$70,849

(1) The ITOCHU Options had no value at December 31, 2004 and expired in January 2005.

Because the conversion option for the Series B Preferred Stock is contingent, the Series B Preferred Stock is not within the scope of SFAS 133 and EITF 00-19. If the contingency is resolved in the future and the holder becomes able to convert, Ener1 will assess whether the conversion option meets the definition of a derivative under SFAS 133.

For instruments with a single derivative, such as the warrants and the conversion feature derivatives of preferred stock, the Company uses the Black Scholes pricing model for determining the fair values. For instruments with compound embedded derivatives such as the 2004 Debentures and 2005 Debentures, the Company uses a lattice valuation model to value the compound embedded derivatives in the 2004 Debentures and 2005 Debentures

The Company valued the compound embedded derivative instruments in the 2004 Debentures and 2005 Debentures using a lattice valuation model, with the assistance of a valuation consultant. The lattice model values the compound embedded derivatives based on a probability weighted discounted cash flow model. This model is based on future projections of the five primary alternatives possible for settlement of the features included within the compound embedded derivative, including: (1) payments are made in cash, (2) payments are made in stock, (3) the holder exercises its right to convert the debentures, (4) Ener1 exercises its right to convert the debentures and (5) Ener1 defaults on the debentures. The Company uses the model to analyze (a) the underlying economic factors that influence which of these events will occur, (b) when they are likely to occur, and (c) the common stock price and specific terms of the debentures such as interest rate and conversion price that will be in effect when they occur. Based on the analysis of these factors, the Company uses the model to develop a set of potential scenarios. Probabilities of each scenario occurring during the remaining term of the debentures are determined based on management's projections. These probabilities are used to create a cash flow projection over the term of the debentures and determine the probability that the projected cash flow would be achieved. A discounted weighted average cash flow for each scenario is then calculated and compared to the discounted cash flow of the debentures without the compound embedded derivative in order to determine a value for the compound embedded derivative.

The primary determinants of the economic value of a compound embedded derivative under the lattice model are (1) the price of Ener1's common stock, (2) the volatility of Ener1's common stock price, (3) the likelihood that Ener1 will be required to pay registration delay payments, (4) the likelihood that an event of default or a change in control will occur, (4) the likelihood that the conversion price will be adjusted, (5) the likelihood that the Ener1 common stock will be listed on an exchange, (6) the likelihood that Ener1 will be able to obtain alternative financing and (7) the likelihood that Ener1 would be able to force conversion of the debentures.

The fair value of the compound derivative embedded in the 2004 Debentures as of the issue date (January 20, 2004) determined using the lattice valuation model was based on the following assumptions:

-	the price of Ener1's common stock would increase at a rate commensurate with the cost of equity, with a volatility of 130%;
-	95% likelihood that Ener1 would not be in default of its obligations under the resale registration agreement relating to the 2004 Debentures;
-	5% likelihood that an event of default or a fundamental change would occur, increasing over time;
-	reset events projected to occur with a weighted average adjustment factor of .989;
-	95% likelihood that Ener1 would force the conversion of the 2004 Debentures if the stock price reached $1.75;
-
the holders of the 2004 Debentures would convert the 2004 Debentures if Ener1's common stock price was $3.50, the resale registration statement was effective and Ener1 was not in default under the 2004 Debentures;

-	Ener1 would redeem the 2004 Debentures following the third anniversary of the issue date if Ener1's common stock price reached $1.50 or higher;
-	0% likelihood that Ener1 would be able to obtain alternative financing that would enable it to redeem the 2004 Debentures increasing 2.5% per quarter to a maximum of 25%; and
-	0% likelihood that Ener1's common stock would be listed on an exchange increasing 10% quarterly to a maximum of 90%.

Based on the management projections above, the Company assigned a probability to each scenario for each future period, and determined the appropriate cash flow for each scenario. This cash flow was then probability weighted and discounted to the present.

At the time of issue, the Company determined the probability weighed discounted cash flow of the 2005 Debentures with the various embedded derivatives and determined the discounted cash flow of the 2005 Debentures without the embedded derivatives. The cash flows were discounted by the risk-free rate based on the remaining term of the 2005 Debenturs. The Company determined that the implied value of the compound embedded derivatives was $11,505,000 for the 2004 Debentures at the date of issue.

The fair value of the compound derivative embedded in the 2004 Debentures as of December 31, 2005 determined using the lattice valuation model was based on the following assumptions:

•	the price of Ener1's common stock would increase at a rate commensurate with the cost of equity, with a volatility of 120%;
•
Ener1 would remain in default of its obligations under the resale registration agreement relating to the 2004 Debentures for four months from December 31, 2005, after which there would be a 95% likelihood that Ener1 would not be in default of its obligations under that agreement;

•	5% likelihood that an event of default or a fundamental change would occur, increasing .1% per quarter;
•	Reset events projected to occur with a weighted average adjustment factor of .989;
•	95% likelihood that Ener1 would force the conversion of the 2004 Debentures if the Ener1 common stock price reached $1.75;
•
the holders of the 2004 Debentures would convert the 2004 Debentures if Ener1's common stock price reached $3.50, the resale registration statement was effective and Ener1 was not in default under the 2004 Debentures;

•	Ener1 would redeem the 2004 Debentures following the third anniversary of the issue date if Ener1's common stock price reached $1.50 or higher;
•
The likelihood that Ener1 would be able to obtain alternative financing that would enable it to redeem the 2004 Debentures is 0%, increasing 2.5% per quarter to a maximum likelihood of 25% in the tenth quarter from December 31, 2005; and

•	0% likelihood that Ener1's common stock would be listed on an exchange, increasing 10% quarterly to a maximum likelihood of 90% within nine quarters.

Based on these management assumptions, the fair value of the compound embedded derivative in the 2004 Debentures as of December 31, 2005 was calculated by management to be $5,980,000.

The fair value of the compound derivative embedded in the 2004 Debentures as of December 31, 2004 determined using the lattice valuation model was based on the following assumptions:

•	the price of Ener1 common stock would increase at a rate commensurate with the cost of equity, with a volatility of 120%;
•
Ener1 would remain in default of its obligations under the resale registration agreement relating to the 2005 Debentures for four months from December 31, 2005, after which there would be a 95% likelihood that Ener1 would not be in default of its obligations under that agreement;

•	5% likelihood that an event of default or a fundamental change would occur;
•	Reset events projected to occur with a weighted average adjustment factor of .989;
•	95% likelihood that Ener1 would force the conversion of the 2005 Debentures if its common stock price reached $1.50;
•
the holders of the 2005 Debentures would convert the 2005 Debentures if Ener1 common stock price reached $1.75, the resale registration statement was effective and Ener1 were not in default under the 2004 Debentures;

•	Ener1 would redeem the 2005 Debentures following the third anniversary of the issue date if its common stock price reached $1.25 or higher;
•	0% likelihood that Ener1 would be able to obtain alternative financing that would enable it to redeem the 2005 Debentures, increasing 2.5% per quarter to a maximum likelihood of 25%; and
•	0% likelihood that Ener1 common stock would be listed on an exchange, increasing 10% quarterly to a maximum likelihood of 90% within nine quarters.

Based on these management assumptions, the fair value of the compound embedded derivative in the 2005 Debentures as of December 31, 2005 was calculated by management to be $14,359,000.

The fair value of the compound derivative embedded in the 2005 Debentures as of the issue date (March 11, 2005) determined using the lattice valuation model was based on the following assumptions:

-	the price of Ener1's common stock would increase at a rate commensurate with the cost of equity, with a volatility of 100%;
-	95% likelihood that Ener1 would not be in default of its obligations under the resale registration agreement relating to the 2004 Debentures;
-	5% likelihood that an event of default or a fundamental change would occur, increasing over time;
-	95% likelihood that Ener1 would force the conversion of the 2004 Debentures if the stock price reached $1.75;
-
the holders of the 2004 Debentures would convert the 2004 Debentures if Ener1's common stock price was $3.50, the resale registration statement was effective and Ener1 was not in default under the 2004 Debentures;

-	Ener1 would redeem the 2004 Debentures following the third anniversary of the issue date if Ener1's common stock price reached $1.50 or higher;
-	0% likelihood that Ener1 would be able to obtain alternative financing that would enable it to redeem the 2004 Debentures increasing 2.5% per quarter to a maximum of 25%; and
-	0% likelihood that Ener1's common stock would be listed on an exchange increasing 10% quarterly to a maximum of 90%.

Based on the management projections above, the Company assigned a probability to each scenario for each future period, and determined the appropriate cash flow for each scenario. This cash flow was then probability weighted and discounted to the present.

At the time of issue, the Company determined the probability weighed discounted cash flow of the 2005 Debentures with the various embedded derivatives and determined the discounted cash flow of the 2005 Debentures without the embedded derivatives. The cash flows were discounted by the risk-free rate based on the remaining term of the 2005 Debentures. The Company determined that the implied value of the compound embedded derivatives was $8,044,000 for the 2005 Debentures at the date of issue.

The fair value of the compound derivative embedded in the 2005 Debentures as of December 31, 2005 determined using the lattice valuation model was based on the following assumptions:

•	the price of Ener1's common stock would increase at a rate commensurate with the cost of equity, with a volatility of 120%;
•
Ener1 would remain in default of its obligations under the resale registration agreement relating to the 2005 Debentures for four months from December 31, 2005, after which there would be a 95% likelihood that Ener1 would not be in default of its obligations under that agreement;

•	5% likelihood that an event of default or a fundamental change would occur;
•	Reset events projected to occur with a weighted average adjustment factor of .893;
•	95% likelihood that Ener1 would force the conversion of the 2005 Debentures if the Ener1 common stock price reached $1.50;
•
the holders of the 2005 Debentures would convert the 2005 Debentures if Ener1's common stock price reached $1.75, the resale registration statement was effective and Ener1 was not in default under the 2004 Debentures;

•	Ener1 would redeem the 2005 Debentures following the third anniversary of the issue date if Ener1's common stock price reached $1.25 or higher;
•	0% likelihood that Ener1 would be able to obtain alternative financing that would enable it to redeem the 2005 Debentures, increasing 2.5% per quarter to a maximum likelihood of 25%; and
•
0% likelihood that Ener1's common stock would be listed on an exchange and meet the volume requirements set forth in the 2005 Debentures, increasing 10% quarterly to a maximum likelihood of 90% within nine quarters.

Based on these management assumptions, the fair value of the compound embedded derivative in the 2005 Debentures as of December 31, 2005 was calculated by management to be $4,555,000.

All of the above assumptions are reviewed quarterly and are subject to change based primarily on management's assessment of the probability of the events described occuring. Accordingly, changes to these assessments could materially affect the valuation.

The Company valued the asset value of the Series B Preferred Stock Put using the Black Scholes pricing model, with the assistance of a valuation consultant. The model uses a number of inputs including the value of the Series B Preferred Stock Warrants and the cost of alternative financing in order to compute the value of the Series B Preferred Stock Put. The assumptions used in the Black Scholes valuation model were: a risk free interest rate of 4.03%; the current stock price at date of issuance of $0.65 per share; the exercise price of the warrants of $1.25 and $1.50; the term of ten years; volatility of 450%; and dividend yield of 0.0%.

The Company used the Black Scholes pricing model to determine the fair values of the conversion feature derivatives of its warrants and preferred stocks. The model uses market sourced inputs such as interest rates, stock prices, and option volatilities, the selection of which requires management’s judgment, and which may impact net income or loss. Ener1 uses volatility rates based upon the closing stock price of its common stock since January 2002, when the Company underwent a change in control. Ener1 determined that share prices prior to this period do not reflect the ongoing business valuation of its current operations. Ener1 uses a risk free interest rate which is the U. S. Treasury bill rate for securities with a maturity that approximates the estimated expected life of a derivative or security. Ener1 uses the closing market price of the common stock on the date of issuance of a derivative or at the end of a quarter when a derivative is valued at fair value. The volatility factor used in the Black Scholes pricing model has a significant effect on the resulting valuation of the derivative liabilities on the balance sheet. The volatility has ranged from 296% to 135% during the years ending December 31, 2003, 2004 and 2005. The following table shows the volatility, risk free rate and market price used in the calculation of the Black Scholes call value for each derivative at issuance date and at the end of each year.

	Issue Date	Volatility	Risk Free Rate	Market Price	Term in Years
At Issuance date for:
2004 Debenture Warrants	1/21/2004	296%	3.5%	$1.65	10
2005 Debenture Warrants	3/11/2005	135%	3.5%	$0.75	5
EnerDel Series A Preferred Stock	10/20/2004	207%	1.8%	$0.66	3 mos.
Delphi Warrants	10/20/2004	207%	1.8%	$0.66	7
Series B Preferred Stock Warrants	10/15/2004	207%	1.8%	$0.65	10
Debt Exchange Warrants	11/14/2003	296%	1.0%	$0.98	10
ITOCHU options	7/1/2003	296%	1.0%	$1.40	6 mos.
Battery Warrants	9/6/2002	201%	1.7%	$0.05	10
Series B Preferred Stock Put	10/15/2004	450%	4.0%	$0.65	10

Prices and average rates at Year End:
December 31, 2003		296%	4.3%	$1.40
December 31, 2004		155%	4.1%	$0.85
December 31, 2005		145%	4.1%	$0.39

20. ENERDEL FORMATION

On October 26, 2004, the Company and each of Delphi Automotive Systems, LLC and Delphi Technologies, Inc. (collectively, “Delphi”) contributed their lithium battery assets to a newly organized Delaware corporation, EnerDel, Inc. (“EnerDel”). The Company completed the transactions pursuant to, among other documents, a Formation, Subscription and Stockholders’ Agreement (the “Formation Agreement”) by and between the Company and Delphi, dated as of October 20, 2004. Pursuant to the Formation Agreement, the Company received 80.5% of EnerDel’s issued and outstanding shares of common stock in consideration for the contribution by the Company and its subsidiaries of $15 million in cash, the right to use a building and certain lithium battery equipment owned by the Battery Company with an option to purchase such equipment for $1, and ownership of certain intellectual property, subject to exclusive, perpetual and royalty-free licenses granting Ener1 the right to use such intellectual property in areas not related to lithium batteries.

Also, pursuant to the Formation Agreement, Delphi received 19.5% of EnerDel's issued and outstanding shares of common stock, 8,000 shares of EnerDel’s Series A Preferred Stock (see Note 18); immediately exercisable warrants with a seven year term to purchase up to 1.75 million shares of the Company's common stock for $0.70 per share; and immediately exercisable warrants with a seven year term to purchase up to 5.25 million shares of the Company’s common stock for $1.00 per share. In consideration of the foregoing, Delphi contributed to EnerDel its lithium battery-related equipment valued at $8,517,600 and its lithium battery-related patent portfolio valued at $5,100,000, which is licensed back to Delphi for non-lithium battery uses under an exclusive, perpetual and royalty-free license. In addition, Delphi entered into an agreement with EnerDel pursuant to which EnerDel subleased those portions of Delphi’s Indianapolis facilities that contain lithium battery operations.

The consolidated financial statements include 100% of the assets and liabilities of EnerDel, and the ownership interest of Delphi, the minority investor, is recorded as a minority interest. The consolidated statement of operations includes 100% of the operations of EnerDel, and the minority interest income equal to 19.5% of EnerDel's operating losses and 100% of the dividends on the EnerDel Series A Preferred Stock, which is owned by Delphi, is reflected in minority interest income.

The Company recorded a minority interest in consolidated subsidiaries representing the 19.5% equity ownership in EnerDel held by Delphi Corporation at the date of the initial capitalization of EnerDel in October 2004. The minority interest balance sheet amount was reduced by minority interest income in 2004 and 2005 equal to 19.5% of EnerDel’s annual operating losses. Minority interest income was reduced by 100% of the dividends and accretion on the EnerDel Series A Preferred Stock in the amount of $406,000 and $2,364,000 for the years ending December 31, 2005 and 2004, respectively. The minority interest balance sheet amount was subsequently reduced to zero as of September 2005 as a result of the minority interest in the cumulative losses, and no additional minority interest income or loss will be recorded until the minority interest account returns to a positive balance.

The Company is accreting the discount on the EnerDel Series A Preferred Stock to the face amount of $8,000,000  through the earliest redemption date in October 2008. The EnerDel Series A Preferred Stock is owned 100% by Delphi, which owns the minority interest in EnerDel.

The Company recorded a charge to additional paid in capital of approximately $1 million as a result of its contribution of assets to EnerDel in excess of its proportionate ownership of EnerDel.

Some of the assets transferred by Delphi and Ener1 to EnerDel were considered to be assets to be used in Research and Development ("R&D") activities because the assets were being used in product development and prototyping efforts at the time of the contribution and none of the products under development were considered to be technologically or economically feasible. Although EnerDel expects to use the transferred assets in R&D activities on future product development and prototyping projects or for production of lithium batteries, because such uses are contingent upon the successful completion of current R&D projects, this equipment was expensed to R&D upon acquisition in accordance with Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs” ("SFAS No. 2"), which requires that assets to be used in R&D activities are to be immediately charged to income unless an “alternative future use” for the asset exists.

Consequently, due to the inability to meet the requirements for “alternative future uses” set forth in SFAS No. 2, the Company recorded the value of these assets as a charge to R&D expense. The schedule below sets forth the components of this charge to R&D expense:

Value of machinery and equipment transferred from Ener1 Battery Company to be used in research and development activities	$1,162,000
Value of intellectual property transferred from Delphi	5,100,000
Value of machinery and equipment transferred from Delphi	8,518,000
R & D materials acquired from Delphi	143,000
Total charges to R&D expense for transferred assets	$14,923,000

The Company, with the assistance of an independent valuation consulting used the income approach to value the lithium battery related equipment and intellectual property contributed by Delphi to EnerDel. In developing a value for the developed and in-process technology, the Company considered all available valuation methods and employed a form of the Income Approach known as the Multi-Period Excess Earnings Model. Management attempted to quantify the magnitude of earnings generated by the specific asset being examined and then discount that flow of cash to present value using a discount rate reflective of the relevant level of associated risk.

The primary assumption used in the application of the Multi-Period Excess Earnings Model is the discount rate used to calculate present value. The discount rate employed in the valuation of the assets contributed by Delphi to EnerDel was 26.3%

21. COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

On June 23, 2005 EnerDel decided to acquire new battery cell and automated battery cell manufacturing technology for high-rate batteries from Enerstruct, Ener1's joint venture with ITOCHU. In connection with this decision, EnerDel began restructuring its manufacturing facilities in Indianapolis and Fort Lauderdale to use the new battery cell and automated battery cell manufacturing technology. A total of 37 employees were terminated in Indianapolis and Fort Lauderdale and Ener1 determined that the equipment in the Fort Lauderdale facility would be used for R&D activities going forward. Ener1 charged the remaining net book value of the Fort Lauderdale's facility equipment of approximately $10,527,000 to R&D expenses. EnerDel incurred exit and disposal costs during 2005 associated with these changes in the amount of $1,040,000, and no additional costs are expected. These costs are predominantly severance and contract termination costs. In accordance with FASB No. 146, these costs are included in results of operations as research and development, selling, general, and administrative expenses.

22. IMPAIRMENT

In 2004, the Company recorded a charge to earnings to recognize the impairment of a portion of its battery manufacturing related assets located in its Fort Lauderdale facility. The amount of this charge was $8,289,000. Management determined that as a result of the reallocation of manufacturing capabilities in connection with the formation of EnerDel, the Company no longer expected to recognize revenues and positive net cash flows in excess of the equipment carrying values from the use of the equipment. The carrying value of the equipment was reduced to its estimated fair market value, which was determined based upon a valuation of the equipment performed in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

The valuation was performed using the guidance prescribed in SFAS No. 144 for “long-lived assets to be held and used” because the Company expected to use the equipment in future operations and the requirements for the “held for sale” model were determined not to have been met. In accordance with SFAS No. 144, the valuation specialist engaged by the Company calculated fair value as the amount at which the assets could be bought or sold in a current transaction between willing parties and not as a forced or liquidation sale. The valuation specialist determined the fair value of the equipment in accordance with the standards of SFAS No. 144 was approximately $11,900,000, resulting in an impairment loss of approximately $8,289,000.

Depreciation was suspended after the assets were determined to be impaired. Subsequently, the remaining value of the assets was expensed to R&D after it was determined that the equipment would be used for R&D activities. See Notes 19 and 20. The battery equipment was originally acquired in 2002 from a company under common control. The Company initially accounted for the equipment in accordance with the provisions of SFAS 141 at its historical cost basis.

23. COMMITMENTS AND CONTINGENCIES

Litigation

The Company receives communications from time to time alleging various claims. These claims include, but are not limited to, allegations that certain of the Company’s products infringe the patent rights of other third parties. The Company cannot predict the outcome of any such claims or the effect of any such claims on the Company’s operating results, financial condition, or cash flows.

On February 10, 2006, Kevin P. Fitzgerald, the Company’s former Chairman and Chief Executive Officer, filed a two count complaint against the Company in the Circuit Court for Broward County, Florida for breach of contract seeking money damages and specific performance based on the Company’s alleged breach of his employment agreement with him dated September 8, 2003.  Mr. Fitzgerald was dismissed as the Company’s Chairman and Chief Executive Officer on January 9, 2006.  Mr. Fitzgerald’s complaint claims he is entitled to additional salary, stock options, severance pay and unreimbursed expenses and benefits in an unspecified amount for the alleged breach of contract and seeks a court order extending the time period he purportedly has to require the Company to repurchase certain vested options pursuant to the terms of his employment agreement through and including April 10, 2006.  The complaint also seeks attorney’s fees. The Company intends to vigorously defend this litigation.

On January 13, 2006 Pankaj Dhingra, the former president of the Company's energy division, filed a one count complaint against the Company in the Circuit Court for Broward County Florida. The complaint claims the Company breached Mr. Dhingra's employment contract dated December 5, 2004, by failing to provide 30 days written notice of termination without cause, which Mr. Dhingra claims would have entitled him to an additional $25,000 in compensation, failing to pay a discretionary bonus in the amount of $250,000 and failing to reimburse certain expenses. The complaint also seeks attorney's fees in an unspecified sum. The Company intends to vigorously defend this litigation.

On February 24, 2006, A. Ernest Toth, Jr., the Company’s former Chief Financial Officer filed a one count complaint against us in the Circuit Court for Broward County, Florida for breach of contract. The complaint alleges that the Company breached his employment agreement dated June 1, 2005 and that he is entitled to six months of severance pay in the amount of $112,500, as well as reimbursable expenses.  The complaint alleges Mr. Toth was dismissed without cause and that he was therefore entitled to the severance.  The company dismissed Mr. Toth on January 7, 2006, for cause. The complaint also seeks attorney's fees.  The Company intends to vigorously defend this litigation.

Lease Commitments

Approximate future payments for all operating leases for years subsequent to December 31, 2005 are as follows:

2006	655,019
2007	448,849
2008	335,363
2009	264,510
2010	44,235
Total	$1,747,974

The 2005 table includes three months of rent payments in 2006 totaling $136,000 for rent of a plant under a month to month lease.

24. SUBSEQUENT EVENTS

On January 27, 2006, Ener1 Group exercised warrants to purchase a total 2,625,000 shares of the Company's common stock, and on February 7, 2006 Ener1 Group exercised warrants to purchase a total of 31,875,000 shares of the Company's common stock (for a total of 34,500,000 shares), all at an exercise price of $.08 per share. Total proceeds to the Company from the two exercise transactions were $2,760,000. The expiration date of the exercised warrants was 2012.

ENER1, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)
(In thousands except share data)

	June 30, 2006	December 31, 2005
ASSETS
Current assets
Cash and equivalents	$873	$2,306
Prepaid expenses and other current assets	169	189
Due from related parties	41	157
Total current assets	1,083	2,652

Property and equipment, net	3,706	3,042
Investment in EnerStruct, Inc.	476	805
Deferred debenture costs, net of amortization of $2,697 and $2,082	3,383	3,748
Other	74	202
Total assets	$8,722	$10,449

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Current portion of installment loan	25	24
Accounts payable and accrued expenses	6,154	3,276
Derivative liability	10,765	54,979
Total current liabilities	16,944	58,279

Long-term portion of installment loan	54	67
Convertible note due to related party, net of discount of $1,592	1,287	-
$19,700 convertible debentures, net of discount of $12,170 and $13,970	7,530	5,730
$14,225 convertible debentures, net of discount of $8,832 and $10,064	5,393	4,161
Total liabilities	31,208	68,237

Redeemable convertible preferred stock:
EnerDel, Inc. Series A Preferred, $.01 par value, 500,000 shares authorized,8,000 shares issued and outstanding; liquidation preference $8,000	6,159	4,967
Series B Preferred, $.01 par value, 180,000 shares authorized, 152,500 shares issued and outstanding; liquidation preference $15,250	14,560	13,188

Minority interest	-	-
Commitments and contingencies

STOCKHOLDERS' DEFICIT
Common Stock, $.01 par value, 750,000,000 shares authorized 416,974,874 and 347,455,751 issued and outstanding, respectively	4,170	3,475
Paid in capital	135,223	72,830
Accumulated deficit	(182,598)	(152,248)
Total stockholders' deficit	(43,205)	(75,943)
Total liabilities and stockholders' deficit	$8,722	$10,449

See notes to condensed consolidated financial statements.

ENER1, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands except share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Net sales	$9	$14	$27	$35
Cost of sales	-	-	-	-
Gross profit	9	14	27	35

Operating expenses
Manufacturing pre-production costs	-	1,340	-	2,132
General and administrative	12,510	2,200	16,469	5,015
Depreciation	98	96	199	398
Research and development	1,186	14,488	2,105	16,394
Total operating expenses	13,794	18,124	18,773	23,939
Net Loss from operations	(13,785)	(18,110)	(18,746)	(23,904)

Other income and (expense)
Interest expense	(3,162)	(2,819)	(6,005)	(4,750)
Registration delay payment	(647)	-	(1,518)	-
Equity in loss of EnerStruct, Inc.	(182)	(58)	(329)	(227)
Other	-	88	-	140
Gain on derivative liability	(14,120)	44,314	(3,748)	74,726
Total other income (expense)	(18,111)	41,525	(11,600)	69,889

Income (loss) before income taxes	(31,896)	23,415	(30,346)	45,985
Income taxes	-	-	-	-
Net income (loss) before minority interest	(31,896)	23,415	(30,346)	45,985
Minority interest	(596)	2,643	(1,192)	2,817
Net income (loss)	(32,492)	26,058	(31,538)	48,802
Preferred stock dividends	(679)	(739)	(1,372)	(1,480)
Net income (loss) attributable to common shareholders	$(33,171)	$25,319	$(32,910)	$47,322

Net income (loss) per share, basic	$(0.08)	$0.07	$(0.09)	$0.14
Net income (loss) per share, diluted	$(0.08)	$(0.01)	$(0.09)	$0.01
Weighted average shares outstanding:
Weighted average shares outstanding - Basic	402,907	347,456	385,778	347,456
Weighted average shares outstanding - Diluted	402,907	435,110	385,778	439,464

See notes to condensed consolidated financial statements.

ENER1, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands)

	Six Months Ended June 30,
	2006	2005
Net income (loss)	$(31,538)	$48,802

Adjustments to reconcile net loss to cash used by operating activities:
(Gain) loss on derivative liability	3,748	(74,726)
Minority interest	1,192	(2,817)
Research and development costs	-	10,527
Accretion of discount on debentures	3,032	2,138
Non cash interest expense related to financing costs	615	554
Depreciation	199	398
Compensation expense for stock options	774	502
Equity in loss from investment in EnerStruct	329	227
Assets transferred under Warrant Exercise Agreement	10,003	-
Changes in current assets and liabilities	2,939	(918)
Net cash used in operating activities	(8,707)	(15,313)

Investing Activities:
Capital expenditures	(863)	(255)
Net cash used in investing activities	(863)	(255)

Financing Activities:
Proceeds from issuance of senior secured debenture, net of costs	-	13,134
Proceeds from sale of preferred stock	-	250
Repayment of bank installment loan	(12)	(11)
Cash proceeds from convertible note related party	2,629	-
Proceeds from exercise of warrants	5,520	-
Net cash provided by financing activities	8,137	13,373

Net increase in cash and equivalents	(1,433)	(2,195)
Cash and cash equivalents beginning balance	2,306	14,091
Cash and cash equivalents ending balance	$873	$11,896

  See notes to condensed consolidated financial statements.

ENER1, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.     BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements for Ener1, Inc. (“Ener1” or the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB for quarterly reports under Section 13 or 15 (d) of the Securities Exchange Act of 1934 (the “Exchange Act”). Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and such adjustments are of a normal recurring nature. Operating results for the three and six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. The audited financial statements at December 31, 2005, which are included in the Company’s Annual Report on Form 10-KSB/A for the year ended December 31, 2005, should be read in conjunction with these condensed consolidated financial statements.

2.     GOING CONCERN

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Ener1 has experienced net operating losses since 1997 and negative cash flows from operations since 1999, and had an accumulated deficit of $183,000,000 as of June 30, 2006. It is likely that Ener1’s operations will continue to incur negative cash flows through December 31, 2006 and 2007 and additional financing will be required to fund Ener1’s planned operations through that time. If additional financing is not obtained, such a condition will give rise to substantial doubt about Ener1’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should Ener1 not be able to continue as a going concern.

During the three months ended June 30, 2006, the Company obtained interim operating funding from Ener1 Group, Inc. ("Ener1 Group") its controlling shareholder, through the shareholder's exercise of certain warrants and the shareholder's purchase of a convertible note with detachable warrants. The Company requires additional interim working capital financing until it raises permanent capital. The Company plans to raise substantial additional capital during 2006 from government sources including grants or public financing, or from strategic or financial investors. If the Company is unable to raise adequate permanent capital for its current plan of operations, it would have to curtail its research and development activities and adopt an alternative operating model to continue as a going concern.

3.     NATURE OF BUSINESS

Ener1, Inc. is a Florida corporation, founded in 1985 and headquartered in Fort Lauderdale, Florida. Ener1’s primary lines of business consist of the development and marketing of advanced Lithium-ion (“Li-ion”) batteries, fuel cells and nanotechnology-related manufacturing processes and materials.

The Company’s operations are conducted by Ener1 and three of its subsidiaries: EnerDel, Inc. (“EnerDel”), EnerFuel Inc. (EnerFuel”) and NanoEner, Inc. (“NanoEner”). Certain real estate and equipment assets used by the Company are held by Ener1 Battery Company (“Ener1 Battery” or the “Battery Company”). The Company owns 100% of EnerFuel and NanoEner and 90.5% of EnerDel. The Company owns approximately 48% of EnerStruct, a technology development joint venture with ITOCHU Corporation.

4.     SEGMENT REPORTING

As of June 30, 2006, the Company is organized based upon the following segments: battery, fuel cell and nanotechnology. The battery business develops and markets advanced lithium batteries. The fuel cell business develops and markets fuel cells and fuel cell systems. The nanotechnology business is developing nanotechnology related manufacturing processes and materials.

The accounting policies of the segments are the same as those described in the “Summary of Significant Accounting Policies.” Transactions between segments, consisting principally of product sales and purchases, are recorded at the consummated sales price. The Company determines reportable segments based on the way management organizes segments for decision making and performance assessment purposes. The Company regularly reviews the performance of its segments and allocates resources to them based on anticipated future contribution.

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Net sales
Battery business	$-	$14		$20
Fuel Cell business	9		27	15
Nanotechnology	-	-	-	-
Total Net Sales	$9	$14	$27	$35

Net income (loss)
Corporate	(30,168)	39,888	(26,459)	66,282
Battery business	(1,626)	(13,298)	(3,552)	(16,390)
Fuel Cell business	(510)	(309)	(1,118)	(579)
Nanotechnology	(188)	(223)	(409)	(511)
Net income (loss)	$(32,492)	$26,058	$(31,538)	$48,802

Assets
Corporate			5,156	13,529
Battery business			3,386	7,533
Fuel Cell business			128	10
Nanotechnology			52	12
Total assets			$8,722	$21,084

5.  $19,700,000 CONVERTIBLE DEBENTURES

On January 20, 2004, Ener1 issued $20,000,000 in aggregate principal amount of senior secured convertible debentures due January 2009 (the “2004 Debentures”) and warrants to purchase 16,000,000 shares of Ener1’s common stock. The net proceeds of the issuance totaled $18,527,000 after direct placement costs of $1,473,000, of which $1,200,000 was paid to the placement agent. In addition, Ener1 issued warrants to purchase 1,920,000 shares of common stock with an exercise price of $2.51 to the placement agent for the 2004 Debentures issuance. The fair market value of these warrants was $3,053,000. The direct placement costs and the fair market value of the warrants issued to the placement agent were recorded as deferred debenture costs. The 2004 Debentures mature on January 20, 2009. Ener1’s obligations under the 2004 Debentures are secured by collateral including land, building and battery production equipment owned by Ener1 Battery and used by EnerDel.

At the issuance date, the 2004 Debentures were convertible by the holder at any time into common shares at a price of $1.25 per share subject to adjustment upon certain events such as the sale of equity securities by Ener1 at a price below the then current conversion price of the debenture. As of June 30, 2006, the conversion price was $1.17. Ener1 may require that a specified amount of the principal of the 2004 Debentures be converted if certain conditions are satisfied for a period of 22 consecutive trading days.

During 2004, a holder of the 2004 Debentures converted $300,000 of principal into common shares. The conversion was accounted for by debiting the principal amount of the 2004 Debentures and crediting common stock and additional paid in capital by this amount. Ener1 also adjusted the conversion option derivative to its fair value immediately prior to conversion through adjustments to gain (loss) on derivative liability and then reduced the derivative liability by the proportionate amount of principal converted by crediting paid in capital.

Interest is due quarterly. All or a portion of the accrued and unpaid interest may be converted at the option of the debenture holder at any time under the same conversion terms as the principal. Coupon interest expense was $747,000 and $1,486,000 for the three and six months ended June 30, 2006 and 2005, respectively. All interest was paid, and no interest was converted. Through June 30, 2006, $262,000 of interest has been converted.

The initial interest rate was 5%, subject to increases to 7.5% if Ener1 did not achieve all of the specific milestones set forth in the 2004 Debentures by 180 days following the date of issuance of the 2004 Debentures and to 15% if Ener1 did not achieve all of the milestones within 365 days after issuance of the 2004 Debentures. The milestones were as follows: (1) the registration statement is available to cover resales of such shares or such shares may be immediately sold to the public under Rule 144(k); (2) the Company’s common stock is listed on the NASDAQ ® National Market, NASDAQ ® SmallCap Market or the New York Stock Exchange and trading on the stock has not been suspended; (3) an Event of Default (as defined in the 2004 Debentures) or an event that, with the passage of time or giving of notice, would constitute an Event of Default, shall not have occurred and be continuing; and (4) the closing bid price for the common stock shall be greater than $1.75 (subject to adjustment for stock splits, stock dividends and similar events). As a result of Ener1’s failure to achieve all of the milestones except the milestone related to Events of Default and the registration of the resale of the underlying shares, the interest rate was increased to 7.5% as of July 19, 2004 and 15% as of January 30, 2005.

From January 20, 2007 to January 20, 2008, Ener1 may prepay some or all of the principal at a price of 103% of unpaid principal plus accrued interest. From January 21, 2008 to January 20, 2009, Ener1 may prepay some or all of the principal at 101% of unpaid principal plus accrued interest. The 2004 Debentures are senior to Ener1’s existing and future indebtedness and pari passu with the 2005 Convertible Debentures (see Note 7). In the event of any “Default or Fundamental Change” as defined under the 2004 Debentures, the holder will be entitled to require Ener1 to redeem the 2004 Debentures at a price equal to 101% of the unpaid principal plus accrued interest.

Ener1 is required under the terms of the 2004 Debentures agreements to register the resale of the common stock underlying the debentures and associated warrants. If the registration statements are not available for use, Ener1 is required to make certain payments to the purchasers of the 2004 Debentures (the “registration delay payments”). The registration delay payments accrue at the rate of 1.5% of principal or approximately $295,000 per month until January 20, 2006, at which time the obligation to maintain the effectiveness of the resale registration statement for the common stock underlying the 2004 Debentures and associated warrants ended. The registration statements became unavailable for use in November 2005, and registration delay payments of $591,000 had accrued through the period ending January 20, 2006 and were unpaid at June 30, 2006. A holder that owns $10 million of the 2004 Debentures and $9.5 million of the 2005 Debentures (as defined below) has agreed to forbear for a specified time period from taking any action against the Company related to the non-payment of the registration delay payments as discussed in Note 17 - Subsequent Events.

Ener1 issued warrants to purchase 16,000,000 shares of common stock to the purchasers of the 2004 Debentures; the warrants had an exercise price of $2.51 at the issuance date, subject to adjustment upon certain events such as the sale of equity securities by Ener1 at a price below the then current exercise price. As of June 30, 2006, the adjusted exercise price was $2.23 per share. The warrants are exercisable at any time through January 20, 2010.

Ener1 is accounting for the conversion option in the 2004 Debentures and the associated warrants as derivative liabilities in accordance with SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock (“EITF 00-19”). The terms of the 2004 Debentures include several features that Ener1 is required to account for as derivatives, including (1) the conversion feature, (2) the holder's right to force Ener1 to redeem the debentures after an event of default, (3) the holder's right to force Ener1 to redeem the debentures after a change in control, (4) Ener1's right to redeem the debentures after 3 years, (5) the requirement to pay an increased interest rate if Ener1 fails to achieve certain milestones and (6) Ener1's right to convert the debentures into common stock if certain conditions are satisfied. These derivatives must be bundled together as a single, compound embedded derivative instrument that is bifurcated and accounted for separately from the debenture under SFAS 133 and Derivatives Implementation Group Issue No. B15.

6.  $14,225,000 CONVERTIBLE DEBENTURES

On March 14, 2005, Ener1 issued $14,225,000 in aggregate principal amount of senior secured convertible debentures due March 2009 (the “2005 Debentures”) and warrants to purchase 7,112,500 shares of Ener1’s common stock. The net proceeds of the issuance totaled $13,134,000 after direct placement costs of $1,091,000. Proceeds from the sale were used to pay expenses of the sale and for working capital. The 2005 Debentures are secured by the shares of EnerDel owned by Ener1. The 2005 Debentures mature on March 14, 2009.

Ener1 is required under the terms of the 2005 Debentures agreements to register the resale of the common stock underlying the debentures and associated warrants and maintain the listing or quotation of its common stock on the OTC Bulletin Board, the NASDAQ ® National Market, NASDAQ ® SmallCap Market or the New York Stock Exchange. If the registration statements are not available for use or Ener1’s common stock is not listed or quoted on the OTC Bulletin Board, the NASDAQ ® National Market, NASDAQ ® SmallCap Market or the New York Stock Exchange, Ener1 is required to make certain payments to the purchasers of the 2005 Debentures (the “registration delay payments”). Registration delay payments accrue at a fixed rate of $213,375 per month until the 2005 Debenture holders are able to use the resale registration statement and until Ener1’s common stock is quoted on the OTC Bulletin Board or other exchange. The registration statements became unavailable for use in November 2005, and the Company’s stock was neither traded or quoted or listed, as applicable, on the OTC Bulletin Board or other exchange from December 22, 2005 to April 6, 2006. Registration delay payments of $1,572,000 had accrued at June 30, 2006. A holder that owns $9.5 million of the 2005 Debentures and $10 million of the 2004 Debentures has agreed to forbear for a specified time period from taking any action against the Company related to the non-payment of the registration delay payments as discussed in the Note 17 - Subsequent Events.

At the issuance date, the 2005 Debentures were convertible by the holder at any time into common shares at a price of $1.00 per share subject to adjustment upon certain events, such as the sale of equity securities by Ener1 at a price below the then current conversion price of the debenture. As of June 30, 2006, the conversion price was $0.96. Ener1 may require that a specified amount of the principal of the 2005 Debentures be converted if certain conditions are satisfied for a period of 22 consecutive trading days. At any time on or after March 14, 2008, Ener1 may prepay some or all of the principal of the 2005 Debentures at 103% of the principal, plus accrued interest. The 2005 Debentures are senior to Ener1’s existing and future indebtedness and pari passu with the 2004 Debentures.

Interest is due quarterly. The current annual interest rate is 15%. All or a portion of the accrued and unpaid interest may be converted at the option of the debenture holder at any time under the same conversion terms as the principal. Coupon interest expense was $539,000 and $859,000 for the three and six months ended June 30, 2006, respectively. All interest was paid, and no interest has been converted.

The initial interest rate on the 2005 Debentures was initially 7.5% per year. The 2005 Debentures provided that the interest rate will increase to 15% per year effective 365 days after issuance of the 2005 Debentures if Ener1 fails to meet and maintain any of milestones set forth in the 2005 Debentures. The milestones were as follows: (1) the registration statement registering the resale of the shares underlying the 2005 Debentures and warrants is made and kept effective until the date on which the holders of the 2005 Debentures and warrants may sell all of their underlying shares; (2) Ener1’s common stock is listed on the NASDAQ ® National Market, NASDAQ ® SmallCap Market or the New York Stock Exchange and trading on the stock has not been suspended; (3) an Event of Default (as defined in the 2005 Debentures) or an event that, with the passage of time or giving of notice, would constitute an Event of Default, shall not have occurred and be continuing; (4) the closing bid price for Ener1’s common stock shall be greater than $1.50; and (5) trading volume of Ener1’s common stock shall have exceeded $500,000 per day for each of the preceding 30 days. As a result of Ener1’s failure to meet and maintain any of the milestones except the milestone related to Events of Default and the registration of the resale of the underlying shares, the interest rate increased to 15% per year, effective March 14, 2006.

In the event of any default as defined under the 2005 Debentures, the holder will be entitled to require Ener1 to redeem the 2005 Debentures at a price equal to (1) the greater of 105% of the unpaid principal and accrued interest or (2) the product of the number of shares the principal and accrued interest could be converted into at the time of default multiplied by the then current market price. In the event of any fundamental change as defined under the 2005 Debentures, the holder will be entitled to require Ener1 to redeem the 2005 Debentures at a price equal to 120% of the unpaid principal and accrued interest if the fundamental change occurs before the first anniversary of the issuance date, 115% of the unpaid principal and accrued interest if the fundamental change occurs between the first anniversary of the issuance date and the second anniversary of the issuance date, and 110% of the unpaid principal and accrued interest if the fundamental change occurs after the second anniversary of the issuance date.

The warrants issued in connection with the issuance of the 2005 Debentures were divided into Series A and Series B. Each Series A warrant entitles the holder to purchase a number of shares of common stock equal to 30% of the number of shares of common stock that would be issuable upon conversion of the original principal amount of the 2005 Debenture divided by the conversion price for an exercise price of $1.15 per share. As of June 30, 2006, the adjusted exercise price of the Series A warrant was $1.10. Each Series B warrant entitles the holder to purchase a number of shares of common stock equal to 20% of the number of shares of common stock that would be issuable upon conversion of the original principal amount of the 2005 Debenture divided by the conversion price for an exercise price of $1.25 per share. As of June 30, 2006, the adjusted exercise price of the Series B warrant was $1.19. Both Series A and Series B warrants are subject to adjustment upon certain events such as the sale of equity securities by Ener1 at a price below the exercise price. The warrants are exercisable, in whole or in part, at any time on or before March 14, 2010. The number of common shares issuable under the Series A and Series B warrants issued in connection with the 2005 Debentures are 4,267,500 and 2,845,000, respectively.

Ener1 issued warrants to purchase up to 426,750 shares of common stock with an exercise price of $1.00 to the placement agent for the 2005 Debentures issuance. The fair market value of these warrants was $213,000 and was allocated to deferred debenture costs along with $1,091,000 in placement fees incurred in the transaction.

Ener1 is accounting for the conversion option in the 2005 Debentures and the associated warrants as derivative liabilities in accordance with SFAS 133 and EITF 00-19.  The terms of the 2005 Debentures include several features that Ener1 is required to account for as derivatives, including (1) the conversion feature, (2) the holder's right to force Ener1 to redeem the debentures after an event of default, (3) the holder's right to force Ener1 to redeem the debentures after a change in control, (4) Ener1's right to redeem the debentures after 3 years, (5) the requirement to pay an increased interest rate if Ener1 fails to achieve certain milestones and (6) Ener1's right to convert the debentures into common stock if certain conditions are satisfied. These derivatives must be bundled together as a single, compound embedded derivative instrument that is bifurcated and accounted for separately from the debenture under SFAS 133 and Derivatives Implementation Group Issue No. B15.

7.     REDEEMABLE PREFERRED STOCK

Ener1, Inc. Series B Convertible Preferred Stock

In October 2004, Ener1 sold 150,000 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock”), plus warrants to purchase 4,166,666 shares of common stock at an exercise price of $1.25 and warrants to purchase 4,166,666 shares of common stock at an exercise price of $1.50 per share, for an aggregate purchase price of $15,000,000. Ener1 is accounting for the warrants in accordance with SFAS 133 and EITF 00-19. The proceeds were first allocated to the fair value of the freestanding warrants, and the remaining proceeds were allocated to the Series B Preferred Stock.

Also, in October 2004, the Company entered into an agreement with Ener1 Group under which Ener1 Group agreed to purchase, from time to time, at the Company's request, up to 30,000 shares of the Series B Preferred Stock (“Series B Preferred Stock Put”) at a purchase price of $100 per share (or an aggregate purchase price of $3,000,000), and warrants to purchase up to 833,334 shares of its common stock at an exercise price of $1.25 per share, and warrants to purchase up to 833,334 shares of its common stock at an exercise price of $1.50 per share. Under the agreement, if the Company requires Ener1 Group to purchase any of the Series B Preferred Stock and warrants pursuant to this agreement, the Company is required to pay Ener1 Group a fee equal to one-third of the aggregate purchase price for the securities purchased in return for the Ener1 Group’s assistance in arranging a prior sale of Series B Preferred Stock. In February 2005, Ener1 sold 2,500 shares of Series B Preferred Stock, plus warrants to purchase 69,445 shares of common stock at an exercise price of $1.25 and warrants to purchase 69,445 shares of common stock at an exercise price of $1.50 per share, for an aggregate purchase price of $250,000. The Series B Preferred Stock Put was terminated on March 30, 2006, in conjunction with an agreement with Ener1 Group to exercise certain Battery Warrants early.

The conversion feature for the Series B Preferred Stock is contingent upon Ener1 filing a registration statement with the Securities and Exchange Commission to register an underwritten offering of common stock. If this occurs, the holders of Series B Preferred Stock will have the right to convert up to one-half of their shares of Series B Preferred Stock into common stock for sale pursuant to the registration statement, subject to the discretion of the underwriters for the offering. The conversion ratio shall be established by dividing the liquidation value per share of the Series B Preferred Stock by the price for the common stock sold in the registered offering. Because of this contingency, the conversion option is not within the scope of SFAS 133 and EITF 00-19. If the contingency is triggered in the future and the holder receives the ability to convert, Ener1 will need to reassess whether the conversion feature meets the definition of a derivative under SFAS 133.

The Series B Preferred Stock is redeemable by the Company at any time in part or whole at 100% of the liquidation value as set forth in the Certificate of Designations for the Series B Preferred Stock, plus accrued and unpaid dividends. The Series B Preferred Stock is also redeemable at the option of the holder once none of the 2004 Debentures are outstanding. If such redemption occurs in full before maturity of the 2004 Debentures on January 20, 2009, the redemption price would be paid in 24 equal monthly installments beginning 30 days from the date of the Company’s receipt of a redemption notice from the holder. If such redemption occurs on January 20, 2009, the redemption price will be paid in twelve equal monthly installments, the first payment beginning February 19, 2009. In each case, the redemption payments would include all accrued and unpaid dividends. There are no registration rights associated with the warrants issued to the purchasers of the Series B Preferred Stock, or with the common stock underlying such warrants.

The Series B Preferred Stock is classified as temporary equity in accordance with EITF D-98 as the redemption features are not solely within the control of the Company. The holders of the Series B Preferred Stock are entitled to dividends payable semi-annually in arrears at the annual rate of 7%, which is payable in kind in the form of additional shares of Series B Preferred Stock for the first two years after issuance, and thereafter is payable in cash. The dividends are cumulative.

In connection with the issuances of its Series B Preferred Stock, Ener1 issued warrants to purchase up to 4,236,111 shares of common stock at an exercise price of $1.25 per share and warrants to purchase up to 4,236,111 shares of common stock at an exercise price of $1.50 per share. These warrants have a ten year term. Ener1 is not required to register the resale of the warrants or of the common stock issuable upon exercise of the warrants. The fair value of the warrants was determined utilizing the Black-Scholes valuation model. The significant assumptions used in the valuation are: the exercise prices as noted above; the market value of Ener1’s common stock on the date of issuance, $0.65 and $0.80 for October 2004 and February 2005, respectively; expected volatility of 207%; risk free interest rate of approximately 1.8%; and a term of ten years.

EnerDel Series A Convertible Preferred Stock

In October 2004, a subsidiary of Delphi Corporation purchased 8,000 shares of Non-Voting, Cumulative and Redeemable Series A Convertible Preferred Stock issued by EnerDel (“Series A Preferred Stock”) plus warrants to purchase Ener1 common stock for an aggregate purchase price of $8,000,000. The Series A Preferred Stock was convertible into 6,956,522 shares of Ener1 common stock until January 2005. No shares were converted.

Ener1 is accounting for the freestanding warrants and embedded conversion feature of the Series A Preferred Stock in accordance with SFAS 133. The proceeds were first allocated to the freestanding warrants at their fair value. The remaining proceeds were next allocated based on the with-and-without method first to the embedded conversion feature of the Series A Preferred Stock and then to the host instrument (Series A Preferred Stock).

When the term of the conversion feature expired in January 2005 with no value, the remaining liability of $1,183,000 was recorded as a reduction in the derivative liability and a corresponding gain on derivative liability in the first quarter of 2005.

The holders of the Series A Preferred Stock are entitled to dividends as declared by the Board of Directors at the annual rate of 8.25%, which is payable in cash annually on December 31. The dividends are cumulative.

If EnerDel has not redeemed all of the shares of Series A Preferred Stock on or before the 4th anniversary of the filing date of the certificate of designation for the Series A Preferred Stock, the holders will have the option to require EnerDel to redeem all of the Series A Preferred shares on 10 days notice. The Series A Preferred Stock is reported as temporary equity in accordance with EITF D-98 as the redemption features are not solely within the control of the Company.

In connection with the issuance of the Series A Preferred Stock, Ener1 issued warrants to purchase up to 1,750,000 shares of common stock at an exercise price of $0.70 per share and warrants to purchase up to 5,250,000 shares of common stock at an exercise price of $1.00 per share. These warrants have a seven year term. Ener1 is not required to register the resale of the warrants or of the common stock issuable upon exercise of the warrants. The fair value of the warrants was determined utilizing the Black-Scholes stock option valuation model. The significant assumptions used in the valuation are: the exercise prices as noted above; the market value of Ener1’s common stock on the date of issuance, $0.66; expected volatility of 207%; risk free interest rate of approximately 1.74%; and a term of seven years.

The following are the components of redeemable preferred stock as of June 30, 2006 (in thousands):

	Ener1 Series B	EnerDel Series A
Face value	$15,250	$8,000
Less initial fair value of warrant derivative	(5,514)	(4,620)
Less initial fair value of conversion option	-	(1,183)
Fair value at date of issue	9,736	2,197
Accumulated accretion of discounts	3,025	2,844
Cumulative dividends	1,799	1,118
Carrying value as of June 30, 2006	$14,560	$6,159

8.  ENERDEL FORMATION

On October 26, 2004, the Company and each of Delphi Automotive Systems, LLC and Delphi Technologies, Inc. (collectively, “Delphi”) contributed certain assets to a newly organized Delaware corporation, EnerDel, Inc. (“EnerDel”). The Company received 80.5% of EnerDel’s common stock. Delphi received 19.5% of EnerDel's common stock, 100% of EnerDel’s Series A Preferred Stock, warrants with a seven year term to purchase up to 1.75 million shares of the Company's common stock for $0.70 per share, and warrants with a seven year term to purchase up to 5.25 million shares of the Company’s common stock for $1.00 per share.

The consolidated financial statements include 100% of the assets and liabilities of EnerDel, and the ownership interest of Delphi, the minority investor, is recorded as a minority interest. The consolidated statement of operations includes 100% of the operations of EnerDel, and the minority interest income equal to 19.5% of EnerDel’s operating losses and 100% of the dividends on the EnerDel Series A Preferred Stock, which is owned by Delphi, is reflected in minority interest income.

The Company recorded a minority interest in consolidated subsidiaries representing the 19.5% equity ownership in EnerDel held by Delphi at the date of the initial capitalization of EnerDel in October 2004. The minority interest balance sheet amount was reduced by minority interest income in 2004 and 2005 equal to 19.5% of EnerDel’s annual operating losses. Minority interest income was reduced by the dividends and accretion on the EnerDel Series A Preferred Stock in the amount of $596,000 and $1,192,000 for the three and six months ended June 30, 2006 and $589,000 and $1,171,000 for the three and six months ended June 30, 2005 respectively. The minority interest balance sheet amount was reduced to zero as of September 2005 as a result of the minority interest in the cumulative losses, and no additional minority interest income or loss will be recorded until the minority interest account returns to a positive balance. The Company is accreting the discount on the EnerDel Series A Preferred Stock to the face amount of $8,000,000 through the earliest redemption date in October 2008.

9.  DERIVATIVES

Ener1 evaluated the features of the convertible note and 9,000,000 associated warrants issued to Ener1 Group on June 30, 2006 and the 20,000,000 warrants issued to Ener1 Group on June 30, 2006 under the Warrant Exercise Agreement, and determined that the instruments were not derivatives under SFAS 133 and EITF 00-19.

Ener1 previously evaluated the application of SFAS 133 and EITF 00-19 for the following:

•	the 2004 Debentures conversion, interest rate adjustment, registration delay payments, redemption premium, forced conversion default premium and change in control premium features;
•	warrants to purchase common stock associated with the 2004 Debentures (the "2004 Debenture Warrants");
•	the 2005 Debentures conversion, interest rate adjustment, registration delay payments, default premium and change in control premium features;
•	warrants to purchase common stock associated with the 2005 Debentures (the "2005 Debenture Warrants");
•	EnerDel Series A Preferred Stock conversion feature;
•	warrants to purchase common stock issued to Delphi Corporation (the "Delphi Warrants");
•	Series B Preferred Stock conversion feature;
•	Series B Preferred Stock Put;
•	warrants to purchase common stock issued to the purchasers of the Series B Preferred Stock (the "Series B Preferred Stock Warrants");
•	warrants to purchase common stock issued to Ener1 Group, Inc. in connection with the acquisition by Ener1 Group, Inc. of Ener1 Battery Company from Ener1 Group, Inc. (“Battery Warrants”)
•	warrants to purchase common stock issued to Ener1 Group in connection with the exchange of stock, notes and warrants for debt (the "Exchange Warrants"); and
•	options to purchase common stock issued to ITOCHU Corporation (“ITOCHU Options").

Based on the guidance in SFAS 133 and EITF 00-19, Ener1 concluded all of these instruments, other than the conversion feature of the Series B Preferred Stock were required to be initially accounted for as derivatives. SFAS 133 and EITF 00-19 require Ener1 to bifurcate and separately account for the conversion and other derivatives features of the 2004 Debentures, 2005 Debentures and Series A preferred stock as embedded derivatives. Ener1 is required to record the fair value of the conversion features and the warrants and options on its balance sheet at fair value with changes in the values of these derivatives reflected in the consolidated statement of operations as “Gain (loss) on derivative liability.”

The Company previously determined that the Battery Warrants were a derivative liability under EITF 00-19 because share settlement of these warrants was not within the control of the Company as a result of the facts that: (1) the holder of the Battery Warrants was the controlling shareholder of the Company, and (2) the Battery Warrants contained dilution protection features, with no limit or cap on the number of shares that could be issued under the Battery Warrants. Therefore, the Company could not conclude that it had sufficient authorized and unissued shares to issue the number of shares potentially issuable under the Battery Warrants. The Company also determined that it could not conclude it had sufficient authorized and unissued shares to issue the number of shares required under the other warrants subsequently issued by the Company as described above. As a result, the Company determined that these warrants would also be treated as derivative liabilities because the Company could not conclude that it had sufficient authorized and unissued shares to settle the potential share issuances required under these warrants as long as the Battery Warrants were outstanding.

As of June 30, 2006, the Battery Warrants had been fully exercised. As a result, the Company determined that it could conclude that it had sufficient authorized and unissued shares to issue the number of shares required under the other warrants described above and, therefore, all of these warrants, other than the 2005 Debenture Warrants, should not be treated as derivative liabilities as of June 30, 2006. The fair value of these warrants was marked to market on the date they no longer were accounted for as derivatives and derivative gain or loss was recorded. The balance of the derivative liability was then recorded as a contribution to paid in capital on June 30, 2006. The Company determined that the conversion and other derivative features of the 2004 Debentures and 2005 Debentures and the 2005 Debenture Warrants should continue to be treated as derivative liabilities as of June 30, 2006.

The 2004 Debentures and 2005 Debentures both contain more than one embedded derivative feature which SFAS 133 requires be accounted for as separate derivative instruments. The various embedded derivative features of each series of debentures have been bundled together as a single, compound embedded derivative instrument that has been bifurcated from the debenture in accordance with Derivatives Implementation Group Issue No. B15. The derivative features that have been bundled together in the compound embedded derivative include: (1) the conversion feature of the debentures, (2) the holder's right to force Ener1 to redeem the debentures after an event of default, (3) the holder's right to force Ener1 to redeem the debentures after a change in control, (4) Ener1's right to redeem the debentures after 3 years, (5) the requirement to pay an increased interest rate if Ener1 fails to achieve certain milestones, and (6) Ener1's right to convert the debentures into common stock if certain conditions are satisfied. The value of the compound embedded derivative liability was bifurcated from the debenture and recorded as a derivative liability, which results in a reduction of the initial carrying amount (as unamortized discount) of the related debenture at inception. The unamortized discount is being amortized to interest expense using the effective interest method over the life of the debenture.

The Company also determined that an agreement entered into in October 2004 under which Ener1 Group agreed to purchase at the Company’s request up to $3,000,000 of the Series B Preferred Stock plus warrants was a financial instrument (the "Series B Preferred Stock Put") which the Company was required to value as a derivative asset and mark to market at each balance sheet date. The Series B Preferred Stock Put was terminated on March 30, 2006. The fair value of Series B Preferred Stock Put was marked to market at the date of termination and a derivative gain was recorded. The balance of the derivative asset was then recorded as a reduction in paid in capital on the date of termination.

The impact of the application of SFAS 133 and EITF 00-19 on the balance sheets as of June 30, 2006 and 2005 and the statements of operations for the six months ended June 30, 2006 and 2005 are as follows:

	December 31,	June 30,	Gain		December 31,	June 30,	Gain
	2005	2006	(Loss)		2004	2005	(Loss)

2004 Debentures conversion	$5,980	$5,029	951		$14,319	$6,431	$7,888
2004 Debenture Warrants	3,520	-	(3,361	) (b)	11,040	3,040	8,000
2005 Debenture conversion	4,555	3,204	1,351		-	4,087	3,956
2005 Debenture Warrants	2,205	2,532	(327)		-	1,920	1,892
EnerDel Series A Preferred Stock conversion	-	-	-		1,183	-	1,183
Delphi Warrants	2,660	-	(228	) (b)	5,944	2,447	3,497
Series B Preferred Stock Warrants	3,135	-	(593	) (b)	7,095	3,916	3,179
Series B Preferred Stock Put	(496)	-	88	(a)	(266)	(685)	419
Battery Warrants	26,220	-	(229	) (c)	57,960	23,460	34,500
Debt Exchange Warrants	7,200	-	(1,400	) (b)	16,600	6,388	10,212
	$54,979	$10,765	$(3,748)		$113,875	$51,004	$74,726

(a)	The Series B Preferred Stock Put was terminated on March 30, 2006 and has no value on June 30, 2006.

(b)
As a result of the conversion of all of the Battery Warrants on June 30, 2006, these warrants were deemed to no longer be derivatives under SFAS 133 and EITF 00-19. The warrants were valued at fair value on June 30, 2006 with a corresponding gain or loss on derivatives. The warrants were then recorded as paid in capital on that date.

(c)
The Battery Warrants were exercised at various dates during the six months ending June 30, 2006, and there were no remaining unexercised warrants at June 30, 2006. Each warrant was valued at fair value on the date of exercise and a corresponding derivative gain or loss was recorded, and the remaining derivative liability was recorded as paid in capital on that date. Proceeds from exercise were also recorded as paid in capital.

Because the conversion option for the Series B Preferred Stock is contingent, the Series B Preferred Stock is not within the scope of SFAS 133 and EITF 00-19. If the contingency is resolved in the future and the holder becomes able to convert, Ener1 will assess whether the conversion option meets the definition of a derivative under SFAS 133.

The Company uses the Black Scholes pricing model for determining the fair values of its warrant derivatives and the conversion feature of the preferred stock. The Company uses a lattice valuation model to value the compound embedded derivatives in the 2004 Debentures and 2005 Debentures.

Lattice Valuation Model

The Company valued the compound embedded derivatives in the 2004 Debentures and 2005 Debentures using a Lattice Model with the assistance of a valuation consultant. The lattice model values the compound embedded derivatives based on a probability weighted discounted cash flow model. This model is based on future projections of the five primary alternatives possible for settlement of the features included within the compound embedded derivative, including: (1) payments are made in cash, (2) payments are made in stock, (3) the holder exercises its right to convert the debentures, (4) Ener1 exercises its right to convert the debentures and (5) Ener1 defaults on the debentures. The Company uses the model to analyze (a) the underlying economic factors that influence which of these events will occur, (b) when they are likely to occur, and (c) the common stock price and specific terms of the debentures such as interest rate and conversion price that will be in effect when they occur. Based on the analysis of these factors, the Company uses the model to develop a set of potential scenarios. Probabilities of each scenario occurring during the remaining term of the debentures are determined based on management’s projections. These probabilities are used to create a cash flow projection over the term of the debentures and determine the probability that the projected cash flow would be achieved. A discounted weighted average cash flow for each scenario is then calculated and compared to the discounted cash flow of the debentures without the compound embedded derivative in order to determine a value for the compound embedded derivative.

The primary determinants of the economic value of a compound embedded derivative under the lattice model are (1) the price of Ener1's common stock, (2) the volatility of Ener1's common stock price, (3) the likelihood that Ener1 will be required to pay registration delay payments, (4) the likelihood that an event of default or a change in control will occur, (5) the likelihood that the conversion price will be adjusted, (6) the likelihood that Ener1's common stock will be listed on an exchange, (7) the likelihood that Ener1 will be able to obtain alternative financing and (8) the likelihood that Ener1 would be able to force conversion of the debentures.

The fair value of the compound derivative embedded in the 2004 Debentures as of June 30, 2006 and 2005 determined using the lattice valuation model were based on the following management assumptions:

	2004 Debentures
	at June 30, 2006	at June 30, 2005
Assumptions:
The price of Ener1's common stock would increase at a rate commensurate with the cost of equity, with a volatility of:	120%	100%

Percent likelihood that Ener1 would not be in default of its obligations under the resale registration agreement relating to the 2004 Debentures:	95%	95%

Percent likelihood that an event of default or a fundamental change would occur, increasing over time:	5%	5%

Reset events projected to occur with a weighted average adjustment factor of :	0.989	0.989

Percent likelihood that Ener1 would force the conversion of the 2004 Debentures if the stock price reached $1.75:	95%	95%

The holders of the 2004 Debentures would convert the 2004 Debentures if the resale registration statement was effective, Ener1 was not in default under the 2004 Debentures, and Ener1's common stock price was:	$3.50	$3.50

Ener1 would redeem the 2004 Debentures following the third anniversary of the issue date if Ener1's common stock price reached:	$1.50	$1.50

Percent likelihood that Ener1 would be able to obtain alternative financing that would enable it to redeem the 2004 Debentures, increasing 2.5% per quarter to a maximum of 25%:	0%	0%

Percent likelihood that Ener1's common stock would be listed on an exchange increasing 10% quarterly to a maximum of 90%:	0%	0%

Based on these management assumptions, the fair value of these embedded derivatives as of June 30, 2006 and 2005 were calculated by management to be $5,029,000 and $6,431,000, respectively.

The fair value of the compound derivative embedded in the 2005 Debentures as of June 30, 2006 and 2005 determined using the lattice valuation model were based on the following management assumptions:

	2005 Debentures
	at June 30, 2006	at June 30, 2005
Assumptions:
The price of Ener1's common stock would increase at a rate commensurate with the cost of equity, with a volatility of:	120%	100%

In 2006, number of months that Ener1 would remain in default of the resale registration agreement relating to the 2005 Debentures, and in 2006 and 2005 the percent likelihood that Ener1 would not be in default of its obligations under that agreement:	2 months/ 95%	95%

Percent likelihood that an event of default or a fundamental change would occur:	5%	5%

Reset events projected to occur with a weighted average adjustment factor of:	0.973	0.973

Percent likelihood that Ener1 would force the conversion of the 2005 Debentures if the Ener1 common stock price reached $1.50:	95%	95%

The holders of the 2005 Debentures would convert the 2005 Debentures if the resale registration statement was effective, Ener1 was not in default under the 2004 Debentures and Ener1's common stock price reached:	$1.75	$1.75

Ener1 would redeem the 2005 Debentures following the third anniversary of the issue date if Ener1's common stock price reached:	$1.25	$1.25

Percent likelihood that Ener1 would be able to obtain alternative financing that would enable it to redeem the 2005 Debentures, increasing 2.5% per quarter to a maximum likelihood of 25%:	0%	0%

Percent likelihood that Ener1's common stock would be listed on an exchange and meet the volume requirements set forth in the 2005 Debentures, increasing 10% quarterly to a maximum likelihood of 90%:	0%	0%

Based on these management assumptions, the fair value of the compound embedded derivative in the 2005 Debentures as of June 30, 2006 and 2005 were calculated by management to be $3,204,000 and $4,087,000, respectively.

All of the above assumptions are reviewed quarterly and are subject to change based primarily on management’s assessment of the probability of the events described occurring. Accordingly, changes to these assessments could materially affect the valuation.

Black Scholes Valuation Model

The Company valued the asset value of the Series B Preferred Stock Put using the Black Scholes pricing model with the assistance of a valuation consultant. The model uses a number of inputs including the value of the Series B Preferred Stock Warrants and the cost of alternative financing in order to compute the value of the Series B Preferred Stock Put. The assumptions used in the Black Scholes valuation model were: a risk free interest rate of 4.03%; the current stock price at date of issuance of $0.65 per share; the exercise price of the warrants of $1.25 and $1.50; the term of ten years; volatility of 450%; and dividend yield of 0.0%. The Series B Preferred Stock Put was terminated on March 30, 2006 in conjunction with an agreement with Ener1 Group. Accordingly, the Series B Preferred Stock Put had no value at June 30, 2006.

The Company used the Black Scholes pricing model to determine the fair values of the conversion feature derivatives of its warrants and preferred stocks. The model uses market sourced inputs such as interest rates, stock prices, and option volatilities, the selection of which requires management’s judgment, and which may impact net income or loss.  Ener1 uses volatility rates based upon the closing stock price of its common stock since January 2002, when the Company underwent a change in control. Ener1 determined that share prices prior to this period do not reflect the ongoing business valuation of its current operations. Ener1 uses a risk free interest rate which is the U. S. Treasury bill rate for securities with a maturity that approximates the estimated expected life of a derivative or security. Ener1 uses the closing market price of the common stock on the date of issuance of a derivative or at the end of a quarter when a derivative is valued at fair value. The volatility factor used in the Black Scholes pricing model has a significant effect on the resulting valuation of the derivative liabilities on the balance sheet. The volatility has ranged from 296% to 135% during the years ending December 31, 2003, 2004 and 2005. The following table shows the volatility, risk free rate and market price used in the calculation of the Black Scholes call value for each derivative at issuance date and at the end of each year and June 30, 2006.

	Issue Date	Volatility	Risk Free Interest Rate	Market Price	Term in Years
At Issuance date for:
2004 Debenture Warrants	1/21/2004	296%	3.5%	$1.65	10
2005 Debenture Warrants	3/11/2005	135%	3.5%	$0.75	5
EnerDel Series A Preferred Stock	10/20/2004	207%	1.8%	$0.66	3 mos.
Delphi Warrants	10/20/2004	207%	1.8%	$0.66	7
Series B Preferred Stock Warrants	10/15/2004	207%	1.8%	$0.65	10
Series B Preferred Stock Put	10/15/2004	450%	4.0%	$0.65	10
Battery Warrants	9/6/2002	201%	1.7%	$0.05	10
Debt Exchange Warrants	11/14/2003	296%	1.0%	$0.98	10

Prices and average rates at:
December 31, 2003		296%	4.3%	$1.40
December 31, 2004		155%	4.1%	$0.85
December 31, 2005		145%	4.1%	$0.39
June 30, 2006		141%	5.1%	$0.47

10.     INVESTMENT IN ENERSTRUCT

In 2003, the Company invested $2,003,000 in EnerStruct, Inc. (“EnerStruct”), a Japanese company, in exchange for an initial 49% ownership interest. ITOCHU Corporation (“ITOCHU”) invested $1,100,000 plus equipment totaling approximately $500,000 for an initial 51% ownership interest. Through June 30, 2006, the Company’s investment in EnerStruct was reduced by $1,527,000 which represents the Company’s share of EnerStruct losses through that date. As a result of subsequent ITOCHU and third party investments in EnerStruct, Ener1’s interest in EnerStruct has been reduced to 42% at June 30, 2006.

In April 2005, EnerDel entered into an agreement with EnerStruct, under which EnerDel paid EnerStruct $1,000,000 in prepayment for engineering services related to optimization of EnerDel’s planned lithium battery production and further development of EnerStruct’s high-rate battery technology. If development of this technology is successfully completed, use of such technology would be licensed to EnerDel on terms set forth in the agreement and certain other terms to be negotiated at that time.

Summarized financial information of EnerStruct is as follows as of June 30, 2006 and for the three month period then ended:

Cash	$1,376,000
Total assets	2,511,000
Total liabilities	223,000
Net (loss)	(182,000)

11.   RELATED PARTY TRANSACTIONS

Intercompany transactions with Ener1 Group

Ener1 Group and its subsidiaries have from time to time used various services and employees of the Company. The Company billed Ener1 Group and its subsidiaries for the actual cost of these services and employees. Similarly, the Company has from time to time used various services and employees of Ener1 Group and its subsidiaries, and Ener1 Group has billed the Company for the actual cost of these services and employees. As of June 30, 2006, the net balance due to the Company from Ener1 Group and its subsidiaries was $41,000.

In January 2006, Ener1 Group agreed to assume Ener1’s lease on an office in New York City, New York, for which the monthly rent is $35,520. The lease expires in September 2010. Ener1 expensed the leasehold improvements made to this office space in the amount of $60,000 during the quarter ending March 31, 2006. The lease payments on the office space are secured by a letter of credit in the name of Ener1; the letter of credit is secured by a cash collateral account in the amount of $224,000. The Company intends to cancel the letter of credit so that the collateral will be released. The letter of credit has not been cancelled as of June 30, 2006.

Ener1 Group Financing

Effective as of October 15, 2004, the Company entered into an agreement with Ener1 Group under which Ener1 Group agreed to purchase, from time to time, at the Company’s request, up to 30,000 shares of the Series B Preferred Stock ( the “Series B Preferred Stock Put ” ) at a purchase price of $100.00 per share (or an aggregate purchase price of $3,000,000), and warrants to purchase up to 833,334 shares of its common stock at an exercise price of $1.25 per share, and warrants to purchase up to 833,334 shares of its common stock at an exercise price of $1.50 per share. Under the agreement, if the Company requires Ener1 Group to purchase any of the Series B Preferred Stock and warrants pursuant to this agreement, the Company is required to pay Ener1 Group a fee equal to one third of the aggregate purchase price for the securities purchased by Ener1 Group in return for Ener1 Group’s assistance in arranging a prior sale of Series B Preferred Stock. In February 2005, at the Company’s request, Ener1 Group purchased 2,500 of the Company’s Series B Preferred stock and warrants to purchase 138,890 shares of the Company’s common stock, for an aggregate purchase price of $250,000, and Ener1 paid Ener1 Group a fee of $83,333. In consideration of Ener1 Group’s exercise of certain warrants prior to their expiration as described below, the Company agreed on March 30, 2006 to terminate Ener1 Group’s obligation to purchase additional Series B Preferred Stock.

Warrant Exercise Agreement

On March 30, 2006, the Company and Ener1 Group entered into an agreement (the “Warrant Exercise Agreement”), under which: (1) Ener1 Group agreed to exercise certain warrants; (2) Ener1 agreed to transfer Ener1’s entire equity interest in Ener EL Holdings, Inc. (“Ener EL”), to Ener1 Group; (3) Ener1 and Ener1 Group terminated the letter agreement between Ener1 Group and Ener1 dated October 15, 2004 regarding Ener1 Group’s commitment to purchase shares of Ener1 Series B Preferred Stock and warrants to purchase Ener1 stock; (4) each of Ener1 and Ener1 Group agreed to release the other company from outstanding obligations with respect to intercompany services provided by each company to the other as of March 30, 2005, and (5) the companies agreed that after Ener1 Group exercises the balance of the Battery Warrants to purchase 24,500,000 shares of Ener1 common stock, Ener1 shall issue to Ener1 Group a new immediately exercisable, ten-year warrant to purchase 20,000,000 shares of Ener1 common stock at an exercise price of $0.50 per share. In connection with the transactions contemplated by the Warrant Exercise Agreement, Ener1 expensed (1) $115,000 in connection with the transfer of Ener1’s entire equity interest in Ener EL to Ener1 Group which was recorded at fair value which approximated the carrying value, (2) $584,000 representing the fair value of the Series B Preferred Put that was terminated, and (3) $228,000 of intercompany receivables, at fair value which approximates cost, from Ener1 Group in order to release Ener1 Group from outstanding obligations to Ener1 for intercompany services and payments provided to Ener1 Group as of March 30, 2006. On June 30, 2006, Ener1 Group completed the exercise of the remaining Battery Warrants. The Company issued the warrants described above to purchase 20,000,000 shares to Ener1 Group and recorded the fair value of these warrants, $9,200,000, as an expense on the date they were issued on June 30, 2006.

Ener1 Group exercised the Battery Warrants to purchase an aggregate of 44,500,000 and 24,500,000 shares of the Company’s common stock at an exercise price of $.08 per share during the quarters ending March 31 and June 30, 2006, respectively. Total proceeds to the Company from the exercise transactions were $3,560,000 and $1,960,000 during the quarters ending March 31 and June 30, 2006, respectively. The expiration date of the exercised warrants was 2012. Paid in capital increased $11,972,000 and $31,279,000 during the three and six months ended June 30, 2006 due to the exercise of the Battery Warrants comprised of $3,115,000 and $1,715,000, respectively, from the proceeds in excess of the par value of the Common Stock and $16,192,000 and $10,257,000, respectively, from the fair value of the Battery Warrant derivative at the dates of exercise.

Ener1 Group 2006 Convertible Note and Warrants

On June 30, 2006, the Company issued a subordinated, convertible note to Ener1 Group in the principal amount of $3,250,000, which amount included $250,000 that Ener1 was required to pay as a financing fee to Ener1 Group. The net loan proceeds of $3,000,000, of which $2,629,000 was received at June 30, 2006 and $371,000 was received in July 2006, will be used for working capital. The note bears interest at the rate of 10% per annum. All interest accrues until the maturity of the note on April 15, 2009, at which time all principal and accrued interest are payable in full. The note is subordinated to the rights of the holders of the 2004 Debentures and 2005 Debentures. Once all of the Company's obligations under the 2004 Debentures and 2005 Debentures have been satisfied, the note will be convertible at Ener1 Group's option into shares of the Company’s common stock at the conversion price of $.50 per share. Ener1 Group may accelerate the amounts due under the note if none of the 2004 or 2005 Debentures are outstanding and certain bankruptcy events occur with respect to the Company.

In connection with the note, the Company issued to Ener1 Group immediately exercisable warrants to purchase up to 9,000,000 shares of the Company’s common stock at an exercise price of $.50 per share. These warrants have a five year term.

Ener1 is accounting for the warrant and conversion feature of the note issued to Ener1 Group in accordance with EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments.” The proceeds were first allocated to the warrants at their relative fair value, which was $1,592,000 at June 30, 2006, and credited to paid in capital. The Company recorded a discount to the convertible note in the amount of $1,592,000, which will be amortized over the life of the note as interest expense. The intrinsic value of the conversion feature was $1,419,000 at June 30, 2006.  No entry was made to record the value of the conversion feature because the ability of the holder to convert is contingent on Ener1’s repayment of the 2004 Debentures and 2005 Debentures which is considered outside of the holder’s control.  Once the 2004 Debentures and 2005 Debentures are repaid, Ener1 will revalue the benefit of the conversion feature and, depending on the results of that valuation, possibly record that value as a credit to paid in capital.

12.  STOCK ISSUANCES DURING QUARTER ENDED JUNE 30, 2006

Ener1 issued 51,091 shares of common stock to a firm as compensation for public relations services during the quarter ended June 30, 2006 and recorded general and administrative expense of $20,000.

13. STOCK BASED COMPENSATION

Adoption of New Accounting Guidance and Transition

At January 1, 2006, the Company has five stock-based employee, executive and director compensation plans. Prior to December 31, 2005, the Company accounted for these plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees , and related Interpretations, (“APB 25”) as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”).

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123R, Share-Based Payment, and related interpretations (“SFAS No. 123R”) using the modified-prospective transition method. Under that method, compensation cost recognized in the first quarter of 2006 includes (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, December 31, 2005 based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (b) compensation cost for all share-based payments granted on or subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. Compensation cost is being recognized on a straight-line basis over the requisite service period for the entire award in accordance with the provisions of SFAS No. 123R. Results for the prior periods have not been restated.

Valuation and Expense Information under SFAS No. 123R

As a result of adopting Statement 123(R) on January 1, 2006, the Company’s income before income taxes and net income for the quarter ended June 30, 2006 are $389,000 lower than if it had continued to account for share-based compensation under APB 25. Basic and diluted loss per share for the quarter ended June 30, 2006 would have been $(0.08) and ($0.08), respectively, if the Company had not adopted Statement 123(R), compared to reported basic and diluted loss per share $(0.08) and ($0.08), respectively. The Company recorded share based compensation costs of $389,000 for the second quarter of 2006.

As required by SFAS No. 123R, the Company estimates forfeitures of employee stock options and recognizes compensation cost only for the portion of those awards expected to vest. Forfeiture rates are estimated to be 10% of total outstanding options. Estimated forfeitures are adjusted to actual forfeiture experience as needed.

In connection with the adoption of SFAS No. 123R, the Company estimates the fair value of each stock option on the date of grant using a Black Scholes Model valuation model, applying the following assumptions, and amortizes the estimated fair value to expense over the option’s vesting period using the straight-line attribution approach.

Expected Term: The expected term represents the period over which the share-based awards are expected to be outstanding. It has been determined using the “shortcut method” described in Staff Accounting Bulletin Topic 14.D.2, which is based on a calculation that determines the midpoint between the vesting date and the end of the contractual term.

Risk-Free Interest Rate: The Company based the risk-free interest rate used in its assumptions on the implied yield currently available on U.S. Treasury issues with a remaining term equivalent to the stock option award’s expected term. The average risk free interest rate used through June 30, 2006 was 3.5%.

Expected Volatility: The Company uses volatility rates based upon the weekly closing stock price of the Company’s common stock since January 2002, when the Company underwent a change in control. The Company determined that share prices prior January 2002 do not reflect the ongoing business valuation of the Company’s operations. The average expected volatility used during the period options were granted was 100%.

Expected Dividend Yield: The Company does not intend to pay dividends on its common stock for the foreseeable future. Accordingly, the Company uses a dividend yield of zero in its assumptions.

A summary of option activity under the Company’s stock plans as of June 30, 2006 and the changes during the second quarter of 2006 is presented below:

Options	Number of Options	Weighted Average Price	Average Remaining Contractual Term	Intrinsic Value
Outstanding at December 31, 2005	24,605,617	$0.53
Granted	-
Exercised	(319,314)
Forfeited or expired	(10,484,198)	$0.59
Outstanding at June 30, 2006	13,802,105	$0.45	7.0	$1,756
Vested or expected to vest at June 30, 2006	12,327,858	$0.49	7.5	$1,694
Exercisable at June 30, 2006	8,059,637	$0.50	7.4	$1,130

 No options were granted and options to purchase 319,314 shares were exercised in the second quarter of 2006. As of June 30, 2006, there was $1,066,000 of total unrecognized compensation cost related to the stock options granted under the Company stock plans. That cost is expected to be recognized over a weighted-average period of 8.0 years.

Performance Share Option Plan

Effective October 1, 2005, an officer of EnerDel was granted an option to purchase 1,000,000 shares of Ener1, Inc. common stock at the exercise price of $.49 per share, vesting 25% on each of the first four anniversaries of the date of the grant. The officer’s right to exercise this option is subject to EnerDel achieving certain revenue thresholds. The performance goals are not expected to be met at this time, and no compensation cost has been recognized in the three months ended June 30, 2006 in connection with this plan.

Pro Forma Information Under SFAS No.123 for Periods Prior to 2006

Until January 1, 2006, the Company accounted for stock options under the intrinsic value method specified in APB 25 and adopted the disclosure-only provisions of SFAS No. 123 for periods prior to January 1, 2006. Accordingly, compensation cost for prior reported periods has been recognized for grants under the stock option plans only when the exercise prices of employee stock options were less than the market prices or fair values of the underlying stock on the date of grant.

The table below illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted in the three and six months ending June 30, 2005.

	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
Net income as reported	$26,058	$48,802
Add stock-based compensation
determined under intrinsic
value-based method	265	529
Less stock-based compensation
determined under fair value-
based method	(931)	(1,851)
Net income pro forma	25,392	47,480
Preferred stock dividends	(739)	(1,480)
Net income attributable
to common shareholders pro forma	$24,653	$46,000

Net income per share, pro forma basic	$0.07	$0.13
Net income per share, pro forma diluted	$(0.01)	$0.01

15.   EARNINGS PER SHARE

Basic net income per share is computed by dividing the net income attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that would be issued upon exercise of common stock warrants and from the conversion of the Company’s convertible debentures. Weighted-average common shares for the quarter ending June 30, 2006 do not include the common stock equivalents represented by common stock options and the 2004 Debentures because their inclusion would be anti-dilutive. The Company’s Series B Convertible Preferred Stock was not convertible at June 30, 2006 or June 30, 2005 and these common stock equivalents were excluded from the earnings per share calculations. Diluted earnings per share is computed using the net income attributable to common shareholders and adjusted by the income statement effect of warrants, options and convertible instruments as if the dilutive securities had been converted at the beginning of the period. If a debt security is deemed to be dilutive, the related interest expense, including accretion of debenture discounts, and the gain or loss on the related embedded derivative liability are added back to the income or loss for the purposes of computing diluted earnings or loss per share. The dilutive effect of outstanding stock options and warrants is reflected in diluted net income or loss per share by application of the treasury stock method. The dilutive effect of outstanding convertible securities is reflected in diluted net income or loss per share by application of the if-converted method.

The following potential common shares have been included in the computation of diluted net loss per share for all periods presented:
	Quarter Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
(in thousands)
Weighted Average Shares Outstanding - Basic	402,907	347,456	385,778	347,456
Plus net shares from assumed conversion of warrants
under treasury stock method	-	57,413	-	60,265
Plus net shares from assumed conversion of options
under treasury stock method	-	-	-	6,925
Plus shares from assumed conversion of
convertible instruments:
2004 Debentures	-	16,016	-	16,016
2005 Debentures	-	14,225	-	8,802
Weighted Average Shares Outstanding - Diluted	402,907	435,110	385,778	439,464

The following is a reconciliation of net income as reported and net income used in the numerator for the calculation of diluted earnings per share:
	Quarter Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
(in thousands)
Net income as reported	$(32,492)	$26,058	$(31,538)	$48,802
Less preferred stock dividends and accretion	(679)	(739)	(1,372)	(1,480)
Add interest expense and accretion of discount on
convertible debentures	-	2,634	-	4,431
Less derivative gain on convertible debentures	-	(10,527)	-	(11,844)
Less derivative gain on warrants	-	(22,770)	-	(34,971)
Net loss computed for diluted net loss per share	$(33,171)	$(5,344)	$(32,910)	$4,938

16. COMMITMENTS AND CONTINGENCIES

Litigation

The Company receives communications from time to time alleging various claims. These claims include, but are not limited to, allegations that certain of the Company’s products infringe the patent rights of other third parties. The Company cannot predict the outcome of any such claims or the effect of any such claims on the Company’s operating results, financial condition, or cash flows.

On February 10, 2006, Kevin P. Fitzgerald, Ener1’s former Chairman and Chief Executive Officer, filed a complaint against the Company in the Circuit Court for Broward County, Florida for breach of contract and specific performance based on an alleged breach of his employment agreement dated September 8, 2003.  Mr. Fitzgerald was dismissed as Ener1’s Chairman and Chief Executive Officer on January 9, 2006.

The court has granted summary final judgment in favor of Ener1 on the claims in Count 2 of Mr. Fitzgerald's complaint.  The claims in Count 2 included a request for relief in the form of an injunction extending the then-expired time period for Mr. Fitzgerald to exercise his rights under his employment contract to require Ener1 to pay him an amount equal to the cash value of his vested stock options.  Count 2 also sought relief in the form of an injunction requiring Ener1 to continue to vest options in favor of Mr. Fitzgerald during the 45 days following his termination.  Mr. Fitzgerald had claimed that he was entitled to 45 days prior notice of a decision to terminate his employment and therefore his termination did not become effective and his options continued to vest for 45 days after January 9, 2006.  Count 1 of Mr. Fitzgerald's complaint, which alleges claims for breach of contract for failure to pay two years of severance, is still pending.  The Company intends to vigorously defend against the charges made in this litigation.

17.   SUBSEQUENT EVENTS

On August 9, 2006, Ener1, Inc., entered into a Forbearance Agreement with Satellite Asset Management, L.P. ("Satellite"), a holder of the Company's 2004 Debentures and 2005 Debentures. Satellite had delivered a letter, dated August 7, 2006, to the Company pursuant to Section 6(d)(ii) of the 2004 Debentures and Section 6(e)(ii) of the 2005 Debentures providing notice of a default under the 2004 and 2005 Debentures as a result of the Company's failure to make certain payments to Satellite totaling $1,549,750 as of July 31, 2006, required under the terms of the Registration Rights Agreements relating to the Debentures. Under the Forbearance Agreement, Satellite rescinded this notice of default and agreed to forbear from any action for the "Forbearance Period" (as defined below) arising from Ener1's failure to make payments due to Satellite under the terms of the Registration Rights Agreements relating to the 2004 and 2005 Debentures.

Ener1 agreed under the Forbearance Agreement to issue a promissory note in the principal amount of $750,000 to Ener1 Group and deposit proceeds of such note equal to $739,375, representing the amount of interest that will be due and payable to Satellite under the 2004 and 2005 Debentures on September 30, 2006, in a trust account for Satellite's benefit. These funds will be paid to Satellite on September 30, 2006 in accordance with the terms of an Interest Payment Deposit Agreement, dated August 9, 2006, among Ener1, Ener1 Group, Satellite and Wilmington Trust.

The "Forbearance Period" will remain in effect until November 1, 2006, unless a "Termination Event" occurs prior to November 1, 2006. A "Termination Event" includes, among other things, Ener1's failure to comply with the Interest Payment Deposit Agreement, the occurrence of certain bankruptcy-related events, Ener1's failure to become current in its reporting obligations under the Securities Exchange Act of 1933, as amended, by September 1, 2006 or the inaccuracy of any representation made by Ener1 in the Forbearance Agreement or the 2004 and 2005 Debentures.

On August 9, 2006, in accordance with the Forbearance Agreement, Ener1 borrowed $750,000 from Ener1 Group under the terms of a promissory note. The note bears interest at a rate of 10% per year; no interest is payable until the note matures on April 15, 2009. Ener1 Group's rights under the note are subordinated to the prior payment in full of all Ener1's obligations under the Debentures. If none of the 2004 and 2005 Debentures are outstanding, Ener1 Group may elect to convert the principal and accrued interest under the note into shares of Ener1 common stock at a conversion price of $0.41 per share. Ener1's failure to pay any amount due under the note, or the occurrence of certain bankruptcy-related events, will constitute an event of default under the note.

Between August 10 and August 29, we borrowed an additional $2,559,000 from Ener1 Group.  On August 29, 2006, Ener1 Group canceled the note described above for $750,000 and we issued a new convertible promissory note to Ener1 Group in the principal amount of $3,100,000, representing our obligation to repay all funds borrowed from Ener1 Group during August 2006.  This note was issued with the same terms and conditions as the August 9, 2006 note discussed above, except that the note is convertible into a total of 6,200,000 shares of common stock, at a conversion price of $0.50 per share.  In connection with the issuance of the August 29, 2006 note, we also issued warrants to Ener1 Group to purchase up to 18,000,000 shares of common stock (9,000,000 shares may be purchased at an exercise price of $.60 per share and 9,000,000 may be purchased at an exercise price of $.40 per share).  The warrants have a five year term.